1/6


06018289

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME David Jones Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

FILE NO. 82- 04230 FISCAL YEAR 7-29-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 11/9/06

BEST AVAILABLE COPY











DAVID JONES ANNUAL REPORT 2006

THERE'S NO OTHER STORE LIKE

DAVID JONES

DAVID JONES LIMITED ABN 75 000 074 573 ACN 000 074 573

Message from the Chairman

I am pleased to report that over the past three years our Company has successfully achieved all of the targets that were set at the time of the 2003 Strategic Review. In fact our Company has established an enviable track record in terms of financial performance throughout this period despite the difficulties many other retailers have experienced.

OVERVIEW OF FY06

FY06 was an exceptional year for our Company. We delivered our highest ever profit result and dividend since listing in 1995 and our management team was able to identify and capitalise on a number of key strategic opportunities that arose throughout the year.

A detailed review of our Company's performance and achievements in FY06 is set out in the Chief Executive Officer's Report. There are however a few highlights that I would like to specifically mention.

Despite a slow start to the year in terms of consumer spending, sales in FY06 grew by 1.2%. This was the result of a strengthening in consumer spending in the second half of the year which enabled the Company to achieve sales growth of 4.4% in the second half of the 2006 financial year (2H06).

It is a testament to our strong business model that in spite of the fluctuations in consumer spending throughout the year, tight management of costs, inventory and capital expenditure enabled the Company to deliver a record **PAT of $81.1 million** in FY06. This represents PAT growth of 30.6% over FY05 ($62.1 million on an underlying basis once comparable accounting standards are applied).

In addition to continuing to deliver an outstanding financial performance, I am pleased to report that in FY06 the management team commenced laying the foundation for our Company's longer term success.

Evidence of this was our ability to capitalise on opportunities that arose as a result of the recent restructure within the Australian department store sector. Since the announcement of the proposed sale of the Myer department store business to a private equity consortium, we were able to secure:

- agreements to open three new David Jones stores;
- department store exclusive supply arrangements with new brands;
- long-term department store exclusive supply agreements with key existing brands; and
- Country Road back into the entire David Jones store network (from February/March 2007).

During FY06, we also identified the opportunity to unwind the sale and leaseback of our flagship Sydney and Melbourne CBD stores and to effectively reacquire these core assets. The reacquisition was completed on 29 September 2006 and, as a result, our Company now owns key core strategic assets and shareholders will enjoy the enhanced returns that this transaction delivers.

DIVIDENDS

As evidence of the Board's confidence in our Company's business model and our management team's ability to continue to generate strong cashflows and profit growth, I am delighted to report that a fully franked dividend of 9cps was declared for 2H06.

Added to the fully franked dividend of 7cps declared for the first half of the 2006 financial year (1H06), this takes the total dividend declared for the year to **16cps, fully franked**. This represents an **increase of 23.1%** on the Company's FY05 dividend of 13cps.

The Board and the management team remain committed to delivering ongoing dividend growth.

REINSTATEMENT OF DIVIDEND REINVESTMENT PLAN

As mentioned above, our Company will be opening three new stores in the FY07 to FY09 period. These new stores will be located in Westfield Shopping Centres at Burwood, Chermside and Doncaster.

On 1 September 2006, the Board declared that the cost of opening these new stores will be funded by the reinstatement of the Company's Dividend Reinvestment Plan (DRP) on a non-underwritten basis for the period FY07 to FY09 (inclusive).





NOTICE OF MEETING

DAVID JONES LIMITED
ANNUAL GENERAL MEETING 2006

Friday, 1 December 2006 at 10.00 am

DAVID JONES LIMITED
ABN 75 000 074 573

DAVID JONES LIMITED
ANNUAL GENERAL MEETING

Notice is given to the members of David Jones Limited ABN 75 000 074 573 (the Company) that the Annual General Meeting of the Company will be held at the Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on Friday, 1 December 2006 at 10.00 am.

BUSINESS

1. To receive and consider the financial report of the Company and its controlled entities for the 52 weeks ended 29 July 2006 and the reports of the Directors and Auditor.

2. To elect two Directors.

(a) John Coates AC retires by rotation and, being eligible, offers himself for re-election.

(b) Katie Lahey retires by rotation and, being eligible, offers herself for re-election.

3. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That pursuant to clause 6.3 of the Company's constitution, the maximum amount which may be paid in aggregate to Non-Executive Directors as remuneration for their services in any year be increased by $500,000 to a fixed amount not exceeding $1,800,000 per annum.'

4. To adopt the Remuneration Report.

The vote on this resolution is advisory only.

5. (a) Allocation of shares under the Long Term Incentive Plan to Mark McInnes.

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That approval be given for the grant of up to a maximum number of 489,850 ordinary shares in the capital of the Company to Mark McInnes, the Chief Executive Officer of the Company, pursuant to the David Jones Limited Long Term Incentive Plan and on the terms set out in the Notice of Annual General Meeting 2006.'

5. (b) Allocation of shares under the Long Term Incentive Plan to Stephen Goddard.

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That approval be given for the grant of up to a maximum number of 233,601 ordinary shares in the capital of the Company to Stephen Goddard, the Finance Director of the Company, pursuant to the David Jones Limited Long Term Incentive Plan and on the terms set out in the notice of Annual General Meeting 2006.'



By order of the Board

Caroline Waldron
SECRETARY

Sydney, 9 October 2006

Notice of Meeting

Voting Exclusion

In accordance with the Listing Rules of the Australian Stock Exchange Limited any votes cast on resolutions 3, 5(a) and 5(b) by a Director of the Company or any associate of a Director will be disregarded except where the vote is cast:

- by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- by the chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Proxies

Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead. If more than one proxy is appointed, each proxy should be appointed to represent a specified portion of the member's voting rights. If two proxies are appointed and the appointment does not specify the proportion of the member's votes that each proxy may exercise, each proxy may exercise half the votes. The person or persons so appointed need not necessarily be members of the Company.

To be effective, the Proxy Form must be received by Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney, NSW, 2000 (or by facsimile to (03) 9473 2118) not less than 48 hours before the time for holding the meeting. No facility exists for receiving Proxy Forms by email.

Corporate Representative

If your holding is registered in a company name and you would like to attend the meeting (and do not intend to return a completed Proxy Form), please bring with you to the meeting a duly completed Appointment of Corporate Representative Form to enable you to attend and vote at the meeting. Contact the Share Registry, which will forward to you a form for completion.

Entitlement to vote

For the purposes of the meeting, shares will be taken to be held by the persons who are the registered holders at 7.00 pm (Sydney time) on Wednesday 29 November 2006. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Explanatory Notes

ITEM 1 – FINANCIAL REPORT AND THE REPORTS OF THE DIRECTORS AND AUDITOR

The *Corporations Act 2001* (Cth) (Corporations Act) requires the financial report and the reports of the Directors and Auditor be laid before the Annual General Meeting. Shareholders will be given an opportunity to raise questions on all these reports at the meeting.



JOHN COATES
AC LLB



KATIE LAHEY
B.A(HONS) MBA

ITEM 2 – ELECTION OF DIRECTORS

Profiles of the candidates offering themselves for re-election to the office of Director are as follows:

(a) John Coates AC LLB

Resident of Sydney

Term of office Non-Executive Director since 6 October 1995 and appointed Deputy Chairman on 14 October 2003

Independent Yes

External Directorships Partner, Kemp Strang Lawyers; President, Australian Olympic Committee; Chairman, Australian Olympic Foundation; Director, Grosvenor Australia Asia Pacific General Partner Limited (H.K.); Member, Grant Samuel Advisory Board; International Olympic Commitee; and, Sydney Olympic Park Authority.

Skills, experience and expertise Mr Coates has practised in commercial and property law and served on various Commonwealth and State statutory authorities. His public company board experience includes shopping centre management, while his membership of the Grosvenor Australia Asia Pacific board and its Australian subsidiaries (part of the worldwide Grosvenor Group) provides him with relevant experience and expertise in property investment and development. He plays an active role in advising and assisting senior executives in the implementation of the Company's key public and commercial relationships.

Board committee membership Member of the Audit Committee

(b) Katie Lahey B.A(HONS) MBA

Resident of Sydney

Term of office Non-Executive Director since 6 October 1995

Independent Yes

External Directorships Chief Executive of the Business Council of Australia and Member of Major Performing Arts Board

Skills, experience and expertise In her Chief Executive roles in the public and private sectors, Ms Lahey has gained extensive experience in managing large complex organisations and achieving significant change within these organisations. She has skills in general management, marketing, media, human resources management, finance and an extensive knowledge of the workings of Government at all levels. Her practical hands-on experience has been supplemented with her academic achievements.

Board committee membership Member of Remuneration and Nominations Committee

Notice of Meeting

ITEM 3 – INCREASE IN THE NON-EXECUTIVE DIRECTORS' ANNUAL AGGREGATE FEE POOL

The last review of the Non-Executive Director's aggregate fee pool was put to shareholders for approval in 2004 and an amount of $1,300,000 was subsequently adopted. This enabled the implementation of a consistent remuneration program for Non-Executive Directors and off-set the discontinuance of the retirement allowance from 1 December 2004. Prior to 2004, the last shareholder approved increase to the fee pool was in 1999.

The Directors have determined, based on external advice, that in the interests of ensuring flexibility for the Board over the period ahead, the annual aggregate fee pool amount be increased to $1,800,000.

The Directors believe that the proposed lift in the aggregate fee pool amount is appropriate and will provide coverage for the following:

- the ongoing appointment of Non-Executive Directors to enable a minimum 12 month service overlap and transition period between outgoing Non-Executive Director/s electing to retire and incoming Non-Executive Director/s;
- the appointment of additional Non-Executive Directors to provide new skills and experience to support the work currently being undertaken on the Company's FY2009-FY2012 strategic plan which will be announced in due course;
- the ability to conduct formal market reviews of Non-Executive Directors' fees on an annual basis to ensure ongoing competitive alignment with the external market; and
- the ability for the Board to attract and appoint experienced and high calibre Non-Executive Directors.

ITEM 4 – ADOPTION OF THE REMUNERATION REPORT

The Corporations Act requires listed companies to put a resolution to shareholders to adopt the company's remuneration report. The vote on this resolution is advisory only and does not bind the Directors or the Company. Nevertheless, the outcome of the vote will be considered by the Remuneration and Nominations Committee when evaluating the remuneration arrangements of the Company.

The Remuneration Report is set out on pages 31–51 of the 2006 Annual Report and is also available on the Company's website, www.davidjones.com.au.

The Remuneration Report:

- describes the policies behind, and structure of, the remuneration arrangements of the Company and the link between the remuneration of employees and the Company's performance;
- sets out the remuneration arrangements in place for each Director and for certain members of the senior management team; and
- explains the differences between the bases for remunerating Non-Executive Directors and executives of the Company, including the Executive Directors.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the meeting.

The Directors unanimously recommend that shareholders vote in favour of this resolution.

ITEMS 5(A) AND 5(B) – ALLOCATIONS OF ORDINARY SHARES UNDER THE LONG TERM INCENTIVE PLAN (LTI PLAN) TO MARK MCINNES AND STEPHEN GODDARD

The LTI Plan

The LTI Plan is intended to improve Company performance, ensure the alignment of management with shareholder interests and retain high calibre executives. The Company designed the LTI Plan and the terms of the proposed offers in consultation with independent remuneration specialists.

Under the LTI Plan, senior managers of the Company who are able to directly influence the long-term success of the Company may be offered entitlements to ordinary shares in the Company. The entitlement is conditional upon the satisfaction of performance measures measured over a period of three financial years. The actual number of shares finally provided to participants depends on the extent to which each of the performance measures has been satisfied. No shares will be provided prior to the final date of the relevant measurement period.

A portion of the total entitlement of shares offered to a participant is allocated to each measure. If only one performance measure is satisfied, a participant will be entitled to the relevant number of shares in respect of that measure. If the minimum performance level is not achieved then the participant has no entitlement to any shares allocated in respect of that measure. If the minimum performance level is exceeded then a participant's entitlement to shares may be increased, depending on how much the measure is exceeded or attained up to a maximum level.

Participants will be notified of any shares they become entitled to and any shares will be allocated within three months after completion of the relevant measurement period. Participants are not required to pay for the entitlement or the shares.

LTI Plan 2007–2009
(Operates from 1 August 2007 to 31 July 2009)

It is proposed to offer Mark McInnes participation in the LTI Plan up to a total of 489,850 ordinary shares, as follows:

- 244,925 ordinary shares at 'threshold', 367,388 ordinary shares at 'target' and up to a maximum number of 489,850 ordinary shares at 'stretch'.

It is proposed to offer Stephen Goddard participation in the LTI Plan up to a total of 233,601 ordinary shares, as follows:

- 116,801 ordinary shares at 'threshold', 175,201 ordinary shares at 'target' and up to a maximum number of 233,601 ordinary shares at 'stretch'.

Any shares required to be issued in full to Mark McInnes and Stephen Goddard under the LTI Plan 2007–2009 will be issued by 1 December 2009.

LTI Plan Review 2007–2009

In preparation for the LTI Plan 2007–2009 grant, a review of the LTI Plan was undertaken during FY2006 with a focus on assessing the ongoing relevance of the current performance measures in light of the Company's strategic business direction and future expectations.

Review of Performance Measures

Two independent performance measures have to date been applied to each offer under the *LTI Plan: capital management* as measured by Returns on Funds Employed (ROFE) and Total Shareholder Return (TSR). The performance measure review involved extensive external benchmarking of the LTI Plan measures used by other companies. The outcome of the review of TSR and ROFE is summarised as follows.

TSR

TSR is the return to shareholders provided by share price appreciation over the measurement period plus dividends, expressed as a percentage of the investment. TSR reflects the increase in value delivered to shareholders over the performance period. TSR is measured against a peer group of companies over the relevant performance period.

The share prices used for the purpose of the TSR calculation are determined as the average daily closing price over the three month period immediately preceding the start and end of the performance period. The TSR of all the companies in the peer group, and the Company, are ranked at the end of the performance period.

The TSR review confirmed that in the general marketplace, shareholders support a measure that is linked to external factors and that TSR is the prevailing external measure most used by companies and is well regarded by the market. The Board recommends the retention of TSR as a performance measure as it provides a fair reflection of the Company's performance and a truly comparative external benchmark when measured against a well selected peer group.

ROFE

ROFE is earnings before interest, tax and goodwill and after significant items as a percentage of average funds employed. Funds employed equals average debt plus average equity (adjusted for future income tax benefits, tax provisions, dividend provisions and restructuring provisions).

The appropriateness of ROFE as an ongoing performance measure has been reviewed in light of the fact that at the time ROFE was originally selected as an LTI Plan measure the Company was underperforming relative to its cost of capital. The strategic review in 2003 had a primary focus of enhancing shareholder returns with resulting key initiatives targeting profit (gross margin and costs) and assets (stock and capital expenditure). While the resultant increase in ROFE and shareholder return has been significant, the primary reason for introducing ROFE was to encourage balance sheet focus and this has now been instituted in the Company via initiatives such as the application of caps to capital expenditure and aged stock.

Additionally, the review of ROFE highlighted that as a measure it continues to have the following disadvantages:

- it is not commonly used by other companies; and
- under AIFRS, the balance sheet in relation to ROFE changes significantly.

In consideration of the above, the Board recommends that the ROFE measure be discontinued and replaced with the internal performance measure of Earnings Per Share (EPS).

EPS

EPS represents how much profit has been earned in the past year for shares that have been issued by the Company and is expressed as Profit after Tax (PAT) divided by total shares issued. The primary reasons for its adoption as a performance measure are as follows:

- EPS is seen as strongly linked to shareholder wealth, as a consistent payout ratio will lead to dividend growth;
- EPS as a performance measure is as commonly used as TSR; and
- TSR and EPS were the most widely used combination of performance measures based on external benchmarking data.

In line with prevailing market practice, EPS will be measured as a Compound Annual Growth Rate (CAGR) from the grant date to the end of the vesting period. Accordingly, the EPS result for the final year of the performance period will be compared with the EPS result of the base year, which in the case of the 2007–2009 LTI Plan grant will be financial year 2006.

There are two significant factors relating to EPS that will impact the EPS result over the period of the 2007–2009 LTI Plan grant. The first factor is the Reset Preference Shares (RPS) that were introduced in 2002 to raise capital to support the Company's balance sheet as it pursued a strategy of growth projects and high capital expenditure. The RPS fully convert in late July 2007 and will have an impact on the Company's EPS in FY2008.

The second factor is the retention plan that was implemented in FY2006 to protect the Company in a time of industry restructure due to a major competitor changing ownership. The performance rights from the retention plan are due to be allocated in July 2008 and this will also have an impact on EPS in FY2009.

The Board believes the EPS measure should be normalised for these factors for the 2007–2009 LTI Plan grant to account for items that are outside the Company's performance and operational objectives.

Notice of Meeting

Calculation of TSR and EPS

The Company's TSR must be at or above the 50th percentile ranking of the peer group for participants to be entitled to any portion of the offered shares subject to TSR (TSR Shares). A TSR ranking at the 50th percentile will entitle participants to 50% of the TSR Shares increasing at a rate of an additional 2% for every additional percentile ranking up to the 75th percentile where 100% of the TSR Shares will vest. The Company's EPS must be at or above 5% CAGR for participants to be entitled to any portion of the offered shares subject to EPS. An EPS CAGR of 5% will entitle participants to 50% of the EPS shares increasing at a rate of an additional 10% for every additional percentage CAGR achieved up to 100% of the EPS shares vesting at CAGR of 10%.

The following table illustrates on a comparative basis how entitlements have been calculated for current LTI Plan offers that have used the performance measures of TSR and ROFE and how entitlements will be calculated for the 2007–2009 LTI Plan offer using TSR and the new performance measure of EPS.

		PERFORMANCE LEVEL			
	Weighting	Below Threshold	Threshold	Target	Stretch
TSR 2005–2007 and 2006–2008 offers	50%	<50th %ile	50th %ile	62nd %ile	75th %ile
ROFE 2005–2007 and 2006–2008 offers	50%	<17%	17%	19%	21%
Reward %	100%	0%	50%	100%	150%
TSR 2007–2009 offer	50%	<50th %ile	50th %ile	62nd %ile	75th%ile
EPS 2007–2009 offer	50%	<5%	5%	7.5%	10%
Reward %	100%	0%	50%	75%	100%

All LTI Plan offers are made subject to the Corporations Act, ASX Listing Rules and the terms of the LTI Plan Rules. Pursuant to the LTI Plan Rules the Board may:

- waive or reduce a relevant requirement governing a participant's *entitlement* to shares;
- subject to the requirements of the ASX Listing Rules, add to or vary any of the LTI Plan Rules, or waive or vary their application to a participant; and
- amend, waive or replace the performance measures in the event of significant events (eg an acquisition) that were not foreseen in the Company's business plan for the period. Measurement of the performance measures may also exclude legislative or regulatory changes that are outside of management's control. Abnormal items that are within management's control or are a result of management decisions will be included in the calculation.

Peer Group

The TSR peer group provides an external benchmark that enables a comparison of the Company's TSR performance to that of similar organisations.

The peer group was compiled based on advice from PricewaterhouseCoopers (PwC) in 2005 and is comprised of peer companies, both non-retail and retail, that, like the Company, are significantly impacted by consumer spending and sentiment and/or economic cycles. The rationale is summarised as follows:

CATEGORY	DIMENSION	DESCRIPTION	RATIONALE
Industry	Cyclical and/or consumer based	S&P/ASX 300 retailers	The company is a retail business.
		S&P/ASX 300 non-retailers that demonstrate a cyclical pattern	The company's operations are influenced by both an established retail cycle and changes in consumer sentiment.

The Board may determine at its discretion that a company be deleted from the peer group if the company no longer meets the peer group criteria, the LTI Plan objectives, or has ceased to be listed. Prior to the annual allocation of a grant under the LTI Plan, the TSR peer group is reviewed to ensure peer companies are continuing to meet selection criteria, liquidity, size thresholds and listing requirements.

To ensure impartiality and rigour, the review process is undertaken by an independent advisor. In preparation for the 2007–2009 LTI Plan grant, PwC has reviewed the peer group used for the 2006–2008 offers which is set out in the Notice of Annual General Meeting 2005.

Based on this review, PwC's recommendation was to remove Colorado Group Limited (Colorado) from the 2007–2009 peer group. This is because Colorado has accepted a takeover offer from a private equity group and may delist within the vesting period. The board has endorsed this recommendation.

The peer group to be adopted for the 2007–2009 offer is summarised in the table below.

S&P/ASX 300 retailers	S&P/ASX 300 non-retailers which are affected by consumer spending and sentiment and/or have a similar cyclical element to their operations		
Woolworths Limited	JB Hi-Fi Limited	APN News and Media Limited	Pacific Brands Limited
Coles Myer Limited	Just Group Limited	Austereo Group Limited	Publishing & Broadcasting Limited
Harvey Norman Holdings Limited	Rebel Sport Limited	Funtastic Limited	PMP Limited
Metcash Limited	Repco Corporation Limited	Flight Centre Limited	Salmat Limited
Brazin Limited	Super Cheap Auto Limited	G.U.D Holdings Limited	Seven Network Limited
	Miller's Retail Limited	Globe International Limited	Southern Cross Broadcasting Australia Limited
		Housewares Limited	STW Communications Group Limited
		John Fairfax Holdings Limited	Ten Network Holdings Limited
		Kresta Limited	Western Australia Newspapers Holdings Limited

Mark McInnes and Stephen Goddard are the only Executive Directors and accordingly are the only Directors who are eligible to participate in the LTI Plan. Details of any securities issued under the LTI Plan to an Executive Director will be published in the Annual Report of the Company. In accordance with the ASX Listing Rules, approval from shareholders will be obtained before participation in the LTI Plan commences for any Executive Director.

Notice of Meeting

General Provisions

Once the performance measures have been met and provided the participant is still employed by the Company at the end of the measurement period, shares will be registered in the name of each participant subject to a seven year holding lock. Shares can only be released if the participant's employment ceases or, where the participant is still an employee, after this seven year period expires or upon application made to the Board or its delegate. Entitlements to shares may be forfeited if a participant ceases employment prior to the performance measures being satisfied, is dismissed with cause or has committed any act of fraud or gross misconduct.

Shares provided may be by purchase of existing shares or by a new issue of shares. Participation in the LTI Plan does not affect participation in any other incentive or other scheme operated by the Company. The maximum number of shares issued under all employee incentive plans in a rolling five year period and the number of unexercised options on issue must not be more than 6% of the Company's issued share capital.

Previous Grants

At the Company's 2005 Annual General Meeting, shareholders approved the grant to Mark McInnes of:

- a maximum of 674,070 ordinary shares (at stretch level) in the capital of the Company, pursuant to the Executive Service Agreement entered into between the Company and Mark McInnes dated 2 August 2005 and the David Jones Limited LTI Plan, provided certain performance measures for the period 1 August 2006 to 31 July 2008 are met; and
- rights up to a maximum number of 1,000,000 ordinary shares in the capital of the Company (pursuant to the Company's LTI Plan) subject to performance and employment conditions.

On 27 September 2006, following achievement of TSR and ROFE performance measures (at stretch level), and in accordance with shareholder approvals, the issue of 770,548 ordinary shares, which covered the period 1 August 2003 to 31 July 2006, were made to Mark McInnes.

No consideration was payable for the grant or issue of these shares and rights.

At the Company's 2005 Annual General Meeting, shareholders approved the grant to Stephen Goddard of:

- a maximum of 263,430 ordinary shares (at stretch level) in the capital of the Company pursuant to the Company's LTI Plan, provided certain performance measures for the period 1 August 2006 to 31 July 2008 are met; and
- rights of up to a maximum number of 600,000 ordinary shares in the capital of the Company (pursuant to the Company's LTI Plan) subject to performance and employment conditions.

On 27 September 2006, following achievement of TSR and ROFE performance measures (at stretch level), and in accordance with shareholder approvals, the issue of 349,315 ordinary shares, which covered the period 1 August 2003 to 31 July 2006, were made to Stephen Goddard.

No consideration was payable for the grant or issue of these shares and rights.

The Directors (other than Mark McInnes and Stephen Goddard) recommend that shareholders vote in favour of resolutions 5(a) and 5(b).

The reinstatement of the DRP is expected to provide a cash injection of between $15 million and $20 million p a over the next three years. This is in line with the expected cost of funding the three new stores.

The Board suspended our Company's DRP in June 2003 as part of the 2003 Strategic Review, with the intention that excess cash would be returned to shareholders. The Board and I remain committed to and reiterate our intention that excess cash generated by the business will be returned to shareholders over time in the most efficient manner.

The three new stores are all high value stores and are the result of a unique opportunity that arose following the recent restructure within the Australian department store sector. All three stores will support earnings growth post FY08.

Our decision to reinstate the DRP for three years to fund the new stores is based on the analysis that contribution from these stores will be EPS accretive and will more than offset the dilutive impact of reinstating the DRP. As such, I am pleased to report that on a net basis, shareholder value will be enhanced.

CORPORATE GOVERNANCE

Corporate governance has been a key area of focus for me since my appointment as Chairman in July 2003. I appreciate the crucial role that public company boards must play if high corporate governance standards are to be upheld.

Pages 13 to 25 of this Report set out details of our Company's corporate governance policies and practices and should assist shareholders in appreciating the importance the Board and I place on corporate governance issues.

CONCLUSION

On behalf of the Board, I would like to take the opportunity to congratulate our CEO Mark McInnes and the management team for delivering an outstanding financial performance every year since implementation of the 2003 Strategic Review. Our Company's financial health has been restored, our Strategic Review targets have successfully been met and we have demonstrated our Company's ability to deliver profit and dividend growth to shareholders year-on-year, regardless of the peaks and troughs of the economic cycle.

We are confident that the programs implemented over the past 12 months will continue to deliver profit and dividend growth for shareholders in FY07 and FY08. We believe our Company has many long-term opportunities available to it and a very bright future enabling it to continue to deliver growth in shareholder value and dividends.

We are currently reviewing our opportunities and strategy for the FY09 to FY12 period and look forward to announcing this to shareholders and the market in mid 2007.

I thank shareholders for their support since the announcement of the 2003 Strategic Review. I am pleased and proud to be able to present this year's Annual Report and on behalf of the Board to declare an "all-time high" dividend of 16cps in FY06.

I look forward to our Company continuing its stellar track record of performance and its commitment to creating and delivering value to our shareholders.



Robert Savage
CHAIRMAN

23.1% increase in fully franked dividends to ordinary shareholders



Chief Executive Officer's Report

As a result of developing and implementing a solid business model and effectively executing our core strategy over the past three years, I am pleased to report that we have successfully restored our Company's financial health.

MARK McINNES, CHIEF EXECUTIVE OFFICER

Dear Shareholders,

I would like to commence my Report by thanking you for your support throughout the year and for entrusting me with stewardship of Australia's iconic and much loved David Jones brand – a brand which is an integral part of Australia's retail heritage.

OVERVIEW & HIGHLIGHTS

The 2006 financial year (FY06) has been an important year for our Company.

This is the second consecutive year since implementation of the 2003 Strategic Review that our Company has delivered a record profit and dividend, in an environment of fluctuating consumer confidence.

Our business model now has an established track record of delivering year-on-year growth in shareholder returns, regardless of the peaks and troughs of the retail economic cycle.

As a result of developing and implementing a solid business model and effectively executing our core strategy over the past three years, I am pleased to report that we have successfully restored our Company's financial health.

The restoration of our Company's financial health was of critical importance to our business in FY06, because it ensured we were in a strong position to:

- take advantage of the opportunity to reacquire the Company's flagship Sydney and Melbourne CBD stores; and
- capitalise on the recent industry restructure through the expansion of our property and brand portfolios.

Our ability to effectively reacquire our flagship stores and to benefit from the industry restructure vindicates the hard work that has been undertaken to restore our Company's financial health. We are now in a position of strength to identify and capitalize on further strategic opportunities that arise and to begin the process of laying the foundation for our Company's longer term success and ongoing growth in shareholder value.

FY06 FINANCIAL PERFORMANCE

As announced on 27 September 2006, our Company reported a record **Profit after Tax (PAT)** for the financial year ended on 29 July 2006 of **$81.1 million**. This represents an **increase of 19.3%** on PAT in FY05 or 30.6% on an underlying basis once comparable accounting standards are applied. The key drivers of this result were sales, cost and inventory management and strong gross profit margins.

Sales revenue for the year grew by 1.2% (from $1800.8 million in FY05 to $1821.6 million in FY06). This was primarily driven by strong sales in the second half of the financial year 2006 (2H06) when the business experienced sales growth of 4.4%.

The Company's **EBIT** in FY06 was $119.6 million, up 25.7% on FY05 ($95.2 million). The **'EBIT to sales ratio'** for FY06 was 6.6%, which represents an increase of 130 basis points (bp) on FY05 (5.3%).

The **core David Jones Department Store business** was an outstanding contributor to the Company's FY06 profit result, reporting a **41.5% increase in EBIT** to $85.5 million from $60.4 million in FY05. Core Department Store EBIT to sales ratio increased 130bp, from 3.4% in FY05 to 4.7% in FY06.

David Jones' **Credit Card business** continued its solid performance reporting **growth of 6.4% in EBIT** to $34.1 million in FY06, from $32.1 million in FY05.

The **Total Cost of Doing Business (CODB) percentage** for FY06 was 34.1%, an **improvement of 90bp** on the CODB percentage (35.0%) in FY05.

Gross profit margin for FY06 (under AIFRS) was **38.8%** compared to 38.4% in FY05. This is an improvement of 40bp over the past 12 months and is an especially pleasing result given the challenging economic conditions and the sluggish consumer spending in the first half of the 2006 financial year (1H06).

Capital expenditure was once again well managed this year with total spend of $32 million being well below the 2003 Strategic Review stated target cap of $50 million p a. This reflects a continued focus on return on investment under the capital expenditure program.

The Company continued its track record of tight stock management, with aged stock inventory levels again being maintained below 5% of total inventory. This result reinforces the tight inventory management measures implemented within the business.

STRATEGIC OPPORTUNITIES RESULTING FROM THE INDUSTRY RESTRUCTURE

As a result of the strong financial performance we have delivered each year since the 2003 Strategic Review, in particular our FY06 result, we have been well positioned to identify and capitalize on opportunities that have arisen throughout the year as a result of restructuring within the Australian department store sector.

On 20 July 2006, we announced the first tranche of these strategic opportunities, which included:

- **store portfolio**: entering into agreements with Westfield Management Limited to open new David Jones stores in their Burwood, Chermside and Doncaster shopping centres; and
- **brand portfolio**: adding a number of brands (such as Tigerlily, Simone Pérèle, Sara, Luxaflex and Mambo) to our Company's department store exclusive brand portfolio.

Since that date, our Company has continued to take advantage of the ongoing restructuring in the sector to sign long term department store exclusivity agreements with Saba, FCUK, Witchery (including the expansion of Witchery footwear and accessories) and Sportscraft (for footwear and accessories).

Our Company has also entered into an agreement with Country Road that will see this brand re-enter our entire store network in February/ March 2007. Country Road has had a long association with David Jones and we are delighted to welcome this brand back into our portfolio.



30.6% increase in underlying profit after tax

Chief Executive Officer's Report

We expect further brand portfolio opportunities to present themselves as the sector continues to restructure and we are prepared and well positioned to capitalize on these.

In terms of our store portfolio, we continue to remain interested in a select number of other strategic store locations which we believe will provide growth opportunities over the FY09 to FY12 period. We are encouraged by the commercial approach landlords are taking in negotiations relating to these sites and will update the market when further progress is achieved.

UNWINDING OF SALE & LEASEBACK TRANSACTION

Added to the industry restructuring opportunities that arose in FY06, we recognised at the start of the year that a very unique opportunity had arisen to effectively reacquire the flagship David Jones Sydney and Melbourne store properties. On 13 December 2005, our Company announced that it had entered into a heads of agreement with Deutsche Bank AG to effectively reacquire these flagship properties. Since 2000, these properties had been the subject of a sale and leaseback transaction (S&L Transaction). On 29 September 2006, the sale and leaseback structure was formally unwound resulting in our Company now owning these strategically important sites.

Ownership of these properties provides our Company with both long-term strategic and financial benefits. From a strategic perspective David Jones now controls key flagship property assets within its store portfolio. This is of particular significance given that the new ownership of Myer means it is inevitable that Melbourne's central retailing core will be redeveloped. Ownership of our three Bourke Street flagship properties will ensure our Company is the master of its own destiny and can leverage the best outcome for shareholders.

From a financial perspective the unwinding of the S&L Transaction will:

- add tangible **assets of $414 million** to the Company's balance sheet;
- **replace rental payments** that escalate at 2.5% p a until 2079 **with interest payments on a reducing level of debt over time;**
- **be EPS accretive;**
- add **$3 million p a** to the Company's **PAT** from FY07 onwards; and
- add a **further $4 million p a to cashflow.**

In commercial terms, the unwinding of the S&L Transaction was possible because our Company's financial health has over the past three years been restored. As a result of this transaction, our Company now not only owns and controls its core strategic assets but shareholders have also benefited financially in terms of enhanced returns both in the short and longer term.

EMPLOYEES

As I have mentioned throughout this Report, FY06 has been an important year for our Company. It has given rise to new challenges and new opportunities and I feel it is a credit to each of our employees not only that they were instrumental in enabling our Company to deliver an outstanding financial result (in an environment where many other listed retailers have experienced difficulties) but that they also demonstrated they have the ability to successfully take our Company to the next stage of its strategic path.

I would like to take this opportunity to express thanks to each of our employees for their hard work, commitment and outstanding contribution in achieving our FY06 results and ask them to continue their good work in FY07.

SUPPLIERS

I would also like to take the opportunity to thank our suppliers (both existing and new additions to our portfolio). Our suppliers are an integral part of our Company's successful "Home of Brands" strategy. Our brand strategy is instrumental in differentiating David Jones from its competitors. As such, the management team and I are committed to nurturing and strengthening our relationship with each of our suppliers.

We look forward to continuing to work closely with our suppliers in the year ahead, in a spirit of co-operation and to achieving mutually beneficial outcomes for our respective businesses.

OUTLOOK

As can be seen from the graph (right), Access Economics is forecasting a mild strengthening in retail spending and a solid outlook for FY07. The market conditions we have experienced at the start of FY07 are in line with this forecast. In FY08 Access Economics is forecasting a peak in the cycle with a return to strong retail spending.

This expected strengthening in consumer sentiment in FY07 will coincide with our Retail Development program including the:

- launch of our fully refurbished Bourke Street Ground Floor Cosmetics and Accessories hall;
- launch of our refurbished Market Street Ground and First Floor Menswear Fashion (expected to be completed in April 2007 and November 2006 respectively);
- opening of our new Burwood store in April 2007; and
- completion of 450 new brand installations throughout the year.

The expected FY08 peak in retail spending will coincide with the:

- launch of our new Queens Plaza store;
- opening of our new Chermside store; and
- first full year benefit from our Burwood store.

We are confident as a management team of being able to continue to deliver 5% – 10% pa PAT growth in FY07 (plus the additional $3 million that will be added to PAT as a result of the unwinding of the S&L Transaction) and attractive dividends for shareholders in both FY07 and FY08.

Looking beyond FY08 to the longer term, we believe there are a number of attractive growth opportunities that will enable us to continue our track record of delivering ongoing shareholder value and returns.

These longer term growth opportunities include:

- focusing on our core business and continuing to expand our brand portfolio, continuing to reduce our CODB and continuing our refurbishment program;
- expansion of our store portfolio; and
- development of our Financial Services business.

Looking forward, I firmly believe our Company has a very exciting and lucrative future. Over the past three years we have successfully restored our Company's financial health. This means we now have a solid foundation for future PAT and dividend growth, through both our core business and our management team's proven track record. As such, we are well equipped to enter the next phase of our Company's growth path.

I look forward to reporting back to you over the next 12 months on the continuing progress we are making and the results we are achieving.



Mark McInnes
CHIEF EXECUTIVE OFFICER


Access Economics National Real Retail Turnover by Quarter F2006-F2008
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Year to - % change
Summer 2006
Winter 2007
SEP 05
DEC 05
MAR 06
JUN 06
SEP 06
DEC 06
MAR 07
JUN 07
SEP 07
DEC 07
JUN 08
MAR 08
May 2006 retail forecast
August 2006 retail forecast

41.5% increase in department store EBIT



Performance Analysis

	FY2006		FY2005	
	$m	% of sales	$m	% of sales
Department Stores				
Sales	1,821.6		1,800.8	
Gross profit	705.9	38.8%	690.6	38.4%
CODB[1]	620.4	34.1%	630.2	35.0%
EBIT	85.5	4.7%	60.4	3.4%

[1] CODB includes corporate head office

	FY2006	FY2005
Basic EPS (cents per share)	18.7	15.0
Dividends on ordinary shares (cents per share)	16.0	13.0



1,688.2
1,711.2
1,769.5
1,800.8
1,821.6
02 03 04 05 06

FIVE YEAR SALES
TOTAL SALES ($ millions)



4.20
4.24
4.46
4.57
4.63
02 03 04 05 06

SALES PER SQUARE METRE
($ thousands)



14.9
22.1
27.7
32.1
34.2
02 03 04 05 06

FINANCIAL SERVICES EBIT
($ millions)



6.6
(25.5)
65.3
77.8
68.0
81.1
02 03 04 05 05 06

NPAT
($ millions)



7
6
11
13
16
02 03 04 05 06

DIVIDEND HISTORY
(cents per share)



32.6
33.7
33.5
32.7
35.0
34.1
02 03 04 05 05 06

COST OF DOING BUSINESS
(percentage of sales)

AGAAP
AIFRS

Five Year Financial Statistics

David Jones Limited and its controlled entities

	2006 $000 AIFRS	2005 $000 AIFRS	2005 $000 AGAAP	2004[1] $000 AGAAP	2003 $000 AGAAP	2002 $000 AGAAP
SALES AND PROFIT						
Total sales	**1,821,560**	1,800,796	1,799,123	1,769,505	1,711,169	1,668,182
Gross profit	**705,900**	690,649	662,825	657,162	622,997	587,656
– % of sales	**38.8%**	38.4%	36.8%	37.1%	36.4%	35.2%
Retail Contribution – Department Stores	**85,503**	60,423	73,897	64,988	47,529	53,123
Property segment result	**–**	2,659	2,659	2,630	2,497	2,546
Credit segment result	**34,147**	32,092	32,236	27,658	22,069	14,936
Foodchain segment result	**–**	–	–	–	(45,926)	(37,622)
Store closure/restructuring	**–**	–	–	–	(45,234)	(14,020)
EBIT	**119,650**	95,174	108,792	95,275	(19,065)	18,963
Operating profit after income tax	**81,120**	67,973	77,862	65,329	(25,466)	6,580
BALANCE SHEET						
Inventory	**273,728**	272,734	289,198	306,190	289,540	287,209
Other current assets	**609,547**	558,966	205,034	179,890	72,586	81,927
Property, plant and equipment	**227,641**	225,090	233,084	229,577	246,547	272,416
Other non-current assets	**24,763**	23,767	52,019	55,100	51,076	43,636
Total Assets	**1,135,679**	1,080,557	779,335	770,756	659,749	685,188
Payables	**236,712**	220,773	243,011	255,690	182,735	166,786
Provisions	**52,947**	50,408	60,465	65,429	56,879	62,795
Interest bearing liabilities	**390,575**	366,030	–	1,697	122	339
Other liabilities	**98,092**	68,795	–	–	–	–
Total Liabilities	**778,326**	706,006	303,476	322,816	239,736	229,920
Net Assets	**357,353**	374,551	475,859	447,940	420,013	455,268
RATIOS						
EBIT to sales (%)	**6.6%**	5.3%	6.0%	5.4%	(1.1%)	1.1%
Basic earnings per share (cents)	**18.7**	15.0	17.0	14.6	(7.5)	1.5
Dividend per share (cents)	**16.0**	13.0	13.0	11.0	6.0	7.0
Debt to equity (%)	**109%**	97.7%	0.0%	0.4%	0.0%	0.1%
Return on average shareholder equity (%)	**23.7%**	18.6%	16.7%	15.0%	(5.5%)	1.6%

[1] 53 week year

Board of Directors



ROBERT SAVAGE

Resident of Sydney

Term of office Non-Executive Director since 25 October 1999 and appointed Chairman on 17 July 2003.

Independent Yes

External Directorships Chairman and Director of Mincom Limited and Perpetual Trustees Australia Limited and Director of Smorgon Steel Limited.

Skills, experience and expertise
Mr Savage has been a non-executive director for seven years across a wide range of industries and has held several roles including on Audit and Remuneration and Nomination Committees. Prior to his appointment at David Jones, Mr Savage had extensive business experience gained during a 35 year career with IBM in marketing, finance, software development and management roles.

During this period, he worked in Australia, throughout Asia and in the United States.

Roles at IBM included the following: Managing Director and Chairman of IBM Australia; General Manager - Government for all of IBM's business activity with governments throughout Asia Pacific and South Asia; and Chairman and CEO of IBM Hong Kong, China and Taiwan.

Board committee membership
Member of the Remuneration and Nominations Committee.



JOHN COATES
AC LLB

Resident of Sydney

Term of office Non-Executive Director since 6 October 1995 and appointed Deputy Chairman on 14 October 2003.

Independent Yes

External Directorships Partner, Kemp Strang Lawyers; President, Australian Olympic Committee; Chairman, Australian Olympic Foundation; Director, Grosvenor Australia Asia Pacific General Partner Limited (H.K.); Member, Grant Samuel Advisory Board; International Olympic Committee; and Sydney Olympic Park Authority.

Skills, experience and expertise
Mr Coates has practised in commercial and property law and served on various Commonwealth and State statutory authorities. His public company board experience includes shopping centre management while his membership of the Grosvenor Australia Asia Pacific board and its Australian subsidiaries (part of the worldwide Grosvenor Group) provides him with relevant experience and expertise in property investment and development. He plays an active role in advising and assisting senior executives in the implementation of the Company's key public and commercial relationships.

Board committee membership
Member of the Audit Committee.



MARK McINNES
MBA (MBS)

Resident of Sydney

Term of office Executive Director and Chief Executive Officer since 3 February 2003.

Independent No

External Directorships
Director of Australian National Retailers Association and Eastern Suburbs Leagues Club.

Skills, experience and expertise
Mark McInnes has more than 20 years' experience in the Australian retail sector. He has held senior management roles across the retail sector including Marketing, Merchandising, Stores, Supply Chain, Logistics, Strategic Planning, Operations and Advertising. He has spent more than 17 years in senior management and strategic roles in major Australian department stores, including 12 years at Coles Myer Limited and nine years at David Jones.

Board committee membership
Executive Directors are not members of Board Committees but attend Committee meetings as required.



STEPHEN GODDARD
BSc (HONS) MSC

Resident of Sydney

Term of office Executive Director and Finance Director since 3 February 2003.

Independent No

External Directorships Nil

Skills, experience and expertise
Mr Goddard has more than 21 years' experience in the Australian retail sector across a broad range of areas including Finance, Operations, Strategic Planning, Merchandise, Stores, Logistics and Supply Chain. Of these 21 years, 19 have been spent in senior management and strategic roles in major Australian department stores including nine years at David Jones and 10 years at Coles Myer Limited. Mr Goddard brings to the Board extensive and broad ranging retail experience. Mr Goddard joined David Jones in 1997 as Operations Director. He was appointed Chief Financial Officer in July 2001 and has played an integral role in rebuilding the financial performance of the Company in recent times.

Board committee membership
Executive Directors are not members of Board Committees but attend Committee meetings as required.



REGINALD CLAIRS
AO

Resident of Brisbane

Term of office Non-Executive Director since 22 February 1999.

Independent Yes

External Directorships Chairman and Director of Cellnet Group Limited and Director of Commonwealth Bank of Australia.

Skills, experience and expertise Prior to joining the Board of David Jones, Mr Clairs had a career of 33 years with Woolworths Limited, culminating as the Chief Executive Officer for five years to December 1998. During his career he gained valuable retail experience at state, national and international levels. The successful 'Fresh Food People' theme was developed during his appointment as National Marketing Manager. Mr Clairs has also held several positions on industry bodies, including Chair of the Australian Supermarket Institute and a Board member of C.I.E.S., an international retail organisation.

Board committee membership Chairman of Remuneration and Nominations Committee.



PAULA DWYER
B.COMM. FCA. FAICD. ASIA

Resident of Melbourne

Term of office Non-Executive Director since 25 November 2003.

Independent Yes

External Directorships Director of Promina Group Limited, Tabcorp Holdings Limited and Babcock & Brown Japan Property Management Limited.

Skills, experience and expertise Paula Dwyer is a chartered accountant by profession and during her 20 year executive career held senior positions in investment management and investment banking. Ms Dwyer has served on a number of boards in the private and public sectors. She brings to the Board of David Jones financial expertise and broad business experience.

She is also a Member of ASIC Business Consultative Panel (Melbourne Chapter) and is the Vice President of the Baker Heart Research Institute.

Board committee membership Member of Audit Committee.



JOHN HARVEY
LLB B.JURIS GRAD. DIP ACC. FCA

Resident of Melbourne

Term of office Non-Executive Director since 8 October 2001.

Independent Yes

External Directorships Director of Templeton Global Growth Fund and Australian Infrastructure Fund Limited. Non-executive member of the Board of Freehills.

Skills, experience and expertise Mr Harvey has had a 26 year professional career with Price Waterhouse during which he provided professional advisory services to many multinational and Australian national companies, including retailers. He was a registered company auditor for 20 years (which did not include David Jones). Mr Harvey was Chief Executive Officer of PricewaterhouseCoopers in Australia and served on the Global Board of PricewaterhouseCoopers.

He has also served on the Boards of Opera Australia, Docklands Authority and Board of Taxation. His experience provides the financial expertise necessary to chair the Audit Committee.

Board committee membership Chairman of Audit Committee.



KATIE LAHEY
BA (HONS) MBA

Resident of Sydney

Term of office Non-Executive Director since 6 October 1995.

Independent Yes

External Directorships Chief Executive of the Business Council of Australia and Member of Major Performing Arts Board.

Skills, experience and expertise In her Chief Executive roles in the public and private sectors, Ms Lahey has gained extensive experience in managing large complex organisations and achieving significant change within these organisations. She has skills in general management, marketing, media, human resources management, finance and an extensive knowledge of the workings of Government at all levels. Her practical hands-on experience has been supplemented with her academic achievements.

Board Committee membership Member of Remunerations and Nominations Committee.

Management Committee



MARK McINNES
Chief Executive Officer



STEPHEN GODDARD
Finance Director



COLETTE GARNSEY
Group General Manager
Apparel, Accessories, Footwear and Cosmetics



PATRICK ROBINSON
Group General Manager
Home and Food



PAUL ZAHRA
Group General Manager
Stores and Operations



KAREN McLACHLAN
Group General Manager
Information Technology



DAMIAN EALES
Group General Manager
Financial Services and Marketing



PAULA BAUCHINGER
Group General Manager
Human Resources



ANTONY KARP
Group General Manager
Retail Development

The Management Committee is currently comprised of nine members all of whom are pictured on this page. The role of the Management Committee is to implement group policy, manage the corporate processes and review strategy and resources.

Corporate Governance Statement

CONTENTS

Corporate Governance Statement

1. INTRODUCTION AND DATE OF STATEMENT

This Statement sets out the key corporate governance principles adopted by the Directors in governing David Jones and reflects the corporate governance policies and procedures adopted and followed in the financial year ended 29 July 2006 and adopted as at 9 October 2006.

2. DAVID JONES' APPROACH TO CORPORATE GOVERNANCE

2.1 Framework and approach to corporate governance and responsibility

The Board has the responsibility for ensuring David Jones is properly managed so as to protect and enhance shareholders' interests in a manner that is consistent with the Company's responsibility to meet its obligations to all stakeholders.

For this reason, the Board is committed to maintaining the highest standards of corporate governance across the David Jones Group.

The Board believes that corporate governance is about having a set of values and behaviours that underpin the Company's everyday activities – values and behaviours that ensure transparency, fair dealing and protection of the interests of stakeholders. Consistent with this belief, the Board's approach is to consider corporate governance within the broader framework of corporate responsibility and regulatory oversight.

The Board has adopted practices as appropriate to ensure David Jones remains at the forefront in protecting stakeholder interests which are consistent with the "Principles of Good Corporate Governance and Best Practice Recommendations" (ASX Best Practice Recommendations) published in March 2003 by the ASX Corporate Governance Council and the Commonwealth Government's CLERP 9 amendments to the Corporations Act.

The Board's approach has been guided by the principles and practices that are in stakeholders' best interests whilst ensuring full compliance with legal requirements.

2.2 Compliance with the ASX Best Practice Recommendations

The ASX Listing Rules require listed companies to include in their annual report a statement disclosing the extent to which they have followed the 28 ASX Best Practice Recommendations in the reporting period. Listed companies must identify the recommendations that have not been followed and provide reasons for the company's decision.

Copies of David Jones' corporate governance practices have been posted on its website as required by the ASX Best Practice Recommendations.

As detailed in this Statement, David Jones considers its governance practices comply with 27 of the ASX Best Practice recommendations. A checklist summarising this view is shown on pages 24 to 25 of this Statement.

There is one recommendation where David Jones' past practices only partially comply.

ASX Best Practice Recommendation 9.4 recommends companies seek shareholder approval of equity-based reward schemes for executives. David Jones has five equity-based reward plans all of which were introduced prior to the release of the ASX Best Practice Recommendations. Shareholder approval has been obtained for four plans and accordingly the requirements of ASX Best Practice Recommendation 9.4 in respect of these plans have been met in full.

The four plans which fully comply with ASX Best Practice Recommendation 9.4 are:

- the Employee Share Plan which was established in 1995 and approved by former shareholders prior to the listing of David Jones on the ASX in November 1995; and
- the EESP, DESP and Executive Option Plan which were approved by shareholders at the 1998 annual general meeting.

In the case of the LTI Plan which was introduced in 2001, the requirements of ASX Best Practice Recommendation 9.4 have only partially been complied with. However, although the LTI Plan has not been explicitly approved by shareholders, at the 2001, 2003, 2004 and 2005 annual general meetings, shareholder approval was obtained to offer shares under the LTI Plan to David Jones' Executive Directors. David Jones has also previously made extensive disclosures in relation to the LTI Plan in its notices of meeting and financial statements. Details of the LTI Plan are also disclosed in the Remuneration Report on pages 35 to 40 and in note 30 on pages 93 to 95 of this Annual Report. In view of the foregoing circumstances, and as shareholders have not raised any material issues, David Jones does not propose to present the LTI Plan for shareholder approval. All proposed grants to Executive Directors will however continue to be put to shareholders for approval.

In this Statement, the relevant governance items are linked to each of the 28 ASX Best Practice Recommendations. A table on pages 24 to 25 of this Statement also links this Statement to the ASX Best Practice Recommendations.

The Company's Corporate Governance Statement is available at www.davidjones.com.au.

3. THE BOARD OF DIRECTORS

3.1 Membership and expertise of the Board

The Board has a broad range of relevant skills, experience and expertise to meet its objectives. The composition of the current Board with details of each Director's qualifications, experience and special responsibilities is set out on pages 10 to 11 of this Annual Report.

ASX Best Practice Recommendation 2.5

3.2 Board role and responsibility

The Board is responsible for protecting the rights and interests of shareholders and is accountable to them for the management of David Jones. The Board Charter clearly defines the matters that are reserved for the Board and those that the Board has delegated to management.

In summary, the Board's accountabilities and responsibilities include:

- setting the direction, financial objectives and goals for management;
- reviewing and approving the annual budget and strategic plan;
- monitoring management and financial performance against these objectives;

- reviewing and approving the strategic allocation of capital including major capital projects and property leases;
- approving capital management initiatives and major financing facilities;
- evaluating the performance and determining the remuneration of the Chief Executive Officer (CEO), senior managers and the Board (within the shareholder approved limit);
- ensuring the appropriate risk management systems, internal controls, reporting systems and compliance frameworks are in place and operating effectively;
- ensuring there are plans and procedures for recruitment, training, remuneration and succession planning for senior managers;
- defining Board competencies, evaluating Board performance and planning Board succession;
- considering and approving David Jones' interim and full year financial statements;
- selection, appointment and removal of the CEO; and
- ensuring there are appropriate standards of corporate governance and ethical behaviour.

Responsibility for the day to day management and administration of David Jones is delegated by the Board to the CEO, assisted by the Management Committee.

The CEO manages David Jones in accordance with the strategy, plans and delegations approved by the Board.

The Board Charter is available in the Corporate Governance section of the David Jones website.

ASX Best Practice Recommendation 1.1

3.3 Board size and composition

The Board determines its size and composition, subject to the limits imposed by David Jones' constitution, using the following principles:

- the Board is to be comprised of both executive and non-executive directors, with a majority of non-executive directors who satisfy the criteria for independence;
- the directors shall be from different backgrounds with complementary skills and experience;
- the Chairman must be an independent non-executive director;
- the same individual must not exercise the roles of Chairman or Deputy Chairman and CEO; and
- all directors shall bring independent judgement to bear in decision-making.

David Jones' Board currently comprises six independent Non-Executive Directors and two Executive Directors being the CEO and Finance Director.

3.4 The selection and role of the Chairman

The Chairman is selected by the Board from the Non-Executive Directors.

The Chairman's role includes:

- providing leadership to the Board and to David Jones;
- ensuring efficient organisation and conduct of the Board;
- monitoring Board performance annually;
- guiding the agenda and conduct of Board meetings;
- promoting consultative and respectful relations between Directors, and between the Board and management; and
- chairing shareholder meetings.

The current Chairman, Robert Savage, is an independent Non-Executive Director appointed by the Board. He has been a Director of David Jones since October 1999 and Chairman since July 2003. The Chairman is a member of the Board Remuneration and Nominations Committee.

The current Deputy Chairman, John Coates, is an independent Non-Executive Director appointed by the Board. He has been a Director of David Jones since October 1995 and Deputy Chairman since October 2003. The Deputy Chairman is a member of the Board Audit Committee.

ASX Best Practice Recommendations 2.2, 2.3

3.5 Directors' independence

It is the Board's view that each of its Non-Executive Directors is independent.

The Board has adopted specific principles in relation to Non-Executive Directors' independence. A Non-Executive Director is considered to be independent when not a member of management and:

- is not a substantial shareholder of David Jones or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- within the last three years has not been employed in an executive capacity by David Jones or another David Jones Group member, or been a Director after ceasing to hold any such employment;
- within the last three years has not been a principal of a material professional adviser or material consultant to David Jones (or another David Jones Group member), or a director, officer, employee or consultant materially associated with the service provided by a material professional adviser or material consultant to the Company;
- is not a material supplier or customer of David Jones or other David Jones Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customers;
- has no material contractual relationship with David Jones or another David Jones Group member other than as a Director of the Company;
- has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of David Jones; and
- is free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

Corporate Governance Statement

Materiality for these purposes is assessed on both qualitative and quantitative bases having regard to all the circumstances of the relationship, including among other things the:

- strategic importance to David Jones' business of the goods or services purchased or supplied by David Jones;
- proportion of a class of expenses or revenues that the relationship represents to both David Jones and the third party;
- nature of the goods and services;
- nature and value of the transaction to David Jones and the other third party to the transaction; and
- nature of the position or interest held by a third party.

ASX Best Practice Recommendations 2.1, 2.5

3.6 Avoidance of conflicts of interest by a Director

In accordance with the Corporations Act, any Director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter. Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of David Jones. The Board has developed procedures to assist Directors to disclose potential conflicts of interest. Where a significant conflict exists, the Director concerned declares their interests in those dealings to the Board and takes no part in decisions or discussions relating to them.

3.7 Meetings of the Board and their conduct

The full Board currently holds not less than eight scheduled meetings per year, plus strategy and other additional meetings as necessary to address any specific significant matters that may arise. The agenda for scheduled Board meetings incorporates standing items including the CEO's report, financial reports, Board Committee reports, strategic matters, governance and compliance. Executives are regularly involved in Board discussions and Directors have other opportunities, including visits to stores and business functions, for contact with a wider group of employees.

A meeting of Non-Executive Directors is also held on the same date as each scheduled Board meeting to discuss the operation of the Board and a range of other matters.

The number of Board meetings, Non-Executive Directors' meetings and Board Committee meetings held during the year is set out in the Directors' Report on page 27 of this Annual Report.

3.8 Succession Planning

The Board plans succession of its own members in conjunction with the Remuneration and Nominations Committee, taking into account the skills, experience and expertise required and currently represented, and David Jones' future direction. The Board is also responsible for succession planning for the CEO, and for ensuring succession plans for the Finance Director and other senior managers.

3.9 Review of Board performance

The Board has in place a process to review its performance annually. In line with the Company's continuous improvement focus, the performance evaluation process of the Board has been benchmarked against the evaluation practices of Boards in other ASX listed companies. As a result, the core elements of the evaluation process have been further enhanced and are summarised below:

- the performance evaluation of the Board and Chairman is comprised of structured interviews, written surveys and from time to time involves assistance of an independent adviser;
- a self assessment process is undertaken by all Directors for review by the Chairman, and an assessment of the Chairman is completed by the Deputy Chairman and other Directors. The review incorporates the performance of the Board as a whole relative to the Board Charter and each Board Committee under its respective charter;
- integral to the process is feedback from key stakeholders and senior management which is obtained through an interview process; and
- the Chairman conveys the results of the performance evaluation process to each Director and the Board and these results form the basis of an action plan designed to address performance improvement opportunities.

A Board evaluation process was completed in October 2005. The evaluation process for 2006 is in progress and scheduled for completion in November 2006.

ASX Best Practice Recommendation 8.1

3.10 Nomination and appointment of new Directors

Recommendations for nominations of new Directors are made by the Board Remuneration and Nominations Committee and considered by the Board as a whole.

The agreed process for the appointment of Non-Executive Directors to the Board is reviewed at the time the need for a new Director is identified or an existing Director is required to stand for re-election. The Committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. For the purpose of objectivity, the selection process is supported throughout by independent consultants.

The Committee reviews and makes recommendations for Board approval in respect of the appointment, contract terms, and termination of the CEO.

It also provides the Board with the opportunity to review the appointment or termination of any executive reporting to the CEO, and the Company Secretary, prior to implementation.

ASX Best Practice Recommendation 2.5

3.11 Retirement and selection of Directors

The Constitution of David Jones specifies that all Directors (with the exception of the CEO) must retire from office no later than the third annual general meeting following their last election. Where eligible, a Director may stand for re-election.

3.12 Board access to information and advice

All Directors have unrestricted access to Company records and information and receive regular detailed financial and operational reports from management to enable them to carry out their duties.

The Board has adopted a formal policy whereby the Directors may, subject to the Chairman's consent which may not be unreasonably withheld or delayed, individually or collectively obtain independent professional advice, at the expense of David Jones, in the furtherance of their duties as Directors of the Company.

ASX Best Practice Recommendation 2.5

4. BOARD COMMITTEES

4.1 Board committees and membership

To assist in the execution of responsibilities, the Board has in place two Board committees comprising a Remuneration and Nominations Committee and an Audit Committee.

Personnel and remuneration matters have been delegated to the Board Remuneration and Nominations Committee for review.

In general, the review of financial reporting, financial risk management, audit and compliance matters has been delegated to the Board Audit Committee.

The members of the Board Remuneration and Nominations Committee are:

Reginald Clairs AO (Chairman)
Katie Lahey
Robert Savage

The members of the Board Audit Committee are:

John Harvey (Chairman)
John Coates AC
Paula Dwyer

Other committees may be established from time to time to consider matters of special importance.

ASX Best Practice Recommendations 4.2, 9.2

4.2 Committee charters

The roles and responsibilities of each Committee are set out in the Committee charters. Copies of the Committee charters are available in the Corporate Governance section of the David Jones website.

Each Committee is entitled to the resources and information it requires, including direct access to employees and advisers. The CEO, senior executives and certain other employees are invited to attend Committee meetings. All Directors receive copies of all Committee papers and meeting minutes, and can attend all Committee meetings.

Committee members are chosen for the skills, experience and other qualities they bring to the Committees.

As soon as possible following each Committee meeting, the Board is given a verbal report by the Committee Chairman.

All matters determined by Committees are submitted to the full Board as recommendations for Board decision. Minutes of Committee meetings are tabled at a subsequent Board meeting.

The performance of Committees is discussed and reviewed initially within each Committee and then reviewed as part of the Board's performance review. The performance of each member of the Committees is evaluated as part of the performance review of each Director.

ASX Best Practice Recommendations 4.4, 4.5, 8.1, 9.2, 9.5

4.3 Remuneration and Nominations Committee

The role of the Board Remuneration and Nominations Committee is documented in a charter that has been approved by the Board and is reviewed on an annual basis.

The objectives of the Committee are to assist the Board in ensuring David Jones has:

- a Board of effective composition, size and commitment to adequately discharge its responsibilities and duties;
- remuneration policies and practices that are aligned with David Jones' strategy and objectives; and
- fair and responsible remuneration of Directors and executives, having regard to the performance of David Jones, the performance of the executives and the general remuneration environment.

The Committee's responsibilities in connection with remuneration include:

- the review and recommendation for shareholder approval of Non-Executive Director remuneration;
- the review of and recommendation to the Board on the remuneration of the CEO and Finance Director, and the terms of their employment contracts;
- approval, on the recommendation of the CEO, of the remuneration of the members of the Management Committee, including the terms of their employment contracts;
- the review of and recommendation to the Board on the nature and composition of short term and long term incentive plans; and
- the review and recommendation to the Board of any annual payments to be made under any incentive plans.

The Committee's responsibilities in connection with nominations include to:

- conduct searches for new Board members and recommend preferred candidates to the Board, including the CEO and Finance Director;
- recommend required Board competencies and the number and profiles of Directors;
- assess from time to time the extent to which the required competencies are represented on the Board;
- ensure that succession plans are in place to maintain the required competencies, and the number and profiles of the Board members;
- assist the Chairman as required to evaluate the performance of the Board, its Committees, and individual members, including the performance of the CEO;
- ratify appointments to David Jones' Management Committee; and
- review and assess succession plans for executive positions reporting to the CEO.

Corporate Governance Statement

Further details around the Remuneration and Nominations Committee's responsibilities as they relate to remuneration are detailed on page 32 in the Remuneration Report.

ASX Best Practice Recommendations 2.4, 2.5, 9.2, 9.5

4.4 Audit Committee

The objectives of the Board Audit Committee are to assist the Board to:

- safeguard the integrity of financial reporting;
- make timely and balanced disclosure; and
- recognise and manage financial risk.

As previously identified, the Audit Committee comprises three independent Non-Executive Directors. The Committee has appropriate financial expertise and all members have a sound knowledge of the industry in which David Jones operates. The Committee Chairman is a chartered accountant and was formerly a registered company auditor, but not of David Jones.

The external auditors, internal auditors, Chairman of the Board, CEO, Finance Director and other senior executives attend all Audit Committee meetings at the invitation of the Committee.

This Committee has specific responsibility for the following.

(a) External financial reporting

The Committee reviews and recommends all aspects of external financial reporting including:

- accounting policies and principles and any changes to them;
- significant estimates and adjustments in the financial reports;
- compliance with related party disclosures;
- discussion of half-year and full-year financial reports with management, auditors and other advisers as appropriate, and the adoption of those reports by the Board;
- policies and procedures for the adoption of the AIFRS; and
- the integrity of David Jones' written policies and procedures designed to ensure continuous disclosure and accurate financial reporting.

(b) Related party transactions

The Committee reviews, monitors and recommends for approval by the Board all related party transactions.

(c) Internal control and risk management

The Committee reviews and recommends to the Board for adoption, policies and procedures on risk oversight and management so as to establish an effective and efficient system to identify, assess, monitor and manage risk, ensure accountability at a senior management level for risk oversight and management, and ensure appropriate disclosure. The Committee also reviews David Jones' risk profile, including a regular assessment and prioritisation of risks and the effectiveness of David Jones' risk management and internal compliance and control systems.

(d) External audit

The Committee is responsible for making recommendations to the Board concerning the appointment of David Jones' external auditor including remuneration and other terms of the auditor's engagement.

The Committee reviews the performance of the external auditor and each half-year will review the independence of the external auditor including compliance with its policy covering the provision of non-audit services.

The external auditor meets directly with this Committee and the Board. The Committee has the opportunity to meet with the external auditor without management being present and Committee members are free to contact the external auditor at any time.

(e) Internal audit

The Committee is responsible for making recommendation to the Board concerning the appointment of David Jones' internal auditor including remuneration and other terms of the auditor's engagement.

The Committee reviews the performance of the internal auditor.

Each year, the Committee reviews the internal audit plan and recommends it to the Board for approval.

The Committee also monitors and reports to the Board on Management's responsiveness to internal audit findings and recommendations.

The internal auditor reports directly to the Committee and members have the opportunity to meet with the internal auditor without the presence of other management.

The effectiveness of the Audit Committee was independently reviewed by PricewaterhouseCoopers in June 2006. As a result of that review, a plan to refine and enhance the Committee's processes has been developed and will be implemented in the 2007 financial year.

ASX Practice Recommendations 4.2, 4.3, 4.4, 4.5

5. EXTERNAL AUDITOR INDEPENDENCE

5.1 Approach to auditor independence

David Jones' Board Audit Committee has adopted a policy for external auditor independence and the provision of non-audit related services to ensure best practice in financial and audit governance is maintained. The policy has been endorsed by the Board.

The fundamental principle of auditor independence reflected in the policy is that in order for the external auditor to be independent, a conflict of interest situation must not exist between David Jones and the auditor. A conflict of interest situation would exist if the external auditor or a professional member of the audit team were not capable of exercising objective and impartial judgement in relation to the conduct of the audit of David Jones.

For the external auditor to be eligible to undertake any non-audit related services, the external auditor must not as a result of the assignments:

- create a mutual or conflicting interest with that of David Jones;
- audit their own work;

– act in a management capacity or as an employee; or

– act as an advocate for David Jones.

5.2 Certification of independence

Each half-year the external auditor provides the Committee and Board with an independence declaration certifying its continued independence, and in particular confirming that it has not carried out any engagements during the year that would impair its professional independence as the auditor, as contemplated by the Code of Professional Conduct jointly issued by the Institute of Chartered Accountants in Australia and CPA Australia, and the Corporations Act.

The external auditor is also required to confirm it will retain all working papers for the audit (or review) for a period of seven years after the date of the audit report.

5.3 Other monitoring of independence

The Board Audit Committee will review and approve or decline, as considered appropriate, before the engagement commences, any individual engagement for non-audit related services involving fees exceeding or estimated to exceed A$50,000.

No work will be awarded to the external auditor if the Committee believes such work would be in contravention of the Corporations Act, give rise to a 'self review threat' (as defined in Professional Statement F1) or would create a conflict, or perceived conflict of interest, for the external auditor or any member of the audit team.

Further, if, in the view of the Committee, the level of fees for non-audit related services being provided by the external auditors is of a magnitude that could impair, or be perceived to impair, the auditor's independence, the Committee may, from time to time, impose a restriction on non-audit work being awarded to the external auditor.

The Committee receives half-yearly reports on audit related services undertaken and fees incurred, together with comparative information for prior years, to assist in the monitoring of the provision of such services.

David Jones requires rotation of a person who plays a significant role in the external audit of the David Jones Group for five successive financial years or for five out of seven successive financial years, with suitable succession planning to ensure consistency. A person who is rotated off the audit cannot play a significant role in the audit for at least two successive financial years.

A former member or director of the external auditor who was directly involved in an audit of David Jones (or its controlled entities) cannot be appointed an officer (Director, Company Secretary or senior manager) of David Jones during the two year period following the former member's or director's resignation from the external audit firm.

David Jones' independent external auditor, Ernst & Young, was appointed by shareholders at the 2003 annual general meeting.

An analysis of the fees paid to the external auditors is provided in note 5 on page 66 of this Annual Report.

No fees were paid to Ernst & Young for non-audit services in 2006.

5.4 Prohibited non-audit services by the external auditor

No work will be approved, and the external auditor will not provide services, involving:

– preparation of accounting records and financial statements;

– information technology systems design and implementation;

– valuation services and other corporate finance activities;

– internal audit services; or

– secondment of senior staff to act in a management capacity.

5.5 Attendance at the annual general meeting

David Jones requires a partner of its external auditor to attend its annual general meeting and be available to answer questions from shareholders about the audit. David Jones ensures that written questions received from shareholders are given to the external auditor to be answered, along with any other questions put to the auditor at the annual general meeting.

ASX Best Practice Recommendation 6.2

6. CONTROLLING AND MANAGING RISK

6.1 Approach to risk management

David Jones' approach to risk management has been to establish an effective control environment to manage 'significant risk' to its business.

The David Jones risk management framework has been developed in line with the Australia/New Zealand Risk Management Standard (AS/NZ 4360).

A significant risk is defined as the chance that an action, inaction or natural event will hinder or prevent the achievement of key business objectives. Risk can relate to both threats to the operation, and the failure to take advantage of opportunities. David Jones takes an enterprise wide view of risk with risks from all activities, strategic and operational, being examined. In this regard, the current David Jones risk model includes risk categories covering:

– economic environment;

– customers;

– brand portfolio and competition;

– people;

– business operations;

– compliance;

– financial;

– information technology and infrastructure;

– reputation; and

– strategy.

David Jones has developed an effective control environment to manage the significant risks to its operations, comprising the following components:

– clearly defined management responsibilities and organisational structure;

Corporate Governance Statement

- delegated limits of authority defined by a Delegations Manual;
- accounting control and reconciliations;
- strong management reporting systems;
- disciplined budgeting and rolling three year strategic plan processes;
- regular internal review and mechanisms including the operation of a Capex Committee, Property Committee, Marketing Forum and Management Committee;
- personnel requirements for key positions;
- segregation of duties;
- physical and logical security over company assets;
- appropriate policies and procedures that are widely disseminated to, and understood by, employees;
- internal and external audit functions; and
- comprehensive risk management framework and guidelines.

The risk categories identified above are interlinked and the control environment is integrated to manage those risks.

In 2006 a review of compliance was carried out to ensure that all areas within David Jones were covered by appropriate compliance processes. As a result of the review, a compliance policy (reflecting more closely the policy set out in Australian Standards AS3806) and implementation plan will be introduced in 2007.

ASX Best Practice Recommendations 7.1 and 7.3

6.2 Risk management roles and responsibilities

The David Jones Board determines the Company's risk appetite. The Board is responsible for ensuring material risks facing the Company have been identified and that appropriate and adequate control, monitoring and reporting mechanisms are in place. David Jones management has developed a risk identification, analysis and mitigation process. The process produces a risk report that identifies key business risks and determines responsibility for the risk mitigation activities for each of these risks. The process is designed to ensure internal operating and external risks are identified, assessed, addressed and monitored to minimise risk in the achievement of David Jones' business objectives.

The risk report is updated annually, and reviewed half-yearly by the Board and Audit Committee. This risk profile is used by the internal auditors to allocate assurance resources to those business risks which are key to the operation of David Jones. External audit also makes use of this profile.

A copy of David Jones risk management policy and internal compliance and control systems is available in the Corporate Governance section of David Jones' website.

6.3 Executive declaration

The CEO and the Finance Director have provided the following declaration to the Board in connection with the financial statements of David Jones for the financial period ended 29 July 2006:

- David Jones' financial statements and accompanying notes present a true and fair view, in all material respects, of David Jones' financial condition and operating results, and are in accordance with relevant accounting standards;
- the statement referred to in the above paragraph is founded on a system of risk management, internal compliance and control, which implements the policies adopted by the Board;
- David Jones' risk management and internal compliance and control systems are operating efficiently and effectively in all material respects; and
- the financial records of David Jones for the financial period ended 29 July 2006 have been properly maintained in accordance with section 286 of the Corporations Act.

ASX Best Practice Recommendations 4.1, 7.2 and 7.3

7. REMUNERATION POLICES AND PROCEDURES

7.1 Overview

David Jones has established processes to ensure that the level and composition of remuneration are sufficient, reasonable and explicitly linked to performance. These processes are described below and on pages 33 to 40 in the Remuneration Report.

Non-Executive Directors

The Remuneration and Nominations Committee is responsible for recommending to the Board fees applicable to Non-Executive Directors.

In accordance with a resolution of shareholders at the 2004 annual general meeting, the maximum aggregate amount permitted to be paid to Non-Executive Directors under the David Jones constitution is $1.3 million per annum.

Contributions to the retirement allowance plan for Non-Executive Directors (other than notional interest adjustments based on the retirement allowance balance) were discontinued in October 2004. Since October 2003 no new directors have been entitled to join this plan.

Non-Executive Directors may also be reimbursed for their expenses properly incurred as a Director, or in the course of their duties. Non-Executive Directors are also encouraged to own David Jones shares and may participate in the Deferred Employee Share Plan if they elect to sacrifice Directors' fees and have shares purchased under the Plan at market value. The Non-Executive Directors do not participate in any other David Jones employee share plans nor its short or long term incentive schemes.

Executive Directors and Senior Managers

The Remuneration and Nominations Committee is responsible for recommending to the Board remuneration policies, fees, salaries, and short and long term incentives applicable to Executive Directors and senior managers of the Company.

David Jones' remuneration policies are designed to drive a performance culture and to ensure that the way in which employees are recognised and rewarded through remuneration is in the best interests of the shareholders, the Company and the individual.

The remuneration policy achieves this in the following ways:

- by applying a "pay for performance" philosophy which ensures executive remuneration is linked to both individual performance and Company performance;
- by providing remuneration that is market competitive to ensure David Jones has the ability to retain and motivate strong performing employees and attract high calibre prospective employees; and
- by undertaking an annual evaluation process on the performance of all executives, the results of which, contribute to the determination of any salary adjustment an individual executive may receive.

As detailed in the Remuneration Report, the short and long term incentive components of remuneration are determined with reference to external benchmarking and advice from independent experts.

The financial hurdles in the STI Scheme and LTI Plan, are (as applicable) determined through a structured budgeting and three year planning process that requires full Board approval.

All payments made under the STI Scheme and shares issued under the LTI Plan are audited or reviewed by the Company's external auditors.

The Remuneration and Nominations Committee's responsibilities in relation to remuneration are detailed on page 32 in the Remuneration Report.

7.2 STI Scheme

Under David Jones' STI Scheme, the Executive Directors and senior managers can earn a cash based payment which represents a pre-determined percentage of their employment cost (which is comprised of base salary and superannuation contributions). Payments under this scheme are dependent on the achievement of specific financial objectives relating to sales, gross profit, costs, inventory management and profit after tax (as applicable to the relevant position) with a key component also based on the assessment of personal performance. The Board intends that similar conditions will be imposed in future financial years. Further details of the STI Scheme are provided on pages 33 to 34 in the Remuneration Report.

7.3 LTI Plan

David Jones' LTI Plan was introduced in 2001. Executive Directors, executives and other senior managers are eligible to participate in this plan.

Under this plan, eligible participants may be granted the right to receive a certain number of ordinary shares in David Jones, which may vest, conditional on the achievement of performance measures covering a three year consecutive period.

The Board has determined that two performance measures, which operate independently of each other, will be used to determine the entitlement of participants to receive shares under this plan. The performance measures are:

- a TSR measure; and
- a ROFE measure.

Depending on David Jones' performance against these measures, a number of shares may vest in favour of participants, at which time the participants will become beneficially entitled to, and enjoy the rights attaching to, the shares, subject to the terms and conditions of the plan.

If the performance conditions are not met within the performance period, the conditional entitlement to some or all of the offered shares will lapse. In addition, a special Retention Offer under the LTI Plan was made during the year to ensure key employees were retained during a period of industry restructure. Further details relating to the LTI Plan, including the Retention Offer, are provided on pages 35 to 40 in the Remuneration Report.

7.4 Other equity schemes in David Jones

Other equity schemes in David Jones are the:

- Employee Share Plan;
- Employee Share Purchase Plan;
- EESP;
- DESP; and
- Executive Option Plan.

The relevant details of each scheme are contained in the Remuneration Report on pages 33 to 40 and in note 30 on pages 93 to 98 of this Annual Report.

ASX Best Practice Recommendations 9.1 to 9.5

8. CORPORATE CONDUCT AND RESPONSIBILITY

8.1 Approach to corporate conduct

To continue its tradition of excellence, David Jones must uphold the honest and transparent business practices that customers, shareholders, suppliers and the community have come to expect. With this in mind, David Jones aims to maintain a high standard of ethical business behaviour at all times and expects its Directors, senior management, employees and contractors, to treat others with fairness, honesty and respect.

David Jones has a Code of Ethics and Conduct, which has been provided to employees and is available in the Corporate Governance section of the David Jones website.

ASX Best Practice Recommendations 3.1 and 10.1

8.2 The David Jones Code of Ethics and Conduct

David Jones' Code of Ethics and Conduct applies to all Directors and employees. The Code has been fully endorsed by the Board and is provided to all Directors and employees as part of their formal orientation process. The Code governs workplace and human resource practices, risk management and legal compliance, and is aligned to the David Jones' core values of teamwork, integrity and performance. The Code is reviewed periodically and has been amended to reflect the ASX Best Practice Recommendations.

In summary, the Code reflects the requirement to:

- uphold the reputation of David Jones with all stakeholders in terms of quality, service, legal compliance and ethical conduct;

Corporate Governance Statement

- respect property and the ownership of that property;
- maintain confidentiality and privacy of information;
- ensure equal opportunity for all employees;
- maintain a safe and healthy environment for customers and employees alike;
- treat all employees in a fair and professional manner, ensuring the workplace is free from harassment, discrimination and bullying;
- ensure business is conducted fairly, honestly and objectively, in ways that benefit David Jones' stakeholders: shareholders, customers, employees, suppliers and the communities in which David Jones operates;
- avoid (and disclose) situations or transactions which, or might be seen to, conflict with the interests of David Jones, including gifts and benefits from suppliers;
- comply with the David Jones policy on trading in shares; and
- report and investigate instances of unethical behaviour.

Other responsibility policies and codes that operate in David Jones include:

- external communications and continuous disclosure policy;
- risk management guidelines;
- delegations manual;
- treasury policy;
- capital expenditure policy;
- trading in company securities; and
- occupational health and safety, equal opportunity and other human resources policies.

ASX Best Practice Recommendations 3.1, 3.2, 3.3, 10.1

8.3 Compliance with the Code

David Jones is committed to promoting and maintaining a culture of honest, ethical and law abiding behaviour. To fulfil this commitment, David Jones needs to ensure that:

- violations of the Code are detected and reported; and
- appropriate action is taken in response to any such violations.

David Jones encourages Directors and employees to report promptly in good faith any violations or suspected violations of this Code. All employees have access to a confidential ethics hotline, which they are encouraged to use and may do so on an anonymous basis. All reports are investigated promptly, confidentially and fairly.

The policy underlying these procedures ensures that employees are not disadvantaged in any way for reporting violations of the Code or other unethical conduct.

ASX Best Practice Recommendations 3.1, 10.1

8.4 Share trading policy

Consistent with the legal prohibitions on insider trading, all Directors, members of senior management, consultants and other employees are prohibited from dealing in David Jones shares, options or other securities while in possession of information about David Jones that is not generally available and is price sensitive. David Jones price sensitive information is information that a reasonable person would expect to have a material effect on the price or value of David Jones' securities. Directors and senior managers may acquire shares in David Jones, but are prohibited from dealing in David Jones shares or exercising options:

- in the two months preceding the lodgement of the Company's half-year and annual results with the ASX;
- while in possession of price sensitive information; and
- trading for short-term gain.

Directors, officers, consultants, members of senior management and other employees are also prohibited from dealing in the securities of outside companies about which they may gain price sensitive information by virtue of their position with David Jones.

Directors must advise the Chairman, and senior management the General Counsel and Company Secretary, of a proposed dealing in the Company's shares, options or other securities prior to any transaction, and confirm they are not in possession of any unpublished price sensitive information. The ASX is notified of any transactions conducted by Directors.

David Jones' share trading policy is available in the Corporate Governance section of its website.

ASX Best Practice Recommendations 3.2, 3.3,

8.5 Continuous disclosure and shareholder communication

David Jones is committed to:

- ensuring shareholders and the investment market are provided with full and timely information about its activities;
- ensuring that all stakeholders have equal opportunity to receive externally available information issued by David Jones; and
- complying with the continuous disclosure obligations contained in applicable ASX Listing Rules and the Corporations Act.

David Jones' Continuous Disclosure Policy sets out David Jones' commitment to comply with its continuous disclosure obligations.

A copy of the Continuous Disclosure Policy is available in the Corporate Governance section of the David Jones' website.

Under this policy, the Board will, as soon as it becomes aware of information concerning David Jones that would be likely to have a material effect on the price or value of David Jones' securities, ensure that the information is released to the Company Announcements office of the ASX. The Board has appointed a committee comprising the CEO, Finance Director and the General Manager – Investor Relations to continually monitor compliance and to ensure appropriate communications with the ASX through the office of the General Counsel and Company Secretary.

The Board aims to keep shareholders informed of all major developments affecting David Jones' activities and its state of affairs through distribution of the Annual Report. The Board encourages full participation of shareholders at the annual general meeting to ensure a high level of accountability and identification with David Jones' strategy and goals. The Company's senior management and auditors attend the annual general meeting to answer questions of shareholders as required.

All recent David Jones announcements, media briefings, details of David Jones meetings, press releases and annual reports for the last five years and information on all corporate governance practices are placed on the David Jones' website at www.davidjones.com.au.

ASX Best Practice Recommendations 5.1, 5.2, 6.1

8.6 Environment

David Jones recognises the importance of conserving the environment. David Jones also understands the impact its business has on the environment. Therefore, in addition to complying with its government and legal obligations, David Jones aims to continually improve its performance in operating an environmentally aware business. Specific initiatives that David Jones focuses on include energy use and management, the use of recycled or recyclable products and plastic bag usage. The plastic bag program has resulted in a reduction in the volume of David Jones' plastic carry bags and David Jones continues to aim for improvement on this issue on an ongoing basis. David Jones also encourages its suppliers and contractors to support its commitment to the environment, for example by meeting a minimum threshold for the use of recycled materials in the production of printed matter.

8.7 Community

A donations policy was developed in 2003, focusing on the charities David Jones' customers value most, thus aligning the interests of customers with those of the shareholders. This donations policy was developed following market research of David Jones' customer base and indicated that charities in the areas of women's and children's health should be the primary focus for support. To enable more meaningful contributions, David Jones has concentrated its support on a number of primary charities, with an ongoing commitment to the National Breast Cancer Foundation and the Children's Cancer Institute of Australia. David Jones contributes to its chosen charities through cash donations, sponsorships and the contribution of resources such as materials and labour, sale of charity items and space in premises. Contributions to charities this financial year included the following:

- **National Breast Cancer Foundation:** Total donation of $387,000. David Jones staff and customers contributed a total of $45,000 from the sale of Pink Ribbons nationally during Pink Ribbon Month and $74,000 from the sale of "Pink Swing CDs". The David Jones Charity Bear has raised $188,000 from sales in stores. The fourth David Jones Charity Bear, Charlotte, was successfully launched in October 2005 and has enjoyed strong sales support. The fifth Charity Bear William will be launched in October 2006. David Jones continued its support of the "Fashion Targets Breast Cancer Fashion Cabaret" with a sponsorship donation of $50,000, and a research grant donation of $30,000 in support of finding a cure for breast cancer.
- **Children's Cancer Institute of Australia:** Total donation of $100,000. David Jones has an ongoing commitment to contribute to the funding of a research grant to support neuroblastoma research.
- **Rose Clinic:** Total donation of $50,000. David Jones has a commitment to the Rose Clinic which is located in the Elizabeth Street Sydney store and provides services such as breast screening, blood tests and bone density assessments for women. The Company contributes towards operating costs to assist with the funding of a nurse's wage to service the Clinic and makes a donation of $50,000 each financial year. David Jones has supported the introduction of a Digital Mammography machine at the Rose Clinic, the first of its kind in New South Wales. The Clinic has provided services to over 30,000 customers since its launch in 2003.
- **Sydney Children's Hospital:** Total donation of $35,000 towards the Sydney Children's Hospital's two major fundraising events, The Gold Dinner and The Silver Party.
- **Mother of All Balls:** Total donation of $20,000, plus $21,000 auction item purchase and $5,000 Gift Card donation as an auction item. David Jones sponsored the Mother of All Balls, which raises funds for the YWCA Big Brothers Big Sisters and the Aunties and Uncles Programs that aim to turn around the lives of children at risk by providing them with positive role models, friendship and guidance.
- **Dream Ball:** $29,000 towards the Look Good Feel Better initiative of the Cosmetics, Toiletry and Fragrance Association of Australia which supports women in the community living with cancer.
- **Just Enough Faith Cinderella Man Event:** $10,650 towards a charity that is involved in feeding Sydney's homeless.

Directors' Report

The Directors present their report together with the financial report of David Jones Limited (the Company) and of the Consolidated Entity, consisting of the Company and the entities it controlled, for the 52 weeks ended 29 July 2006.

DIRECTORS

The Directors of the Company in office at any time during, or since, the end of the financial year are as follows:

Robert Savage	Chairman and independent Non-Executive Director
John Coates AC	Deputy Chairman and independent Non-Executive Director
Mark McInnes	Chief Executive Officer and Executive Director
Stephen Goddard	Finance Director and Executive Director
Reginald Clairs AO	Independent Non-Executive Director
Paula Dwyer	Independent Non-Executive Director
John Harvey	Independent Non-Executive Director
Katie Lahey	Independent Non-Executive Director

The above Directors were in office for the entire financial year and up to the date of this Report.

For details of the Directors' qualifications, experience, special responsibilities and other Directorships, refer to pages 10 to 11, which are to be read as part of this Report.

COMPANY SECRETARY

The Company Secretary is Caroline Waldron (LLB (Hons)). Caroline Waldron was appointed to the position of Company Secretary on 21 March 2005. She is also General Counsel of the Company and has more than 10 years' in-house legal experience working with Boards of Directors and senior management in public listed companies in Australia and New Zealand.

PRINCIPAL ACTIVITIES

The principal activities of the Consolidated Entity during the financial year consisted of retailing through department stores and providing consumer credit through the David Jones store card.

There were no significant changes in the nature of the activities of the Consolidated Entity during the financial year.

DIVIDENDS

Dividends paid or declared by the Company to ordinary shareholders since the end of the previous financial year were:

	Cents per share	Total Paid/Payable $000	Date Paid/Payable
Dividends paid during the year			
Interim 2006 dividend	7c	30,582	8 May 2006
Final 2005 dividend	7c	30,315	8 November 2005
Dividends declared after year end			
Final 2006 dividend	9c	39,828	8 November 2006

All dividends were fully franked at the tax rate of 30%.

Dividends paid on RPS during the 52 weeks ended 29 July 2006 of $3.684 million have been recognised in the income statement as net financing expenses due to the reclassification of these shares as a liability. Dividends on the RPS were fully franked at the tax rate of 30%.

REVIEW OF OPERATIONS

The net profit after tax of the Consolidated Entity for the financial year was $81.12 million.

The full financial position of the Consolidated Entity is shown in the Financial Statements on pages 52 to 55 and the accompanying notes.

This is the first annual financial report prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). Comparative information has been restated accordingly.

A detailed review of operations and the results of those operations is set out in the Message from the Chairman and Chief Executive Officer's Report on pages 1 to 7. No extraordinary expenses were incurred by the Consolidated Entity during the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Other than comments on likely developments or expected results of certain of the Consolidated Entity's operations which are included in the Chairman's Message and the Chief Executive Officer's Report, further information on likely developments in the operations of the Consolidated Entity and the expected results of those operations in future financial periods has been omitted as the Directors believe it would be likely to result in unreasonable prejudice to the Consolidated Entity's interests if such further information were included in this Report.

BUSINESS STRATEGIES AND PROSPECTS

Information on the Consolidated Entity's business strategies and its prospects for future financial years are included in the Chairman's Message and the Chief Executive Officer's Report. In the opinion of the Directors, further information on the Consolidated Entity's business strategies and its prospects for future financial years would, if included in this report, be likely to result in unreasonable prejudice to the Consolidated Entity and has accordingly been omitted.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

In the opinion of the Directors there were no significant changes in the state of affairs of the Consolidated Entity during the financial year.

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of committees of Directors) and the number of meetings attended by each Director during the financial year were:

	DIRECTORS' MEETINGS			AUDIT COMMITTEE MEETINGS		REMUNERATION AND NOMINATIONS COMMITTEE MEETINGS	
	SCHEDULED		BY WRITTEN RESOLUTION[2]				
Director	A	B		A	B	A	B
Robert Savage[1]	11	11	1	3	4	4	4
John Coates AC	11	11	1	4	4	–	–
Mark McInnes	11	11	1	–	–	–	–
Stephen Goddard	11	11	1	–	–	–	–
Reginald Clairs AO	11	11	–	–	–	4	4
Paula Dwyer	11	11	1	4	4	–	–
John Harvey	10	11	1	4	4	–	–
Katie Lahey	11	11	1	–	–	4	4

A number of meetings attended

B number of meetings held during the time the Director held office during the year

[1] Audit Committee meetings attended on an ex-officio basis

[2] Written resolution passed to deal with specific matters and signed by all Directors, except in circumstances where Directors are not eligible to vote

During the financial year, Directors also visited many of the Company's stores and major suppliers to improve their understanding of retail operations.

Directors' Report

DIRECTORS' INTERESTS

The relevant interest of each Director in the share capital of the companies within the Consolidated Entity, as notified by the Directors to the ASX in accordance with section 205G(l) of the Corporations Act, at the date of this report is as follows:

Director	Ordinary Shares in the Company[1]	LTI Plan Rights[2,3]
Robert Savage	75,646	–
John Coates AC	38,589	–
Mark McInnes	1,962,215	1,832,033
Stephen Goddard	459,262	949,089
Reginald Clairs AO	162,839	–
Paula Dwyer	30,000	–
John Harvey	30,000	–
Katie Lahey	10,565	–

[1] No RPS in the Company are held by the Directors

[2] Not applicable to Non-Executive Directors

[3] The number of rights granted over ordinary shares under the LTI Plan (including the Retention Offer detailed on page 38 in the Remuneration Report) shown in the table reflects the achievement of performance measures at the target level. In accordance with the LTI Plan rules the number of ordinary shares which may be allocated is dependent on Company and individual performance and can range from zero to 150% of the rights allocated.

RIGHTS TO UNISSUED SHARES

At the date of this Report, the Company has on issue rights under the LTI Plan which could convert to 9,607,041 ordinary shares in future periods. The Company will not receive any monetary consideration on the vesting of these rights. For further details including the expiry date of the rights outstanding refer to the Remuneration Report.

SHARES ISSUED DURING OR SINCE THE END OF THE YEAR AS A RESULT OF THE EXERCISE OF RIGHTS OR OPTIONS

During the financial year 2,285,007 rights under the LTI Plan converted to 3,427,512 fully paid ordinary shares of the Company. No money was received by the Company on the conversion of these rights to ordinary shares.

During the financial year, 275,000 options under the executive option plan converted to 275,000 ordinary shares of the Company. The Company received $1.328 on the exercise of each option. The options converted into fully paid ordinary shares.

Since the end of the financial year, 1,771,981 rights under the LTI Plan converted to 2,657,972 fully paid ordinary shares of the Company. No money was received by the Company on conversion of these rights to ordinary shares.

EVENTS SUBSEQUENT TO REPORTING DATE

Dividends

On 26 September 2006, the Directors declared a final dividend of 9c per ordinary share, fully franked at the tax rate of 30%. The final dividend is payable on 8 November 2006.

RPS

The Company has received holder conversion notices after 29 July 2006 up to the date of this Report for the conversion of 39,847 RPS into 2,796,260 ordinary shares. These RPS will be converted into ordinary shares in accordance with the Company's Prospectus for the Issue of Reset Preference Shares.

New Department Stores

As announced to the ASX on 20 July 2006, the Company has entered into agreements with Westfield Management Limited to open department stores in Burwood New South Wales, Chermside Queensland and Doncaster Victoria. The stores are scheduled to open in April 2007, August 2007 and late 2008 respectively.

The Company has reinstated its Dividend Reinvestment Plan to fund the opening of the new stores, including a payment of $20 million in relation to Burwood, fitout costs and additional inventory.

Sale and leaseback arrangement

On 29 September 2006, the Consolidated Entity acquired certain properties following the execution of agreements to unwind previously existing sale and leaseback arrangements. Details of the unwind transaction, including its estimated financial effect, are disclosed in note 26 to the Financial Statements.

Except for the matters disclosed above, there are no other matters or circumstances which have arisen since 29 July 2006 that have significantly affected or may significantly affect:

(a) the operations, in future financial periods subsequent to the 52 weeks ended 29 July 2006, of the Consolidated Entity constituted by the Company and the entities it controls from time to time;

(b) the results of those operations in future financial periods; or

(c) the state of affairs, in future financial periods, of the Consolidated Entity.

REMUNERATION REPORT

The Remuneration Report, which covers a discussion on the broad policy for determining the nature and amount of remuneration of Directors and senior executives of the Consolidated Entity, a discussion of the relationship between that policy and the Consolidated Entity's performance, and other related matters required to be disclosed in accordance with section 300A of the Corporations Act, is set out on pages 31 to 51.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

Indemnification of Directors

The Company has indemnified each Director referred to on page 26 of this Report, the Company Secretary and previous Directors and Secretaries (Officers) against all liabilities or loss (other than to the Company or a related body corporate) that may arise from their position as Officers of the Company and its controlled entities, except where the liability arises out of conduct involving a lack of good faith or indemnification is otherwise not permitted under the Corporations Act. The indemnity stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses, and covers a period of seven years after ceasing to be an Officer of the Company. The indemnity is contained in a Deed of Access, Insurance and Indemnity, which also gives each Officer access to the Company's books and records.

The Company has also indemnified the current and previous Directors of its controlled entities and certain members of the Company's senior management for all liabilities and loss (other than to the Company or a related body corporate) that may arise from their position, except where the liability arises out of conduct involving a lack of good faith or indemnification is otherwise not permitted under the Corporations Act.

Indemnification of Auditors

The Constitution of the Company provides that it must indemnify its auditors, Ernst & Young, against any liability incurred in their capacity as auditor in defending any proceedings, whether civil or criminal, in which judgement is given in their favour or in which they are acquitted or in connection with any application in relation to any such proceedings in which relief is granted under the Corporations Act.

As part of the Company's terms of engagement with Ernst & Young, the Company has agreed to indemnify Ernst & Young against certain liabilities to third parties arising from their engagement as auditor. The indemnity does not extend to any liability resulting from a negligent, wrongful or wilful act or omission by Ernst & Young.

Insurance premiums

The Company has paid insurance premiums for one year cover in respect of Directors' and Officers' liability insurance contracts, for Officers of the Company and of its controlled entities. The insurance cover is on standard industry terms and provides cover for loss and liability for wrongful acts in relation to the relevant person's role as an Officer, except that cover is not provided for loss in relation to Officers gaining any profit or advantage to which they were not legally entitled, or Officers committing any criminal, dishonest, fraudulent or malicious act or omission, or any knowing or wilful violation of any statute or regulation. Cover is also only provided for fines and penalties in limited circumstances and up to a small financial limit. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the amount of the premiums.

During the financial year, the Company has not paid any premium in respect of any insurance relating to Ernst & Young.

ENVIRONMENTAL REGULATION

The Company takes a responsible approach in relation to the management of environmental matters. All significant environmental risks have been reviewed and the Consolidated Entity has no legal obligation to take corrective action in respect of any environmental matter. To the best of the knowledge and belief of the Directors, the Company is not in breach of any environmental legislation in any State or Territory. The Company's approach in relation to environmental matters is further discussed in the Corporate Governance Statement on page 23 of this Annual Report.

AUDIT SERVICES

Auditor's independence declaration

The auditor's independence declaration to the Directors of the Company in relation to compliance with the independence requirements of the Corporations Act and the professional code of conduct for external auditors, forms part of the Directors' Report, and is set out on page 116.

No person who was an Officer of the Company during the financial year was a director or partner of the Consolidated Entity's external auditor at a time when the Consolidated Entity's external auditors conducted an audit of the Consolidated Entity.

Non-audit services

No non-audit services were undertaken by the Consolidated Entity's external auditors Ernst & Young during the financial year.

Directors' Report

Audit services

During the financial year, the following fees were paid or were due and payable for services provided by the external auditor of the Company and Consolidated Entity:

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	2006	2005
	$	$	$	$
Audit and review of financial reports	**504,501**	517,327	**504,501**	517,327
Audit of accounting policies under AIFRS	**107,500**	166,425	**107,500**	166,425
Other audit services	**61,000**	55,500	**61,000**	55,500
Total auditors' remuneration	**673,001**	739,252	**673,001**	739,252

PROCEEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought on behalf of the Company, nor has any application been made in respect of the Company under section 237 of the Corporations Act.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/100 issued by the Australian Securities and Investments Commission and in accordance with that Class Order as in force as at 29 July 2006 amounts in this Report and the accompanying financial statements have been rounded to the nearest one thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors:



Robert Savage
Chairman



Mark McInnes
Executive Director and Chief Executive Officer

9 October 2006

Directors' Report: Remuneration Report

CONTENTS

Directors' Report: Remuneration Report

1. SCOPE OF THE REPORT

This Report outlines the remuneration arrangements for Directors, executives and senior managers of David Jones. It incorporates disclosures required under the Corporations Act (as amended by CLERP 9) and the relevant sections of accounting standard AASB 124 *Related Party Disclosures*.

The term KMP refers to those persons having authority and responsibility for planning, directing and controlling the activities of David Jones, directly or indirectly, and includes all Directors of David Jones.

2. REMUNERATION PHILOSOPHY AND OBJECTIVES

The key principles of the David Jones remuneration philosophy are integral to embedding a culture that is highly results-oriented and is designed to ensure the Company remunerates employees in a way that recognises and rewards performance while upholding the interests of shareholders, the Company and the individual. David Jones' approach to performance and remuneration can be defined as:

- applying a "pay for performance" philosophy that directly links employee remuneration to the achievement of individual results and the Company's overall performance;
- ensuring employees are remunerated in a way that recognises and rewards individual performance while upholding the longer term interests of shareholders and continued strong performance of the Company; and
- providing remuneration that is market competitive and enabling the attraction, motivation and retention of high performing employees.

2.1 The David Jones Competencies

David Jones competencies describe the skills, capabilities and behaviours required of employees in order to achieve their outcomes. These competencies have been incorporated into every performance-based program that links to recognition, reward and remuneration: the annual performance appraisal, the annual remuneration review, the STI Scheme and the LTI Plan. The David Jones competencies are summarised as follows:

- **Universal competencies** – apply to all employees and include Live for our Customers, Strive to Achieve, See it Do it and Unite the Business.
- **Management competencies** – apply to line managers in addition to the universal competencies and include Results through Others, Business Savvy, Cost Efficiency Leader and Shape our Future.
- **Senior executive competencies** – apply to senior executives in addition to the universal and management competencies and includes Grow, Grow, Grow.

The high performance culture established at David Jones has been derived from achieving an effective balance between "what" an employee delivers, "how" they go about doing this and the increased focus on aligning Company performance with employee remuneration.

3. ROLE OF THE REMUNERATION AND NOMINATIONS COMMITTEE

The Remuneration and Nominations Committee (Committee), a sub-committee of the Board, operates under the delegated authority of the Board. The Remuneration and Nominations Committee is currently comprised of three Non-Executive Directors as follows:

- Reginald Clairs AO (chairperson);
- Katie Lahey; and
- Robert Savage.

Details of the meetings attended by each member of the Committee may be found on page 27 of the Annual Report. The full charter of the Committee may be viewed at www.davidjones.com.au. The Committee is responsible to the Board for ensuring the following:

- remuneration practices for all employees are aligned with David Jones' strategy and objectives;
- fair, responsible and equitable remuneration of Non-Executive Directors, Directors, executives and senior employees having regard to the performance of David Jones, the performance of the individual and the external remuneration environment;
- an appropriate balance between fixed, short and long term incentive components of remuneration;
- the review of, and recommendation to the Board on, the nature and composition of the STI Scheme and the LTI Plan with specific emphasis on executives reporting to the CEO;
- the review of, and recommendation to the Board on, the remuneration of Directors, including Non-Executive Directors and the terms of their employment contracts;
- the review of, and recommendation to the Board on, any annual payments to be made to Executive Directors under the STI Scheme and LTI Plan;
- approval, on the recommendation of the CEO, of the remuneration of the members of the Management Committee, including the terms of their employment contracts;
- recommendations are made to the Board in relation to the appointment or separation of the Company Secretary or any direct reports to the CEO;
- short listed candidates are proposed to the Board for appointments to the Board and to the position of CEO; and
- the review of succession plans for the CEO, Chairman and each of the Board sub committees' chairmen as well as direct reports to the CEO.

The Committee has access to other directors, senior employees and specialist advisers as it may require. David Jones has engaged external advisers during the year on matters of remuneration. All advisers are independent and were engaged solely on the basis of their expertise in the relevant field.

4. REMUNERATION OF EXECUTIVES (INCLUDING EXECUTIVE DIRECTORS)

The remuneration structure for senior executives involves three components:

- Fixed remuneration
- Short-term incentives (STI)
- Long-term incentives (LTI)

4.1 Summary of Remuneration Mix

The Company's remuneration structure is designed to achieve an effective balance between fixed and variable components of remuneration, specifically, to drive decisions and behaviours that focus on achieving short term annual results, while at the same time giving consideration to the longer term profitability of the Company and sustainable shareholder value. The following table summarises the current targeted remuneration mix of executives:

		% OF TOTAL TARGETED REMUNERATION		
	Position	Fixed remuneration	STI	LTI
Executive Directors	CEO	36%	36%	28%
	Finance Director	50%	25%	25%
Other Executives	CEO Direct Reports[1]	58%	22%	20%

[1] Based on average of all CEO Direct Reports

As these executives are integral to the formulation and implementation of longer term Company strategy, there has been a steady shift in the weighting of the remuneration mix from fixed remuneration towards variable remuneration components of short term and long term incentives.

4.2 Fixed Remuneration

David Jones' policy in relation to employees is to provide "at market" remuneration for fulfilling target requirements of the role and the opportunity for "above market" remuneration for superior performance.

Fixed remuneration is comprised of EC made up of base salary plus superannuation guarantee contributions and other benefits provided through salary sacrificing arrangements. EC is determined by reference to formal benchmarked information relating to external employment markets, as well as individual performance and position accountabilities, requirements, qualifications and experience.

Any adjustment to fixed remuneration is based on individual performance. An annual appraisal process is undertaken on the individual performance of all executives. Individual performance is assessed against both David Jones competencies and Key Result Areas (KRAs), which are technically based and relevant to the employee's annual objectives.

The result of the executive's individual appraisal is linked to the annual remuneration review and determines what, if any, increase will be received. No increases are guaranteed. If the executive does not meet the target requirements of their KRAs or competencies, their EC is not increased.

4.3 STI Scheme

The STI Scheme is a performance based scheme, designed to link specific annual targets (predominantly financial) with the opportunity to earn cash-based incentives derived from a percentage of EC.

The objectives of the STI Scheme are to:

- reinforce and embed the "pay for performance" philosophy underpinning the remuneration philosophy;
- motivate employees towards the achievement of annual Company results;
- reward the results and behaviours consistent with the Company's objectives and values; and
- reinforce direct and individual accountability for achieving financial targets.

The STI Scheme is uncapped for all executives, subject to Board approval, except for the CEO, whose STI is capped at 150% of EC.

To ensure continuous improvement, the STI Scheme performance measures are comprehensively reviewed and communicated annually. At the beginning of the financial year the Committee recommends to the Board the STI Scheme performance targets and measures for the Executive Directors and other executives.

4.3.1 Participation

Annual participation in the STI Scheme is conditional on achieving the required level of performance in the annual performance appraisal process. To qualify for annual participation in the STI Scheme, an employee must achieve the KRAs applicable to their role as well as consistently demonstrate the behaviours comprising the David Jones competencies. If an employee does not achieve the Company's target appraisal score, they do not participate in the STI Scheme for that year.

Directors' Report: Remuneration Report

4.3.2 Performance Measures

At the commencement of the financial year eligible employees are advised of their potential STI Scheme reward and the hurdles and qualifiers they need to achieve in order to qualify for an STI Scheme payment. The nature of STI Scheme hurdles and qualifiers is summarised as follows.

- Each employee is allocated a minimum of two hurdles and four qualifiers, depending on the function in which they work.
- Each hurdle must be achieved in order to earn an STI Scheme payment.
- When the hurdles are achieved, the employee is further assessed against a number of qualifiers specific to the position they occupy.
- The employees' STI Scheme reward quantum is determined by reference to a percentage of their EC.
- The percentage of EC is based on the level of their position, accountability, performance and external market data.
- The number of qualifiers achieved determines the actual percentage of their STI Scheme received.

At the end of the financial year, there is a structured and formal STI Scheme evaluation process with a minimum of two review and sign off points per employee. The Remuneration and Nominations Committee compares the audited financial results to the hurdles and qualifiers of the Executive Directors and other executives for the purpose of validating the level of achievement, STI Scheme calculations and resultant STI Scheme payment. The Remuneration and Nominations Committee then makes a recommendation to the Board regarding the appropriateness of the STI Scheme payments based on audited financial results. Specific information relating to the STI Scheme payments for Executive Directors and other executives for 2006 are detailed on page 44 of the Remuneration Report.

4.3.3 Payment

Once approved by the Board, unless participants have elected to make a pre-tax payment into their superannuation fund, the STI Scheme payments are made to participants in cash, generally in October of each year.

4.3.4 Link to Company Performance

As the graph below demonstrates, there is a high correlation between STI Scheme payments and NPAT growth over the last five financial years, particularly since 2004 when the Company restructured its core business. The STI Scheme payments have been detailed using an index with 2006 STI forming the base year.

Correlation of STI Scheme Payments and NPAT



NPAT ($ millions)
STI Index
80
70
60
50
40
30
20
10
0
02
03
04
05
06
Financial Year
NPAT (AGAAP) ($ millions)
NPAT (AIFRS) ($ millions)
STI Index

4.4 LTI Plan

David Jones currently provides a performance based LTI to its senior executives through the LTI Plan, which provides participants with a number of rights subject to Board approval. The LTI Plan is designed to link employee reward to performance measures that drive sustainable growth in shareholder value.

The objectives of the LTI Plan are to:

– align the interests of senior executives with shareholder interests;

– balance short-term with long-term Company focus; and

– retain high calibre senior employees by providing an attractive equity-based incentive.

Summary of LTI Plans

FEATURE	2003 TO 2005 OFFER	2004 TO 2006 OFFER	2005 TO 2007 OFFER	2006 TO 2008 OFFER
OFFERED TO	CEO, Finance Director and senior employees		CEO, Finance Director and senior employees	CEO, Finance Director and senior employees
VESTING DATE	31 July 2005	31 July 2006	31 July 2007	31 July 2008
PERFORMANCE MEASURES	TSR compared to peer group and capital management (ROFE)			
RETESTING RULES	The performance period may be extended by one year and retested for the TSR measure			
PLAN STATUS	Fully vested at stretch		Performance periods not yet concluded	
	ASX LISTED RETAILERS			
PEER GROUP FOR TSR COMPARATOR	Woolworths Limited, Coles Myer Limited, Harvey Norman Holdings Limited, Foodland Associated Limited, Metcash Trading Limited, Colorado Group Limited, Housewares International Limited, Brazin Limited, Country Road Limited, Freedom Group, Strathfield Group Limited and Miller's Retail Limited.		Woolworths Limited, Coles Myer Limited, Harvey Norman Holdings Limited, Foodland Associated Limited, Metcash Trading Limited, Colorado Group Limited, Brazin Limited, Country Road Limited, Strathfield Group Limited, Miller's Retail Limited, JB Hi-Fi Limited, Just Group Limited, Rebel Sport Limited, Oroton Group Limited and Repco Corporation Limited.	Woolworths Limited, Coles Myer Limited, Harvey Norman Holdings Limited, Metcash Trading Limited, Colorado Limited, Brazin Limited, Miller's Retail Limited, JB Hi-Fi Limited, Just Group Limited, Rebel Sport Limited, Repco Corporation Limited and Super Cheap Auto Limited.
	BUSINESSES IN A 'MATURE' INDUSTRY WITH A MINIMUM MARKET CAPITALISATION GREATER THAN $200 MILLION			NON RETAILERS THAT DEMONSTRATE CYCLICAL PATTERNS
	GUD Holdings Limited, Downer EDI Limited, Bank of Queensland Limited, Ramsay Health Care Limited, ION Limited, McGuigan Simeon Wines Limited, Crane Group Limited, Bristile Limited, Hills Industries Limited, Transfield Services Limited, SPC Ardmona Limited, Collection House Limited, GWA International Limited, Adelaide Bank Limited, Australian Pharmaceutical Industries Limited, Reece Australia Limited, Amalgamated Holdings Limited, Adelaide Brighton Limited, Rural Press Limited, Coates Hire Limited, Sigma Group Limited, Bendigo Bank Limited, Fairfax Limited, APN News and Media Limited and West Australian Newspaper Holdings Limited.		GUD Holdings Limited, Bank of Queensland Limited, Ramsay Health Care Limited, ION Limited, Crane Group Limited, Hills Industries Limited, SPC Ardmona Limited, Collection House Limited, GWA International Limited, Housewares International Limited, Adelaide Bank Limited, Reece Australia Limited, Amalgamated Holdings Limited, Adelaide Brighton Limited, Rural Press Limited, Coates Hire Limited, Bendigo Bank Limited, Fairfax Limited and West Australian Newspaper Holdings Limited.	APN News & Media Limited, Austereo Group Limited, Funtastic Limited, Flight Centre Limited, GUD Holdings Limited, Globe International Limited, Housewares Limited, John Fairfax Holdings Limited, Kresta Limited, Pacific Brands Limited, Publishing & Broadcasting Limited, PMP Limited, Salmat Limited, Seven Network Limited, Southern Cross Broadcasting Australia Limited, STW Communications Group Limited, Ten Network Holdings Limited and West Australian Newspaper Holdings Limited.

Directors' Report: Remuneration Report

Inputs into the valuation of LTI Plan rights

The valuations of LTI Plan rights were based on the following inputs:

	2003 TO 2005 OFFER		2003 TO 2005 OFFER TO EXECUTIVE DIRECTORS		2004 TO 2006 OFFER		2004 TO 2006 OFFER TO EXECUTIVE DIRECTORS	
GRANT DATE	8 July 2004		26 November 2004		8 July 2004		26 November 2004	
SHARE PRICE	$1.71		$2.23		$1.71		$2.23	
DIVIDEND YIELD	7.00%		5.83%		7.00%		5.83%	
RISK FREE RATE	5.25%		4.98–5.08%		5.34%		4.98–5.08%	
EXERCISE PRICE	–		–		–		–	
VOLATILITY	23–26%		20–25%		23–26%		20–25%	
VALUATION	TSR	ROFE	TSR	ROFE	TSR	ROFE	TSR	ROFE
	$1.86	$1.59	$3.06	$2.15	$1.36	$1.49	$2.32	$2.03
VALUATION MODEL USED	TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes	
	2005 TO 2007 OFFER		2005 TO 2007 OFFER TO EXECUTIVE DIRECTORS		2006 TO 2008 OFFER		2006 TO 2008 OFFER TO EXECUTIVE DIRECTORS	
GRANT DATE	30 June 2005		26 November 2004		3 April 2006		2 December 2005	
SHARE PRICE	$1.88		$2.23		$2.81		$2.40	
DIVIDEND YIELD	7.45%		5.83%		5.69%		5.83%	
RISK FREE RATE	5.10%		4.98–5.08%		5.37%		5.32%	
EXERCISE PRICE	–		–		–		–	
VOLATILITY	27%		20–25%		30%		28%	
VALUATION	TSR	ROFE	TSR	ROFE	TSR	ROFE	TSR	ROFE
	$1.37	$1.62	$1.96	$1.92	$3.04	$2.47	$2.39	$2.06
VALUATION MODEL USED	TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes	

4.4.1 Participation

In principle, only senior executives who are able to directly influence the long-term success of the Company and who exhibit a consistent level of high performance will be nominated for LTI Plan participation. Participation in the LTI Plan is subject to annual Board approval in accordance with the LTI Plan Rules. Participation in the plan for Executive Directors is subject to the approval of shareholders in accordance with the ASX Listing Rules.

The number of rights granted to executives is derived from a percentage of EC at target performance. The percentage of EC is based on the level of their position, accountability, performance and external market data.

4.4.2 Performance Measures

All grants made under the LTI Plan are subject to the following two performance measures:

– capital management as measured by ROFE; and

– TSR.

LTI Plan rights vest and convert to ordinary shares at the end of the three year performance period subject to the performance hurdles being met. Half (50%) is subject to the capital management (ROFE) hurdle and the other 50% will be subject to the TSR hurdle. For TSR, where nothing vests below threshold performance, if the TSR threshold is not met at the end of three years, the measure may be retested after 12 months. The following table provides the details on performance and vesting requirements:

LEVEL OF PERFORMANCE	VESTS	ROFE	TSR
Threshold	50%	17%	50th percentile
Target	100%	19%	62nd percentile
Stretch	150%	21%	>75th percentile

Capital management and TSR were selected as the performance hurdles on the basis that both can be directly linked to the performance of the Company and offer a balance between an internal measure, ROFE, and an external measure, TSR. In addition, TSR directly aligns the interest of shareholders with employees.

The internal measure is reviewed annually to ensure appropriate stretch targets to drive Company performance. In 2005 the ROFE measure was strengthened. The measure was not changed for FY06. Given that TSR is a relative measure, the TSR peer group is also reviewed annually by the Board prior to any LTI Plan grant to ensure the peer group remains a relative group.

4.4.2.1 Capital Management

This is measured by ROFE averaged over the performance period. ROFE is earnings before interest, tax and goodwill and after significant items as a percentage of average funds employed (subject to certain potential adjustments at Board discretion). Funds employed equals average debt plus average equity (adjusted for future income tax benefits, tax provisions, dividend provisions and restructuring provisions). The funds employed calculation is equivalent to inventory plus receivables plus fixed assets minus trade and other creditors. The ROFE calculation for existing plans is calculated under AGAAP. ROFE performance hurdles for future plans will be based on AIFRS.

If the ROFE averaged over the performance period meets or exceeds the threshold ROFE level, then the participant will have an entitlement of between 50% and 150% of the half of their offer of shares pertaining to the capital management measure. The threshold ROFE level has been set by reference to David Jones' historical performance and weighted average cost of capital, taking into account ROFE peer group performance.

4.4.2.2 TSR

TSR measures the return a shareholder obtains from ownership of shares in the Company during a defined period of time and takes into account changes in the market value of the shares and dividends paid.

The Company's TSR performance is compared with the TSR performance of similar companies in a comparator group. The Company's performance is assigned a percentile ranking based on its performance relative to other companies comprising the comparator group (the highest ranking company being ranked at the 100th percentile).

4.4.3 Calculation of Entitlements

As noted earlier, rights vest based on threshold, target or stretch performance. The following table summarises how entitlements have been calculated for each of the two performance measures:

			PERFORMANCE LEVEL			
	LTI PLAN OFFER	WEIGHTING	BELOW THRESHOLD	THRESHOLD	TARGET	STRETCH
TOTAL	2004–2006	50%	<50th%ile	<50th%ile	62nd%ile	>75th%ile
SHAREHOLDER	2005–2007	50%	<50th%ile	<50th%ile	62nd%ile	>75th%ile
RETURN	2006–2008	50%	<50th%ile	<50th%ile	62nd%ile	>75th%ile
ROFE	2004–2006	50%	<15%	15%	17%	19%
	2005–2007	50%	<17%	17%	19%	21%
	2006–2008	50%	<17%	17%	19%	21%
REWARD %	2004–2006	100%	0%	50%	100%	150%
	2005–2007	100%	0%	50%	100%	150%
	2006–2008	100%	0%	50%	100%	150%

Should TSR fail to meet the threshold performance requirements it may be retested after 12 months. Once the rights have vested and been converted to shares, the LTI Plan requires the shares to be held in a seven year holding lock. The LTI Plan Rules enable the holding lock to be lifted subject to Board approval.

Directors' Report: Remuneration Report

The Company's Share Trading Policy prevents Directors and executives from dealing in shares:

- where they are in possession of price sensitive information that is not publicly available;
- in the two months preceding the lodgement of the half-year and annual results to the ASX; and
- for a short-term gain.

In addition, Directors and executives are limited to trading in David Jones shares:

- one month after the release to the ASX of the half-year and annual results;
- from the date the annual report is lodged at the ASX through to one month after the date of the Company's annual general meeting; and
- the rights trading period when the Company has issued a prospectus for those rights.

The LTI Plan is subject to ongoing review by the Board in light of changing business requirements and market circumstances. A complete review has been undertaken during 2006 to ensure the LTI Plan achieves its stated objectives.

4.4.4 Link To Company Performance

ROFE

The table below demonstrates that the Company performance for ROFE has been increasing since 2002 and there has been a direct correlation in the David Jones share price over this time. This is a further reflection of a measure that aligns Company performance with shareholder value.

YEAR	FY02	FY03	FY04	FY05	FY06
ROFE	12.4%	14.8%	26.1%	30.1%	40.4%

The above ROFE numbers are calculated under AGAAP. The Board has determined that performance will continue to be measured under AGAAP for existing plans to satisfy the requirements of the plan.

TSR

The table below shows David Jones' TSR performance for the completed 2002–2004, 2003–2005 and 2004–2006 LTI Plan offers. David Jones' TSR performance for these offers has exceeded the median of the TSR peer group of companies and has resulted in a performance ranking in the top quartile of the peer group.

LTI PLAN OFFER	DAVID JONES' TSR RETURN	MEDIAN OF TSR PEER GROUP	DAVID JONES' PERFORMANCE RANKING
2002–2004	80.1%	42.5%	Ranked in top quartile
2003–2005	97.6%	71.9%	Ranked in top quartile
2004–2006	165.3%	77.5%	Ranked in top quartile

4.5 Executive Directors' LTI Plan (Retention Offer)

4.5.1 Participation

At the 2005 annual general meeting, shareholders approved a retention offer for the Executive Directors of David Jones under the LTI Plan Rules. The CEO was granted 1,000,000 rights and the Finance Director was granted 600,000 rights subject to performance and employment conditions.

4.5.2 Performance Measures

Half (50%) of each tranche vests where the CAGR for profit after tax (PAT) is 5%. Maximum vesting (100%) occurs at 10% CAGR. The base year for PAT calculations is 2004.

The employment condition requires the participants to remain continuously employed by David Jones until 31 July 2008.

4.5.3 Calculation of Entitlement

The following table highlights the PAT required for each tranche or part thereof to vest:

Year	Tranche	Threshold PAT (50% vests)	For each 0.01% CAGR in PAT, an additional 0.1% of each tranche vests	Target PAT (100% vests)
FY 2005	1	$68.595m	$68.596m – $71.861m	$71.862m
FY 2006	2	$72.025m	$72.026m – $79.047m	$79.048m
FY 2007	3	$75.626m	$75.627m – $86.952m	$86.953m
FY 2008	Retest	$79.408m	$79.409m – $95.647m	$95.648m

The above PAT numbers are calculated under AGAAP. The Board has determined that performance will continue to be measured under AGAAP to satisfy the requirements of the plan.

Any rights that fail to meet threshold requirements of each tranche, will be retested on 31 July 2008 subject to the audited results of David Jones.

The Executive Directors receive a cash payment equal to dividends that would have been payable had the rights converted to shares upon each tranche vesting. The payment is made in each dividend period.

4.5.4 Valuation of retention rights

The valuation of the retention rights was prepared by an independent valuer using the Black Scholes option pricing model. The following inputs were used to determine the valuation per retention right:

Grant date	2 December 2005
Share price	$2.40
Dividend yield	5.83%
Risk free rate	5.32%
Exercise price	$0.00
Volatility	28%

The retention rights were valued at $2.40 per right.

4.6 LTI Plan (Retention Offer)

4.6.1 Participation

In line with the plan approved by shareholders for the Executive Directors, this plan was introduced in April 2006 to protect the ongoing success of David Jones by retaining key employees as a consequence of impending industry restructure. Management recommended, and the Board approved, the employees selected to participate and 4.4 million rights were granted to 43 employees. The rights granted are subject to performance and employment conditions.

4.6.2 Performance Measures

Half (50%) of each tranche vests where the CAGR for profit after tax (PAT) is 5%. Maximum vesting (100%) occurs at 10% CAGR. The base year for PAT calculations is 2005.

The employment condition requires participants to remain continuously employed by David Jones until 31 July 2008.

4.6.3 Calculation of Entitlement

The following table highlights the PAT required for each tranche or part thereof to vest:

Year	Tranche	Threshold PAT (50% vests)	For each 0.01% CAGR in PAT, an additional 0.1% of each tranche vests	Target PAT (100% vests)
FY 2006	1	$81.755m	$81.756m – $85.648m	$85.649m
FY 2007	2	$85.843m	$85.844m – $94.213m	$94.214m
FY 2008	3	$90.135m	$90.136m – $103.634m	$103.635m

The above PAT numbers are calculated under AGAAP. The Board has determined that performance will continue to be measured under AGAAP to satisfy the requirements of the plan.

Should tranches 1 or 2 fail to meet threshold PAT requirements, the performance condition will be retested on 31 July 2008 subject to the audited results of David Jones.

No dividend compensation is paid to plan participants.

Directors' Report: Remuneration Report

4.6.4 Valuation of retention rights

The valuation of the retention rights was prepared by an independent valuer using the Black Scholes option pricing model. The following inputs were used to determine the valuation per retention right:

Grant date	3 April 2006
Share price	$2.81
Dividend yield	5.69%
Risk free rate	5.37%
Exercise price	$0.00
Volatility	30%

The retention rights were valued at $2.47 per right.

4.7 Executive Option Plan (EOP)

The EOP has been suspended and no further options will be granted under the plan. The EOP has been replaced by the LTI Plan.

All options held by KMP were exercised in the previous financial year.

4.8 Other Employee Share Plans

4.8.1 EESP

This plan provides eligible employees the opportunity to acquire an ownership interest in the Company. Eligible employees may be offered up to $1,000 worth of the Company's ordinary shares each year by way of a monthly salary sacrifice. Shares acquired under an offer must remain in the Plan until the earlier of three years after allocation, or termination of employment of the participant.

No shares were issued to participants under the EESP during the current or previous financial year.

Non-Executive Directors are not eligible to participate in this plan.

4.8.2 DESP

Shareholders approved the DESP at the annual general meeting held on 23 November 1998. This plan gives eligible employees the opportunity to acquire an ownership interest in the Company. Eligible employees may salary sacrifice a minimum of $3,000 to acquire the Company's ordinary shares each year. In addition, shares may be offered under this plan:

- as part of remuneration and incentives subject to terms and conditions determined by the Board;
- as part of a retention scheme subject to terms and conditions determined by the Board; and
- upon their election as part of remuneration for Non-Executive Directors.

Shares acquired under an offer must remain in the plan until the earlier of ten years after allocation, or termination of employment of the participant.

Under the rules of the plan the Board may impose relevant requirements, being vesting conditions and other conditions before the participant can withdraw shares from the plan.

When a participating employee's employment ends, they will receive the Company's shares held on their behalf except where relevant requirements have been imposed by the Board and not met or where an employee has been dismissed as a result of fraud or wrongful conduct in which case the Board has the discretion to require forfeiture of any shares under the plan.

5. SUMMARY OF KEY CONTRACTS

During the past 12 months the Company has focused on aligning contracts of employment and terms and conditions for other executives with the intent of securing the leadership team and ensuring continuity of the Company's performance and shareholder returns. Company exposure has been reduced by the establishment of minimum notice periods for executive initiated termination to six months, capping termination payment at either six or 12 months and inclusion of restrictive covenants in all contracts.

EXECUTIVE DIRECTORS	TERMINATION BY COMPANY	TERMINATION BY EXECUTIVE
Mark McInnes (CEO) Expiry, 31 July 2008	**POST 31 JULY 2006** If termination is without cause 12 months' notice is required. EC: Entitled to 12 months' notice. **STI Scheme:** receives STI Scheme payment and a further payment equivalent to EC at date of termination. **LTI Plan 04–06, 05–07 and 06–08 offers:** based on successful performance, entitled as offers fall within notice period. **LTI Plan 07–09 offer:** based on performance, entitled to pro-rata payment for months falling within notice period. **Retention bonus:** the Company will issue one share for each LTI Plan right that has vested from the first, second and third tranches as at date of notice.	**POST 31 JULY 2006:** Can terminate by giving 12 months' notice. EC: entitled to EC up to termination date. **STI Scheme and LTI Plan:** entitled to STI Scheme and LTI Plan incentives that have accrued to date of termination. **Retention bonus:** retention bonus rights forfeited.
Stephen Goddard Finance Director Rolling contract	If termination is without cause 12 months' notice is required. EC: Entitled to 12 months' notice.	The Finance Director can terminate his appointment by giving 12 months' written notice. The Finance Director is prevented from resuming employment with specified competitors for a period of 12 months following termination.
Other executives Rolling contracts	The Company can terminate other executives by giving 12 months' notice in writing. EC would be paid for 12 months.	Other executives can terminate their appointment by giving six months' written notice unless employment is to be resumed with specified competitors, in which case 12 months notice is required.

After seeking and considering independent advice, the Board is satisfied that the termination arrangements of Mark McInnes and Stephen Goddard are reasonable, having regard to Australian employment practices.

6. REMUNERATION OF NON-EXECUTIVE DIRECTORS

Remuneration Philosophy and Objectives

The Company's remuneration policy is designed to attract and retain appropriately skilled and experienced Non-Executive Directors best able to protect the rights and interests of shareholders and uphold accountability to shareholders for the Company's performance. The remuneration of Non-Executive Directors is not linked in any way to the performance of the Company thus ensuring Director independence and impartiality is maintained.

Remuneration Structure

Non-Executive Directors' fees are recommended by the Committee and determined by the Board having regard to the following:

– the Company's existing remuneration policies;

– independent remuneration advice; and

– both the responsibilities of, and time commitments required from, each Director to carry out their duties.

Directors' Report: Remuneration Report

Remuneration and benefits specialists with experience in Board remuneration, recommend fee levels, which are considered in detail by the Committee. Recommended fee levels are based on survey data of comparable companies and analysis of fee structures for Non-Executive Directors in a cross section of companies, inclusive of retail. The remuneration of Non-Executive Directors is fixed, that is, Non-Executive Directors cannot participate in either the STI Scheme or LTI Plan that is available to Executive Directors.

In accordance with a resolution of shareholders at the 2004 annual general meeting, the maximum aggregate amount to be paid to Non-Executive Directors under the David Jones' constitution is $1,300,000 (including superannuation guarantee contributions). Shareholders approved this amount in November 2004. Non-Executive Directors base fees are as follows:

Committee	Chairman $	Deputy Chairman $	Member $
Board	341,000	198,000	128,000
Remuneration & Nominations Committee	20,500	N/A	15,000
Audit	27,100	N/A	19,400

Non-Executive Directors may also participate in the DESP by electing to sacrifice Directors' fees and have shares purchased under the plan at market value.

Retirement Benefit

Retirement benefits for Non-Executive Directors were approved by shareholders at the 1999 annual general meeting and were based on a maximum benefit after 15 years of service of five times the average of the previous three years' emoluments.

At the 2003 annual general meeting, shareholders approved a cap on existing benefits at nine years of service, (three terms as a director) and closed participation to new directors appointed after 14 October 2003.

Contributions to the retirement allowance plan for Non-Executive Directors (other than notional interest adjustments based on the retirement allowance balance) were discontinued from October 2004. Any amounts that had been previously accrued were crystalised to be held until such time as the Director retires from the Board.

Details of the accrued retirement allowance balances for each of the Non-Executive Directors are as follows:

Non-Executive Director	Balance at 31 July 2005 $	Notional Interest to 29 July 2006 $	Balance at 29 July 2006 $
Robert Savage	225,052	12,891	237,943
John Coates AC	267,867	15,344	283,211
Reginald Clairs AO	138,198	7,916	146,114
Paula Dwyer[1]	–	–	–
John Harvey	92,378	5,291	97,669
Katie Lahey	236,960	13,573	250,533
Total	960,455	55,015	1,015,470

[1] Paula Dwyer was not entitled to the retirement allowance.

Details of the remuneration of the Non-Executive Directors for the year ended 29 July 2006 and the previous financial year are set out in section 7 of this Report.

7. REMUNERATION OF KMP

KMP are persons having the authority and responsibility for planning, directing and controlling the Company's activities directly or indirectly, including Directors of David Jones. The following persons were KMP of the Consolidated Entity at any time during the financial year:

Name	Title	Period of responsibility
Directors		
Robert Savage	Chairman and independent Non-Executive Director	31 July 2005 – 29 July 2006
John Coates AC	Deputy chairman and independent Non-Executive Director	31 July 2005 – 29 July 2006
Mark McInnes	Chief Executive Officer and Executive Director	31 July 2005 – 29 July 2006
Stephen Goddard	Finance Director and Executive Director	31 July 2005 – 29 July 2006
Reginald Clairs AO	Independent Non-Executive Director	31 July 2005 – 29 July 2006
Paula Dwyer	Independent Non-Executive Director	31 July 2005 – 29 July 2006
John Harvey	Independent Non-Executive Director	31 July 2005 – 29 July 2006
Katie Lahey	Independent Non-Executive Director	31 July 2005 – 29 July 2006
Executives		
Damian Eales	Group General Manager – Financial Services and Marketing	1 April 2006 – 29 July 2006
	Group General Manager – Marketing and Operations	31 July 2005 – 31 March 2006
Colette Garnsey	Group General Manager – Apparel, Accessories, Footwear and Cosmetics	1 April 2006 – 29 July 2006
	Group General Manager – Apparel, Accessories and Footwear	31 July 2005 – 31 March 2006
Antony Karp	Group General Manager – Retail Development	31 July 2005 – 29 July 2006
Patrick Robinson	Group General Manager – Home and Food	31 July 2005 – 29 July 2006
Paul Zahra	Group General Manager – Stores and Operations	1 April 2006 – 29 July 2006
	Group General Manager – Stores	31 July 2005 – 31 March 2006

Directors' Report: Remuneration Report

The following table shows the remuneration of KMP (including the five highest paid executives) of David Jones and the Consolidated Entity for the year ended 29 July 2006:

	Short-term employee benefits				Post-employment benefits		Other long-term benefits	Share-based payment				
	Cash salary and fees $	Cash bonus (STI) $	Non monetary benefits $	Other $	Super $	Other retirement benefits[1] $	Long service leave accrual $	Shares[2] $	LTI plan rights[3] $	Total compensation $	Percentage of remuneration in LTI Plan rights %	Percentage of remuneration performance related %
Executive Directors												
Mark McInnes	1,215,915	2,175,000	8,224	598	116,336	–	69,948	–	1,700,851	5,286,872	32%	73%
Stephen Goddard	788,897	1,096,500	8,224	747	70,898	–	13,892	–	821,887	2,801,045	29%	68%
Non-Executive Directors												
Robert Savage	290,228	–	–	–	19,702	12,891	–	20,743	–	343,564	–	–
John Coates AC	172,301	–	–	–	19,702	15,344	–	–	–	207,347	–	–
Reginald Clairs AO	117,184	–	–	–	11,819	7,916	–	15,000	–	151,919	–	–
Paula Dwyer	131,153	–	–	–	11,784	–	–	–	–	142,937	–	–
John Harvey	138,403	–	–	–	12,000	5,291	–	–	–	155,694	–	–
Katie Lahey	127,220	–	–	–	11,450	13,573	–	–	–	152,243	–	–
Executives												
Damian Eales	400,888	292,468	908	388	37,431	–	3,951	–	445,210	1,181,244	38%	62%
Colette Garnsey	564,107	450,201	10,430	374	50,107	–	20,962	–	499,509	1,595,690	31%	60%
Antony Karp	415,582	560,409	6,348	299	40,779	–	1,242	–	359,804	1,384,463	26%	66%
Patrick Robinson	531,882	427,738	7,853	2,182	48,937	–	13,214	–	499,509	1,531,315	33%	61%
Paul Zahra	545,723	450,201	–	1,464	50,975	–	17,184	–	499,509	1,565,056	32%	61%
Total	5,439,483	5,452,517	41,987	6,052	501,920	55,015	140,393	35,743	4,826,279	16,499,389		

Notes:

1 'Other retirement benefits' represents an adjustment equivalent to deposit interest paid by trading banks on previously frozen Directors retirement allowance.

2 'Shares' represents the dollar value of shares salary sacrificed under the DESP during the financial year.

3 'LTI Plan rights' is the independent value ascribed to LTI Plan rights provided to executives as part of their remuneration. Further details of the LTI Plan can be found in section 4 of the Remuneration Report.

The following table shows the remuneration of KMP (including the five highest paid executives) of David Jones and the Consolidated Entity for the year ended 30 July 2005:

	Short-term employee benefits				Post-employment benefits		Other long-term benefits	Share-based payment				
	Cash salary and fees $	Cash bonus (STI) $	Non monetary benefits $	Other $	Super $	Other retirement benefits[1] $	Long service leave accrual $	Shares[2] $	LTI Plan rights and options[3] $	Total compensation $	Percentage of remuneration in LTI Plan rights %	Percentage of remuneration performance related %
Executive Directors												
Mark McInnes	1,262,170	2,175,000	5,370	1,702	116,337	–	24,795	–	1,962,662	5,548,036	35%	75%
Stephen Goddard	750,494	574,600	44,932	2,353	66,506	–	30,317	–	638,497	2,107,699	30%	58%
Non-Executive Directors												
Robert Savage	255,198	–	–	1,876	13,123	7,858	–	3,750	–	281,805	–	–
John Coates AC	152,983	–	–	1,089	11,387	11,424	–	–	–	176,883	–	–
Reginald Clairs AO	94,904	–	–	150	9,891	4,825	–	15,000	–	124,770	–	–
Paula Dwyer	116,960	–	–	40	10,526	–	–	–	–	127,526	–	–
John Harvey	114,612	–	–	219	10,273	3,225	–	–	–	128,329	–	–
Katie Lahey	109,618	–	–	1,116	9,866	10,106	–	–	–	130,706	–	–
Executives												
Damian Eales	360,318	221,844	13,864	2,118	31,539	–	2,705	–	173,183	805,571	21%	49%
Colette Garnsey	512,582	354,682	13,855	3,023	47,545	–	23,791	–	373,779	1,329,257	28%	55%
Peter Helson	273,864	117,813	30,711	1,408	24,420	–	6,621	–	76,569	531,406	14%	37%
Antony Karp[4]	113,693	65,593	1,587	–	11,033	–	102	–	30,471	222,479	14%	43%
Patrick Robinson	513,735	319,213	7,564	4,273	47,747	–	12,770	–	373,779	1,279,081	29%	54%
Paul Zahra	560,278	354,682	–	3,281	49,524	–	18,682	–	369,560	1,356,007	27%	53%
Total	5,191,409	4,183,427	117,883	22,648	459,717	37,438	119,783	18,750	3,998,500	14,149,555		

Notes:

1 'Other retirement benefits' represents an adjustment equivalent to deposit interest paid by trading banks on previously frozen Directors retirement allowance.

2 'Shares' represents the dollar value of shares salary sacrificed under the DESP during the financial year.

3 'LTI Plan rights and options' is the independent value ascribed to LTI Plan rights and options provided to executives as part of their remuneration. Further details of the LTI Plan can be found in section 4 of the Remuneration Report.

4 Antony Karp joined the Company in April 2005. The remuneration figures disclosed are for the period April 2005 to July 2005.

Directors' Report: Remuneration Report

B. EQUITY HOLDINGS OF KMP

LTI Plan rights holdings of KMP

The following tables show the movements in LTI Plan rights holdings of KMP for the current and prior financial year.

For the year ended 29 July 2006

Name	LTI Plan	Holding at 30 July 2005[1] Number	Granted as remuneration[1] Number	Vested during the year[1] Number	Sub-total[4] $	Holding at 29 July 2006[1] Number	Minimum value of award to vest $	Maximum value of award to vest[3] $	Fair value of right – TSR $	Fair value of right – ROFE $	Fair value of right – NPAT $
Directors[2]											
Mark	03–05 offer	296,296	–	(296,296)		–	–	–	1.86	1.59	–
McInnes	03–05 supplementary	398,148	–	(398,148)		–	–	–	3.06	2.15	–
	04–06 offer	263,014	–	–		263,014	–	–	1.36	1.49	–
	04–06 supplementary	250,685	–	–		250,685	–	–	2.32	2.03	–
	05–07 offer	382,653	–	–		382,653	–	308,673	1.96	1.92	–
	06–08 offer	–	449,380	–		449,380	–	820,867	2.39	2.06	–
	05–08 retention offer	–	1,000,000	–		1,000,000	–	1,200,000	–	–	2.40
	Aggregate value		*$3,631,301*	*$2,583,334*	*$6,214,635*						
Stephen	03–05 offer	194,444	–	(194,444)		–	–	–	1.86	1.59	–
Goddard	03–05 supplementary	120,371	–	(120,371)		–	–	–	3.06	2.15	–
	04–06 offer	158,219	–	–		158,219	–	–	1.36	1.49	–
	04–06 supplementary	74,658	–	–		74,658	–	–	2.32	2.03	–
	05–07 offer	173,469	–	–		173,469	–	139,932	1.96	1.92	–
	06–08 offer	–	175,620	–		175,620	–	320,799	2.39	2.06	–
	05–08 retention offer	–	600,000	–		600,000	–	720,000	–	–	2.40
	Aggregate value		*$1,921,199*	*$1,171,111*	*$3,092,310*						
Executives											
Damian	03–05 offer	58,565	–	(58,565)		–	–	–	1.86	1.59	–
Eales	04–06 offer	51,199	–	–		51,199	–	–	1.36	1.49	–
	04–06 supplementary	44,691	–	–		44,691	–	–	2.32	2.03	–
	05–07 offer	71,429	–	–		71,429	–	45,238	1.37	1.62	–
	06–08 retention offer	–	400,000	–		400,000	–	658,667	–	–	2.47
	Aggregate value		*$988,000*	*$217,861*	*$1,205,861*						
Colette	03–05 offer	92,639	–	(92,639)		–	–	–	1.86	1.59	–
Garnsey	03–05 supplementary	122,176	–	(122,176)		–	–	–	1.86	1.59	–
	04–06 offer	68,527	–	–		68,527	–	–	1.36	1.49	–
	04–06 supplementary	90,377	–	–		90,377	–	–	1.36	1.49	–
	05–07 offer	118,367	–	–		118,367	–	74,966	1.37	1.62	–
	06–08 retention offer	–	400,000	–		400,000	–	658,667	–	–	2.47
	Aggregate value		*$988,000*	*$799,111*	*$1,787,111*						

Name	LTI Plan	Holding at 30 July 2005[1] Number	Granted as remuneration[1] Number	Vested during the year[1] Number	Sub-total[4] $	Holding at 29 July 2006[1] Number	Minimum value of award to vest $	Maximum value of award to vest[3] $	Fair value of right – TSR $	Fair value of right – ROFE $	Fair value of right – NPAT $
Antony Karp	05–07 offer	48,112	–	–		48,112	–	30,471	1.37	1.62	–
	06–08 retention offer	–	400,000	–		400,000	–	658,667	–	–	2.47
	Aggregate value		*$988,000*		*$988,000*						
Patrick Robinson	03–05 offer	85,824	–	(85,824)		–	–	–	1.86	1.59	–
	03–05 supplementary	128,991	–	(128,991)		–	–	–	1.86	1.59	–
	04–06 offer	67,740	–	–		67,740	–	–	1.36	1.49	–
	04–06 supplementary	91,164	–	–		91,164	–	–	1.36	1.49	–
	05–07 offer	118,367	–	–		118,367	–	74,966	1.37	1.62	–
	06–08 retention offer	–	400,000	–		400,000	–	658,667	–	–	2.47
	Aggregate value		*$988,000*	*$799,111*	*$1,787,111*						
Paul Zahra	03–05 offer	84,759	–	(84,759)		–	–	–	1.86	1.59	–
	03–05 supplementary	130,056	–	(130,056)		–	–	–	1.86	1.59	–
	04–06 offer	67,740	–	–		67,740	–	–	1.36	1.49	–
	04–06 supplementary	91,164	–	–		91,164		–	1.36	1.49	–
	05–07 offer	118,367	–	–		118,367		74,966	1.37	1.62	–
	06–08 retention offer	–	400,000	–		400,000	–	658,667	–	–	2.47
	Aggregate value		*$988,000*	*$799,111*	*$1,787,111*						

Notes:

[1] The numbers disclosed above are the target potential ordinary shares that could be allocated to each KMP under the LTI Plan. The actual number of shares issued could be higher or lower, dependent on Company performance.

[2] Non-Executive Directors are not entitled to participate in the LTI Plan and therefore no holdings are disclosed.

[3] This is an estimate of the maximum possible total value of the rights to be recognised in future financial years.

[4] No LTI Plan rights were forfeited during the year.

Directors' Report: Remuneration Report

LTI Plan rights holdings of KMP (continued)

For the year ended 30 July 2005

Name	LTI Plan	Holding at 31 July 2004[1] Number	Granted as remuneration[1] Number	Vested during the year[1] Number	Sub-total[3] $	Holding at 30 July 2005[1] Number	Minimum value of award to vest $	Maximum value of award to vest[3] $	Fair value of right – TSR[4] $	Fair value of right – ROFE[4] $
Directors[2]										
Mark McInnes	02–04 offer	100,000	–	(100,000)		–	–	–	NA	NA
	03–05 offer	296.296	–			296,296	–	–	1.86	1.59
	03–05 supplementary	–	398,148			398,148	–	–	3.06	2.15
	04–06 offer	263,014	–			263,014	–	157,589	1.36	1.49
	04–06 supplementary	–	250,685			250,685	–	224,154	2.32	2.03
	05–07 offer	–	382,653			382,653	–	617,347	1.96	1.92
	Aggregate value		*$2,849,663*	*$286,500*	*$3,136,163*					
Stephen Goddard	02–04 offer	125,000	–	(125,000)		–	–	–	NA	NA
	03–05 offer	194,444	–			194,444	–	–	1.86	1.59
	03–05 supplementary	–	120,371			120,371	–	–	3.06	2.15
	04–06 offer	158,219	–			158,219	–	94,800	1.36	1.49
	04–06 supplementary	–	74,658			74,658	–	66,757	2.32	2.03
	05–07 offer	–	173,469			173,469	–	279,863	1.96	1.92
	Aggregate value		*$998,331*	*$358,125*	*$1,356,456*					
Executives										
Damian Eales	03–05 offer	58,565	–			58,565	–	–	1.86	1.59
	04–06 offer	51,199	–			51,199	–	30,677	1.36	1.49
	04–06 supplementary	–	44,691			44,691	–	39,961	2.32	2.03
	05–07	–	71,429			71,429	–	90,477	1.37	1.62
	Aggregate value		*$255,599*		*$255,559*					
Colette Garnsey	02-04 offer	45,000	–	(45,000)		–	–	–	NA	NA
	03-05 offer	92,639	–			92,639	–	–	1.86	1.59
	03-05 supplementary	122,176	–			122,176	–	–	1.86	1.59
	04-06 offer	68,527	–			68,527	–	41,059	1.36	1.49
	04-06 supplementary	90,377	–			90,377	–	54,151	1.36	1.49
	05–07 offer	–	118,367			118,367	–	149,932	1.37	1.62
	Aggregate value		*$224,897*	*$128,925*	*$353,822*					
Peter Helson	02–04 offer	40,000	–	(40,000)		–	–	–	NA	NA
	03–05 offer	38,889	–	–		38,889	–	–	1.86	1.59
	04–06 offer	29,870	–	–		29,870	–	17,897	1.36	1.49
	05–07 offer	–	23,214	–		23,214	–	29,404	1.37	1.62
	Aggregate value		*$44,107*	*$114,600*	*$158,707*					

Name	LTI Plan	Holding at 31 July 2004[5] Number	Granted as remuneration[1] Number	Vested during the year[1] Number	Sub-total[5] $	Holding at 30 July 2005[1] Number	Minimum value of award to vest $	Maximum value of award to vest[3] $	Fair value of right – TSR[4] $	Fair value of right – ROFE[4] $
Antony Karp	05–07 offer	–	48,112	–		48,112	–	60,942	1.37	1.62
	Aggregate value		*$91,413*		*$91,413*					
Patrick Robinson	02–04 offer	45,000	–	(45,000)		–	–	–	NA	NA
	03–05 offer	85,824	–	–		85,824	–	–	1.86	1.59
	03–05 supplementary	128,991	–	–		128,991	–	–	1.86	1.59
	04–06 offer	67,740	–	–		67,740	–	40,588	1.36	1.49
	04–06 supplementary	91,164	–	–		91,164	–	54,622	1.36	1.49
	05–07 offer	–	118,367	–		118,367	–	149,932	1.37	1.62
	Aggregate value		*$224,897*	*$128,925*	*$353,822*					
Paul Zahra	02–04 offer	21,500	–	(21,500)		–	–	–	NA	NA
	03–05 offer	84,759	–	–		84,759	–	–	1.86	1.59
	03–05 supplementary	130,056	–	–		130,056	–	–	1.86	1.59
	04–06 offer	67,740	–	–		67,740	–	40,588	1.36	1.49
	04–06 supplementary	91,164	–	–		91,164	–	54,622	1.36	1.49
	05–07 offer	–	118,367	–		118,367	–	149,932	1.37	1.62
	Aggregate value		*$224,897*	*$61,693*	*$286,590*					

Notes:

[1] The numbers disclosed above are the target potential ordinary shares that could be allocated to each KMP under the LTI Plan. The actual number of shares issued could be higher or lower, dependent on Company performance.

[2] Non-Executive Directors are not entitled to participate in the LTI Plan and therefore no holdings are disclosed.

[3] This is an estimate of the maximum possible total value of the rights to be recognised in future financial years.

[4] LTI Plan rights under the 02–04 offer do not have a value disclosed as these rights were issued prior to the commencement of AASB2.

[5] No LTI Plan rights were forfeited during the year.

Directors' Report: Remuneration Report

Shareholdings of KMP

The following tables show the movements in the number of ordinary shares held in the Company, directly, indirectly or beneficially, by each KMP, including their personally-related entities, for the current and prior financial year.

For the year ended 29 July 2006

	Holding at 30 July 2005	Granted as remuneration[1]	Allocated under LTI Plan	Net change – other[2]	Holding at 29 July 2006
Directors					
Robert Savage	63,669	9,649	–	–	73,318
John Coates AC	38,589	–	–	–	38,589
Mark McInnes	150,000	–	1,041,667	–	1,191,667
Stephen Goddard	187,725	–	472,222	–	659,947
Reginald Clairs AO	156,077	5,700	–	–	161,777
Paula Dwyer	30,000	–	–	–	30,000
John Harvey	30,000	–	–	–	30,000
Katie Lahey	21,995	–	–	(11,430)	10,565
Executives					
Damian Eales	–	–	87,847	–	87,847
Colette Garnsey	67,500	–	322,222	–	389,722
Antony Karp	–	–	–	4,190	4,190
Patrick Robinson	68,735	–	322,222	–	390,957
Paul Zahra	32,525	–	322,222		354,747

For the year ended 30 July 2005

	Holding at 31 July 2004	Granted as remuneration[1]	Allocated under LTI Plan	Received on exercise of options	Net change – other[2]	Holding at 30 July 2005
Directors						
Robert Savage	61,804	1,865	–	–	–	63,669
John Coates AC	38,589	–	–	–	–	38,589
Mark McInnes	–	–	150,000	800,000	(800,000)	150,000
Stephen Goddard	225	–	187,500	800,000	(800,000)	187,725
Reginald Clairs AO	148,621	7,456	–	–	–	156,077
Paula Dwyer	30,000	–	–	–	–	30,000
John Harvey	30,000	–	–	–	–	30,000
Katie Lahey	17,554	–	–	–	4,441	21,995
Executives						
Damian Eales	–	–	–	–	–	–
Colette Garnsey	–	–	67,500	300,000	(300,000)	67,500
Peter Helson	2,591	–	60,000	300,000	(50,000)	312,591
Antony Karp	–	–	–	–	–	–
Patrick Robinson	1,235	–	67,500	300,000	(300,000)	68,735
Paul Zahra	225	–	32,300	150,000	(150,000)	32,525

Notes:

[1] Shares acquired through the DESP on a salary sacrifice basis.

[2] 'Net change – other' includes on-market purchases and sales of ordinary shares.

Executive Option Plan holdings of KMP

For the year ended 29 July 2006

No options were issued (as this plan was replaced by the LTI Plan), and therefore, there were no options held, directly or indirectly, by any KMP during the year.

For the year ended 30 July 2005

The following table shows the movements in executive option plan holdings of KMP for the 52 weeks ended 30 July 2005.

	Balance at 31 July 2004	Granted as remuneration	Exercised during the period	Balance at 30 July 2005
Executive Directors				
Mark McInnes	800,000	–	(800,000)	–
Stephen Goddard	800,000	–	(800,000)	–
Executives				
Damian Eales	–	–	–	–
Colette Garnsey	300,000	–	(300,000)	–
Peter Helson	300,000	–	(300,000)	–
Patrick Robinson	300,000	–	(300,000)	–
Paul Zahra	150,000	–	(150,000)	–

Non-Executive Directors were not entitled to participate in the executive option plan and therefore no holdings are disclosed.

9. OTHER TRANSACTIONS AND BALANCES WITH KMP

David Jones employees, including KMP, are entitled to a staff discount on purchases made from the Consolidated Entity. The discount varies depending on the merchandise purchased and does not exceed 10%.

Loans to KMP

There were no loans between the Consolidated Entity and KMP during the current or prior financial year except for amounts due for purchases made on an arm's length basis on the David Jones store card.

Income Statement

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

	Note	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000	DAVID JONES LIMITED 2006 $000	DAVID JONES LIMITED 2005 $000
Revenue from sale of goods		**1,821,560**	1,800,796	**1,821,560**	1,800,796
Cost of sales		**(1,115,660)**	(1,110,147)	**(1,115,660)**	(1,110,147)
Gross profit		**705,900**	690,649	**705,900**	690,649
Other revenues	2	**84,515**	78,517	**6,958**	8,466
Employee benefits expense		**(309,864)**	(307,861)	**(309,826)**	(307,821)
Lease and occupancy expenses		**(183,895)**	(173,511)	**(183,895)**	(176,453)
Depreciation and amortisation expenses	3	**(28,949)**	(32,900)	**(28,912)**	(32,576)
Advertising, merchandising and visual expenses		**(60,460)**	(72,259)	**(60,460)**	(72,259)
Administration expenses		**(32,257)**	(29,626)	**(32,256)**	(30,445)
Net financing expenses	3	**(24,572)**	(21,634)	**(5,063)**	(823)
Other expenses		**(28,918)**	(33,275)	**(21,541)**	(27,350)
Profit before income tax expense		**121,500**	98,100	**70,905**	51,388
Income tax expense	6	**(40,380)**	(30,127)	**(25,038)**	(14,396)
Profit after income tax expense attributable to equity holders of the parent entity	25	**81,120**	67,973	**45,867**	36,992
Basic earnings per share (cents per share)	8	**18.7**	15.0		
Diluted earnings per share (cents per share)	8	**17.1**	14.5		

The income statement should be read in conjunction with the accompanying Notes to the Financial Statements.

Balance Sheet

At 29 July 2006 and 30 July 2005
David Jones Limited and its controlled entities

	Note	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000	DAVID JONES LIMITED 2006 $000	DAVID JONES LIMITED 2005 $000
CURRENT ASSETS					
Cash and cash equivalents	9	173,230	147,245	10,230	10,245
Receivables	10	400,791	406,668	17,195	19,727
Inventories	11	273,728	272,734	273,728	272,734
Financial assets	12	23,733	–	23,733	–
Other assets	13	11,793	5,053	11,793	4,886
Total current assets		883,275	831,700	336,679	307,592
NON-CURRENT ASSETS					
Financial assets	12	740	12	105,983	105,255
Plant and equipment	14	227,641	225,090	227,621	225,065
Intangible assets	15	18,253	17,834	7,915	7,463
Deferred tax assets	16	5,246	1,463	2,068	–
Other assets	13	524	4,458	524	4,457
Total non-current assets		252,404	248,857	344,111	342,240
Total assets		1,135,679	1,080,557	680,790	649,832
CURRENT LIABILITIES					
Payables	17	236,712	220,773	191,476	181,299
Interest bearing liabilities	18	390,575	366,030	42,578	–
Current tax liabilities	19	13,549	21,631	13,549	21,631
Provisions	20	44,899	41,323	44,899	41,323
Financial liabilities	21	31,160	–	31,160	–
Other liabilities	22	37,140	1,358	36,336	389
Total current liabilities		754,035	651,115	359,998	244,642
NON-CURRENT LIABILITIES					
Provisions	20	8,048	9,085	8,048	9,085
Deferred tax liabilities	16	–	–	–	1,248
Other liabilities	22	16,243	45,806	15,909	45,571
Total non-current liabilities		24,291	54,891	23,957	55,904
Total liabilities		778,326	706,006	383,955	300,546
Net assets		357,353	374,551	296,835	349,286
EQUITY					
Share capital	23	362,719	400,091	362,719	400,091
Reserves	24	17,536	9,793	17,536	9,793
Accumulated losses	25	(22,902)	(35,333)	(83,420)	(60,598)
Total equity		357,353	374,551	296,835	349,286

The balance sheet should be read in conjunction with the accompanying Notes to the Financial Statements.

Statement of Changes in Equity

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Total equity at the beginning of the financial year	**374,551**	350,883	**349,286**	356,599
Adjustment on adoption of AASB 132 and AASB 139, net of tax:				
– Share capital	**(49,827)**	–	**(49,827)**	–
– Accumulated losses	**(7,792)**	–	**(7,792)**	–
– Cash flow hedge reserve	**900**	–	**900**	–
Cash flow hedges, net of tax	**(451)**	–	**(451)**	–
Issue of shares:				
– Employee shares plans	**150**	199	**150**	199
– Executive option plan	**365**	5,396	**365**	5,396
Conversion of reset preference shares to ordinary shares	**11,940**	–	**11,940**	–
Share-based payments	**7,294**	5,439	**7,294**	5,439
Net income/(loss) recognised directly in equity	**(37,421)**	11,034	**(37,421)**	11,034
Profit for the financial year	**81,120**	67,973	**45,867**	36,992
Total recognised income and expenses for the year	**43,699**	79,007	**8,446**	48,026
Transactions with equity holders in their capacity as equity holders:				
Dividends provided for or paid:				
– Ordinary shares	**(60,897)**	(50,548)	**(60,897)**	(50,548)
– Reset preference shares	**–**	(4,791)	**–**	(4,791)
Total equity at the end of the financial year	**357,353**	374,551	**296,835**	349,286

The statement of changes in equity should be read in conjunction with the accompanying Notes to the Financial Statements.

Cash Flow Statement

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

	Note	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000	DAVID JONES LIMITED 2006 $000	DAVID JONES LIMITED 2005 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of GST)		**2,036,428**	2,023,128	**2,024,787**	1,987,742
Payments to suppliers and employees (inclusive of GST)		**(1,894,910)**	(1,904,461)	**(1,889,706)**	(1,876,899)
Interest received		**55,114**	53,035	**232**	1,272
Borrowing costs paid		**(24,699)**	(21,593)	**(5,189)**	(965)
Income tax paid		**(50,195)**	(37,068)	**(34,386)**	(21,337)
Net cash from operating activities	33(b)	**121,738**	113,041	**95,738**	89,813
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for plant and equipment		**(32,490)**	(38,650)	**(32,490)**	(38,439)
Proceeds from sale of plant and equipment		**–**	26,915	**–**	1,932
Payment for purchase of non-listed Investments		**–**	(12)	**–**	(12)
Net cash from investing activities		**(32,490)**	(11,747)	**(32,490)**	(36,519)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares under Executive option plan		**365**	5,396	**365**	5,396
Proceeds from issue of ordinary shares under Employee share plan		**150**	199	**150**	199
Dividends paid:					
– Ordinary shares		**(60,897)**	(50,548)	**(60,897)**	(50,548)
– RPS		**–**	(5,243)	**–**	(5,243)
Interest paid on reset preference shares		**(4,165)**	–	**(4,165)**	–
Net cash from financing activities		**(64,547)**	(50,196)	**(64,547)**	(50,196)
Net increase/(decrease) in cash and cash equivalents		**24,701**	51,098	**(1,299)**	3,098
Cash and cash equivalents at beginning of the financial year		**147,245**	96,147	**10,245**	7,147
Cash and cash equivalents at end of the financial year		**171,946**	147,245	**8,946**	10,245

Note:

(i) Reconciliation to the balance sheet

For the purpose of the cash flow statement, cash and cash equivalents is comprised of the following:

	Note	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000	DAVID JONES LIMITED 2006 $000	DAVID JONES LIMITED 2005 $000
Cash and cash equivalents		**171,946**	147,245	**8,946**	10,245
Bank overdraft (interest bearing liabilities)		**1,284**	–	**1,284**	–
	9	**173,230**	147,245	**10,230**	10,245

The cash flow statement should be read in conjunction with the accompanying Notes to the Financial Statements.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next annual reporting period include provisions, share-based payments, and impairment of goodwill.

The estimates and the underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Except for the impact on accounting policy on the adoption of AASB 132 and AASB 139, the accounting policies have been consistently applied by each entity within the Consolidated Entity. Where relevant, the accounting policies applied to the comparative period have been disclosed if they differ from the current period policy.

AASB 1 First Time Adoption of AIFRS transitional exemptions

The Consolidated Entity has made the following elections in relation to the transitional exemptions allowed by AASB 1 *First-time adoption of AIFRS*.

Business combinations

AASB 3 *Business combinations* was not retrospectively applied to business combinations prior to 1 August 2004. As a result, goodwill amortisation recognised up to 31 July 2004 has not been reversed.

Share-based payment transactions

AASB 2 *Share-based payment* has been applied to equity instruments granted after 7 November 2002 that had not vested by 1 January 2005.

Financial instruments

AASB 132 *Financial instruments: disclosure and presentation* and AASB 139 *Financial instruments: recognition and measurement* have been applied from 31 July 2005. The Consolidated Entity has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 31 July 2005. As a result, the comparative information for financial instruments has been calculated in accordance with previous AGAAP.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

(ii) Transactions eliminated on consolidation

Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(d) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Consolidated Entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Sale of goods

Revenue from the sale of goods is recognised in the Income Statement when the significant risks and rewards of ownership have been transferred to the buyer. Risks and rewards are considered passed to the buyer at the earlier of delivery of the goods or the transfer of legal title to the customer. Revenue from the sale of goods is recognised net of returns.

Revenue from the sale of goods on interest-free credit terms is measured at the fair value of the consideration receivable. The fair value of the consideration is determined by discounting all future receipts at the rate of interest applicable to the Consolidated Entity's receivables securitisation facility. The unwinding of the difference between the fair value and nominal value of the consideration is recognised as interest revenue.

Revenue from the sale of customer gift cards is recognised when the card is redeemed and the customer purchases the goods by using the card. When a revenue transaction involves the issue of a promotional gift card that may be subsequently redeemed, the future expected cost of settling the obligation is provided for at the time of the revenue transaction.

(ii) Disruption allowance

The disruption allowance received as a result of building works under the sale and leaseback arrangement (refer to note 26) represents a reimbursement for rent incurred during a major refurbishment and compensates for the associated loss of sales and gross profit, and incremental expenses incurred during the period of disruption.

Rent and occupancy expenses for the financial year are disclosed net of an amount of $1.617 million (2005: $6.046 million) for disruption allowance.

(iii) Financial service fees

Revenue from financial service fees relating to the establishment of customer loans is deferred and recognised over the expected life of the instrument on an effective interest rate basis. Other fees charged by the Consolidated Entity for servicing a customer loan are recognised as revenue as the services are provided.

(iv) Interest

Revenue is recognised as the interest accrues using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument.

(e) Expenses

(i) Operating lease expenses

Payments made under operating leases, where the lease agreement includes predetermined fixed rate increases, are recognised in the income statement on a straight-line basis over the term of the lease. Other operating lease payments are expensed as incurred.

Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

(ii) Net financing expenses

Net financing expenses comprise interest payable on borrowings calculated using the effective interest method, foreign exchange gains and losses, gains and losses on hedging instruments that are recognised in the income statement, amortisation of transaction costs that are capitalised and amortised over the life of the borrowings, and dividends relating to preference shares that have been classified as liabilities.

(iii) Opening expenses

Pre-opening expenses in connection with new stores are charged to the income statement in the period in which they are incurred.

(f) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year based on the corporate tax rate of 30% and any adjustment to tax payable in respect of previous years.

Deferred tax is provided for using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, with the exception of goodwill. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Tax consolidation

The Company and its wholly-owned Australian resident entities have formed a tax consolidated group with effect from 28 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax consolidated group is David Jones.

Current tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the 'group allocation' approach.

Details of the Consolidated Entity's tax funding agreement and tax sharing agreement are disclosed at note 6.

(g) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing reset preference shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(h) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand, and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(i) Trade and other receivables

Trade and other receivables are stated at amounts to be received in the future and are disclosed net of any provision for doubtful debts.

Collectibility of trade and other receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. An allowance for doubtful debts is made when there is objective evidence that the Consolidated Entity will not be able to collect the debts. Bad debts are written off when identified in the income statement.

(j) Inventories

Finished goods on hand or in transit are stated at the lower of cost and net realisable value with cost primarily being determined using the retail inventory method. This method utilises the current selling prices of inventories and reduces prices to cost by the application of average department mark up ratios.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Supplier rebates, discounts and subsidies (to the extent they exceed the incremental cost for a specific promotion) are recognised as a reduction in the cost of inventory and are recorded as a reduction in cost of sales when the inventory is sold. Inventories do not include finished goods on hand in store departments that are subject to retail brand management agreements (previously described as concession departments) as these goods are purchased from the supplier immediately prior to a sales transaction occurring.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(k) Plant and equipment

(i) Owned assets

Items of plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

The cost of assets includes the costs of dismantling and removing the items (based on best estimates at the time of acquisition) and restoring the site on which they are located. Changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation, or from changes in the discount rate, are also capitalised.

Where parts of an item of plant and equipment have different useful lives, they are accounted for as separate items of plant and equipment.

(ii) Subsequent costs

The Consolidated Entity recognises in the carrying amount of an item of plant and equipment the cost of replacing part of such an item when that cost is incurred, if it is probable that the future economic benefits embodied within the item will flow to the Consolidated Entity and the cost of the item can be measured reliably. All other repairs and maintenance costs are recognised in the income statement as an expense as incurred.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of plant and equipment. The estimated useful lives in the current and comparative year are as follows:

Leasehold improvements	10–25 years
Plant and equipment	5–25 years
Computer equipment	3–5 years
Fixtures and fittings	5–13 years

The assets' residual values and useful life are reviewed, and adjusted if appropriate, at each balance sheet date.

(iv) Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(l) Intangibles

(i) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Consolidated Entity's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is included within intangible assets and is not amortised. Instead, it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. For goodwill balances recognised prior to 1 August 2004, the carrying value is net of goodwill amortisation up to 31 July 2004.

(ii) Software

Software is accounted for in the same way as plant and equipment except that it is disclosed within intangible assets.

Software is amortised on a straight-line basis over the estimated useful life of the asset. The useful life of software assets for the current and comparative year was five years.

(m) Derivative financial instruments

From 1 August 2004 to 30 July 2005

The Consolidated Entity has elected to adopt the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 31 July 2005. The Consolidated Entity has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the 52 weeks ended 30 July 2005.

Adjustments on transition date: 31 July 2005

Derivatives are now recognised on balance sheet at fair value. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition (31 July 2005) changes to carrying amounts are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date. The financial impact of this change in accounting policy is disclosed in note 37.

From 31 July 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Consolidated Entity designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities of a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Consolidated Entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of the changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast transaction that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(n) Other financial assets

From 1 August 2004 to 30 July 2005

The Consolidated Entity has elected to adopt the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 31 July 2005. The Consolidated Entity has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the 52 weeks ended 30 July 2005.

Adjustments on transition date: 31 July 2005

Financial assets are now recognised at fair value, with the exception of loans and receivables which are measured at amortised cost. Changes in fair value are taken to the income statement. At the date of transition (31 July 2005) changes to carrying amounts were taken to retained earnings or reserves. The financial impact of this change in accounting policy is disclosed in note 37.

From 31 July 2005

The Consolidated Entity classifies its investments in the following categories: financial assets at fair value through profit or loss, and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Consolidated Entity is the current bid price. The appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Consolidated Entity uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long term debt instruments held.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated impairment adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Consolidated Entity for similar financial instruments.

(p) Impairment

(i) Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at original recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit and loss.

The Consolidated Entity first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(ii) Other assets

At each reporting date, the Consolidated Entity assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Consolidated Entity makes a formal estimate of recoverable amount.

Recoverable amount is the higher of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

(q) Trade and other payables

Trade and other payables are recognised when the Consolidated Entity becomes obliged to make future payments resulting from the purchase of goods and services. The amounts, which are stated at cost, are unsecured and usually paid within 30–90 days of recognition.

(r) Interest bearing liabilities

Interest bearing liabilities are initially recognised at fair value, net of transaction costs incurred. After initial recognition the liabilities are carried at amortised cost using the effective interest method.

RPS, which are redeemable on a specific date, are classified as liabilities. The dividends on these RPS are recognised in the income statement as a financing expense. The distributions are recognised on an accruals basis.

Prior to 31 July 2005 the RPS, now classified as interest bearing liabilities, were treated as equity and formed part of the Consolidated Entity's share capital. The transaction costs associated with the capital raising were recognised directly in equity as a reduction in the proceeds of the instruments.

The distributions, now treated as a financing expense, were treated as dividends and so recognised only when declared.

Interest bearing liabilities are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(s) Provisions

A provision is recognised in the balance sheet when the Consolidated Entity has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(t) Employee benefits

(i) Wages, salaries, annual leave, sick leave and non-monetary benefits

Liabilities for wages and salaries (including non-monetary benefits) and annual leave in respect of employees' services up to the reporting date are measured at the undiscounted amounts expected to be paid when the liability is settled including on-costs such as payroll tax, superannuation and workers compensation insurance.

Non-accumulating benefits such as sick leave are not provided for and are expensed as the benefits are taken by employees.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made for services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using the rates attached to national government bonds at the balance date that have maturity dates approximating the expected future cash outflows.

(iii) Superannuation contributions

Contributions to defined contribution funds are recognised as an expense in the income statement as they become payable.

(iv) Share-based payments

Share-based compensation is provided to eligible employees as part of their remuneration. The fair value of rights granted to employees is recognised as an employee benefits expense with a corresponding increase in reserves (share-based compensation reserve).

The fair value is measured at grant date and recognised as an expense over the period during which the employees become unconditionally entitled to the underlying shares.

The fair value of the rights granted is valued by an external valuer taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense is adjusted to reflect the actual number of share rights that vest except where forfeiture is only due to TSR not achieving the threshold for vesting.

As disclosed in note 1(b) the Consolidated Entity elected to apply AASB 2 *Share-based Payment* to options granted after 7 November 2002 that had not vested by 1 January 2005. As a result, share rights issued prior to this have not been expensed.

(v) Bonus plans

The Consolidated Entity recognises a provision and an expense for bonuses payable under the STI Scheme based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Consolidated Entity recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(u) Share capital

Ordinary shares are classified as share capital.

Incremental costs directly attributable to the issue of new shares or options are shown in share capital as a deduction, net of tax, from the proceeds.

(v) Dividends

Provision is made for the amount of any dividend declared in respect of ordinary shares on or before the end of the period but not distributed at the reporting date.

Dividends on preference shares classified as a liability are recognised as a liability on an accruals basis and expensed as a net financing expense in the income statement.

(w) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at the balance date.

(x) Goods and services tax (GST)

Revenue, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(y) Segment reporting

A business segment is a distinguishable component of the Consolidated Entity that is engaged in providing products or services that are subject to risks and rewards that are different from those of other segments.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

	Note	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000	DAVID JONES LIMITED 2006 $000	DAVID JONES LIMITED 2005 $000
2. OTHER REVENUES					
Interest revenue – David Jones store card		47,820	47,986	–	–
Interest revenue – other		7,294	5,049	1,477	2,426
Financial services fees – David Jones store card		21,328	18,016	–	–
Sundry revenue		8,073	7,466	5,481	6,040
TOTAL OTHER REVENUES		84,515	78,517	6,958	8,466
3. PROFIT BEFORE INCOME TAX					
Profit before income tax expense includes the following specific items:					
Depreciation	1(k)	25,828	30,033	25,825	29,748
Amortisation	1(l)	3,121	2,867	3,087	2,828
Total depreciation and amortisation		28,949	32,900	28,912	32,576
Net loss on sale of assets		571	669	571	669
Net financing expenses:	1(e)				
– Interest and finance charges		20,240	21,594	731	783
– Net foreign exchange (gain)/loss		(65)	40	(65)	40
– Net hedging (gain)		(141)	–	(141)	–
– Interest on preference shares		3,684	–	3,684	–
– Amortisation of transaction costs relating to preference shares		854	–	854	–
Total net financing expenses		24,572	21,634	5,063	823
Share-based payment expense		7,294	5,439	7,294	5,439
Amount set aside to provide for Directors' retirement allowance		55	164	55	164
Defined contribution superannuation expense		22,626	22,723	22,626	22,723
Rental expense on operating leases:	1(e)				
– controlled entities – minimum lease payments		–	–	–	2,720
– other persons – minimum lease payments		93,138	87,973	93,138	87,973
– contingent rentals		5,171	5,059	5,171	5,059
Total rental expense		98,309	93,032	98,309	95,752
Research activities expensed as incurred		–	260	–	260

4. SEGMENT REPORTING

Business and geographical segments

The Consolidated Entity operates in Australia and was organised into the following divisions by product and service type for the financial period:

– Department Stores comprising David Jones department stores, rack stores and corporate head office;

– Financial Services comprising the David Jones store card and other financial services; and

– Property comprising the land and buildings owned by the Consolidated Entity.

4. SEGMENT REPORTING – continued

Segment accounting policies

Segment accounting policies are the same as the Consolidated Entity's policies described in note 1.

During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Rent is charged by the Property segment to the Department Stores segment at current market rates and eliminated on consolidation.

PRIMARY REPORTING – BUSINESS SEGMENTS	DEPARTMENT STORES 2006 $000	DEPARTMENT STORES 2005 $000	FINANCIAL SERVICES 2006 $000	FINANCIAL SERVICES 2005 $000	PROPERTY 2006 $000	PROPERTY 2005 $000	ELIMINATIONS 2006 $000	ELIMINATIONS 2005 $000	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000
REVENUE										
Sales to customers outside the Consolidated Entity	1,821,560	1,800,796	–	–	–	–	–	–	1,821,560	1,800,796
Other revenues from customers outside the Consolidated Entity	5,072	5,624	71,740	67,429	–	–	–	–	76,812	73,053
Inter-segment revenues	–	–	–	–	–	2,942	–	(2,942)	–	–
Total segment revenues	1,826,632	1,806,420	71,740	67,429	–	2,942	–	(2,942)	1,898,372	1,873,849
Unallocated revenue									7,703	5,464
Total consolidated revenue									1,906,075	1,879,313
RESULT										
Segment result	85,503	63,366	34,147	32,092	–	2,659	–	(2,942)	119,650	95,175
Unallocated expenses									1,850	2,925
Net profit before income tax expense									121,500	98,100
ASSETS										
Segment assets	561,150	533,144	383,452	386,425	–	–	10,305	7,505	954,907	927,074
Unallocated assets									180,772	153,483
Total assets									1,135,679	1,080,557
LIABILITIES										
Segment liabilities	198,593	159,875	358,349	375,504	–	–	–	–	556,942	535,379
Unallocated liabilities									221,384	170,627
Total liabilities									778,326	706,006
OTHER SEGMENT INFORMATION:										
Acquisition of non-current assets	32,487	38,636	3	14	–	–	–	–	32,490	38,650
Depreciation and amortisation (refer note 3)	28,819	32,436	130	182	–	282	–	–	28,949	32,900
Non-cash expenses other than depreciation and amortisation	5,032	17,935	1,585	402	–	–	–	–	6,617	18,337

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	2006	2005
	$	$	$	$
5. AUDITORS' REMUNERATION				
During the financial year the following fees were paid or payable for services provided by Ernst & Young, the auditor of David Jones Limited and it's controlled entities:				
Audit services				
– audit and review of financial reports	504,501	517,327	504,501	517,327
– audit of accounting policies under the Australian equivalents of the International Financial Reporting Standards	107,500	166,425	107,500	166,425
– other audit services	61,000	55,500	61,000	55,500
Total auditors' remuneration	673,001	739,252	673,001	739,252

There were no non-audit services undertaken by the Consolidated Entity's external auditors during the financial year.

	$000	$000	$000	$000
6. INCOME TAX EXPENSE				
Recognised in the income statement				
Current tax expense				
Current year	42,953	35,013	27,145	19,346
Over provision in prior years	(840)	(1,512)	(840)	(1,512)
	42,113	33,501	26,305	17,834
Deferred tax expense/(benefit)				
Origination and reversal of temporary differences	(2,182)	(3,374)	(1,716)	(3,438)
Under provision in prior years	449	–	449	–
	(1,733)	(3,374)	(1,267)	(3,438)
Total income tax expense in income statement	40,380	30,127	25,038	14,396
Reconciliation between prima facie tax on net profit before tax to tax expense				
Profit before income tax expense	121,500	98,100	70,905	51,388
Tax at the corporate tax rate of 30% (2005: 30%)	36,450	29,430	21,272	15,416
Increase in income tax expense due to:				
– non-deductible share-based payment expense	2,188	1,632	2,188	1,632
– non-deductible interest expense on RPS	1,105	–	1,105	–
– non-deductible entertainment	288	426	288	426
– other non-deductible expenses	909	1,541	909	1,541
Decrease in income tax expense due to:				
– sale of property	–	(763)	–	(763)
– depreciation of buildings	(169)	(627)	(2)	(627)
– tax consolidation – group allocation	–	–	(331)	(1,717)
	40,771	31,639	25,429	15,908
Income tax expense over provided in prior years	(391)	(1,512)	(391)	(1,512)
Income tax expense	40,380	30,127	25,038	14,396
Current and deferred tax recognised directly in equity				
Adjustment on adoption of AASB 132 and AASB 139	(1,855)	–	(1,855)	–
Cash flow hedges	(194)	–	(194)	–
	(2,049)	–	(2,049)	–

6. INCOME TAX EXPENSE – continued

Tax consolidation

The Company and its wholly-owned Australian resident subsidiaries have formed a tax consolidated group for income tax purposes with effect from 28 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax consolidated group is David Jones. This entity is legally liable for the income tax liabilities of the tax consolidated group. The accounting policies dealing with the accounting treatment of the tax consolidation are set out in note 1.

Nature of tax funding agreement and tax sharing agreement

The members of the tax consolidated group have entered into a tax funding agreement which sets out the funding obligations of members of the tax consolidated group in respect of tax amounts. The tax funding agreement requires payments to/(from) the head entity equal to the current tax liability/(asset) assumed by the head entity and any tax losses deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity payable/(receivable) equal to the amount of the tax liability/(asset) assumed.

The members of the tax consolidated group have also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

In preparing the accounts for the Company for the current year, the following amounts have been recognised as tax consolidation contribution adjustments:

	DAVID JONES LIMITED 2006 $	2005 $
Total increase/(reduction) to tax expense of David Jones Limited	(15,808)	(15,667)
Total increase/(reduction) to inter-company assets of David Jones Limited	15,808	15,667
	–	–

7. DIVIDENDS

Dividends recognised in the current year by the Company are:

	Note	Amount Per Share	Total Amount $000	Date of Payment
2006				
Interim 2006 ordinary		7.000c	30,582	8 May 2006
Final 2005 ordinary		7.000c	30,315	8 November 2005
Total amount			60,897	
2005				
Interim 2005 ordinary		6.000c	25,495	5 May 2005
Final 2004 ordinary		6.000c	25,054	9 November 2004
Interim 2005 reset preference		$4.0833	2,381	1 February 2005
Final 2005 reset preference		$4.0166	2,173	1 August 2005
Pro-rata dividends on reset preference share conversions	(i)		238	
Total amount			55,341	

(i) Pro-rata dividends on the conversion of reset preference shares to ordinary shares were paid on the date of conversion during the financial year at the rate of 8.1% per annum (refer note 18).

All dividends paid in the current and prior financial year were fully franked at the tax rate of 30%.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

7. DIVIDENDS – continued

Subsequent event
Since the end of the financial year, the Directors have declared the following dividend franked at the tax rate of 30%:

	Amount Per Share	Total Amount $000	Date of Payment
Final 2006 ordinary	9c	39,828	8 November 2006

The financial effect of the final ordinary dividend for 2006 has not been recognised in the financial statements for the year ended 29 July 2006 and will be recognised in subsequent financial reports.

RPS
RPS have been reclassified in the current financial year as a liability in accordance with AIFRS. As a result the dividends paid on these shares during the period of $3.684 million have been classified as an interest expense.

In the comparative period, the reset preference shares were classified as share capital and the dividends paid in the comparative period have been disclosed above.

	DAVID JONES LIMITED	
	2006 $000	2005 $000
Dividend franking account		
Franking credits available to shareholders of the Company for subsequent financial years based on a tax rate of 30% (2005: 30%)	**54,568**	40,107

The above amounts represent the balance of the franking account as at the end of the financial period, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

The impact on the franking account of the dividend recommended by the Directors since the end of the financial year, but not recognised as a liability at year end, will be a reduction in the franking account of $16.859 million (2005: $12.991 million).

For income tax purposes, the Company elected to form a tax consolidated group with effect from 28 July 2002. As a result, one franking account is now maintained by the Company for the tax consolidated group.

	CONSOLIDATED	
	2006 Cents	2005 Cents
8. EPS		
Basic earnings per share	**18.7**	15.0
Diluted earnings per share	**17.1**	14.5

	CONSOLIDATED	
	2006 $000	2005 $000
The following data was used in calculating basic and dilutive earnings per share:		
Profit after income tax expense	**81,120**	67,973
Deduct: Dividends on reset preference shares not included in profit after tax	**–**	(4,792)
Earnings used in calculating basic earnings per share	**81,120**	63,181
Add: After tax interest expense/dividends on redeemable preference shares	**–**	4,792
Earnings used in calculating dilutive earnings per share	**81,120**	67,973

8. EARNINGS PER SHARE – continued

	CONSOLIDATED 2006 Number	CONSOLIDATED 2005 Number
Weighted average number of ordinary shares used in the calculation of basic earnings per share	433,997,259	420,776,180
Effect of dilution:		
RPS	31,190,140	41,050,990
LTI Plan	6,558,399	6,526,036
Retention plan	2,458,083	–
Executive option plan	–	275,000
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	474,203,881	468,628,206
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	205,450	95,283

There have been no other material transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of this Financial Report.

	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000	DAVID JONES LIMITED 2006 $000	DAVID JONES LIMITED 2005 $000
9. CASH AND CASH EQUIVALENTS				
Cash at bank and on hand	10,230	10,245	10,230	10,245
Short-term deposits	163,000	137,000	–	–
	173,230	147,245	10,230	10,245

Short-term deposits are for various terms maturing within 60 days at floating interest rates between 5.55% to 5.85% per annum (2005: 5.45% to 5.65%).

10. RECEIVABLES

	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000	DAVID JONES LIMITED 2006 $000	DAVID JONES LIMITED 2005 $000
CURRENT				
Store card and credit reserve receivables	392,883	394,233	–	–
Less: Allowance for doubtful debts	(9,482)	(7,897)	–	–
	383,401	386,336	–	–
Refunds receivable from trade creditors	11,028	13,686	11,028	13,686
Less: Allowance for doubtful debts	(3,182)	(3,001)	(3,182)	(3,001)
	7,846	10,685	7,846	10,685
Other debtors	9,544	9,647	9,349	9,042
	400,791	406,668	17,195	19,727

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

10. RECEIVABLES – continued

All store card and credit reserve receivables are interest bearing, with the exception of receivables relating to interest free sales promotions. The payment terms vary between each credit option and include the following:

– Standard Credit Option

The minimum payment for each statement period is the greater of $10 or 1.85% of the adjusted closing balance plus any unpaid minimum payments from earlier statement periods.

– Instalment Credit Option

For each purchase under an instalment credit option, the purchase is divided into a number of equal monthly instalments. The number of instalments is equal to the number of months specified for the credit option. In each of the months specified for the credit option, an instalment is added to the minimum payment. The first instalment is included in the statement of account for the period which includes the date of purchase. The minimum payment in relation to a statement period for an instalment credit option is the sum of the monthly instalments for that statement period, the interest charges for the statement period, and any unpaid minimum payments from earlier statement periods.

– Credit Reserve

The minimum payment due for each statement period is the greater of $10 or 1.8% of the closing balance plus any unpaid minimum payments from earlier statement periods.

Refunds receivable from trade creditors and other debtors are non-interest bearing and are generally on 30 to 90 day terms.

Details of the effective interest rate and credit risk of current receivables is disclosed in note 34.

		CONSOLIDATED		DAVID JONES LIMITED	
		2006	2005	2006	2005
		$000	$000	$000	$000
11. INVENTORIES					
Retail inventories	1(j)	273,728	272,734	273,728	272,734
		273,728	272,734	273,728	272,734
12. FINANCIAL ASSETS					
CURRENT					
Forward exchange contracts – at fair value		155	–	155	–
Interest rate swap – at fair value		23,578	–	23,578	–
		23,733	–	23,733	–
NON-CURRENT					
Shares in controlled entities – at cost		–	–	119,115	119,115
Provision for write-down to recoverable amount		–	–	(13,872)	(13,872)
Shares in controlled entities – at recoverable amount		–	–	105,243	105,243
Shares in other corporations – at cost		12	12	12	12
Interest rate swap – at fair value		728	–	728	–
		740	12	105,983	105,255
13. OTHER ASSETS					
CURRENT					
Prepayments		11,793	5,053	11,793	4,886
		11,793	5,053	11,793	4,886
NON-CURRENT					
Prepayments		524	4,458	524	4,457
		524	4,458	524	4,457

14. PLANT AND EQUIPMENT (NON-CURRENT)

The movements in the Consolidated Entity's plant and equipment balances are as follows:

Consolidated Entity	Leasehold improvements $000	Plant and equipment $000	Computer equipment $000	Fixtures and fittings $000	Work in progress $000	Total $000
YEAR ENDED 29 JULY 2006						
At 1 August 2005, net of accumulated depreciation	71,652	21,817	4,657	85,590	41,374	225,090
Additions	23,287	4,778	526	10,809	21,857	61,257
Disposals, write-downs and reclassifications	(3)	–	(14)	329	–	312
Reimbursements	(4,660)	(988)	(8,228)	(14,889)	–	(28,765)
Transfers	7,131	1,850	11,458	33,899	(58,763)	(4,425)
Depreciation charge for the year	(6,866)	(4,512)	(2,629)	(11,821)	–	(25,828)
At 29 July 2006, net of accumulated depreciation	90,541	22,945	5,770	103,917	4,468	227,641
At 1 August 2005						
Cost	174,747	48,935	56,530	228,190	41,374	549,776
Accumulated depreciation	(103,095)	(27,118)	(51,873)	(142,600)	–	(324,686)
Net carrying amount	71,652	21,817	4,657	85,590	41,374	225,090
At 29 July 2006						
Cost	193,604	49,791	45,747	244,372	4,468	537,982
Accumulated depreciation	(103,063)	(26,846)	(39,977)	(140,455)	–	(310,341)
Net carrying amount	90,541	22,945	5,770	103,917	4,468	227,641
YEAR ENDED 30 JULY 2005						
At 1 August 2004, net of accumulated depreciation	67,039	20,000	7,558	79,905	47,199	221,701
Additions	8,975	3,344	2,553	26,082	31,353	72,307
Disposals, write-downs and reclassifications	4,495	842	(2,729)	(5,113)	–	(2,505)
Reimbursements	(19,372)	(85)	(1,222)	(15,671)	–	(36,350)
Transfers	19,462	95	1,231	16,360	(37,178)	(30)
Depreciation charge for the year	(8,947)	(2,379)	(2,734)	(15,973)	–	(30,033)
At 30 July 2005, net of accumulated depreciation	71,652	21,817	4,657	85,590	41,374	225,090
At 1 August 2004						
Cost	171,282	47,586	59,975	220,029	47,199	546,071
Accumulated depreciation	(104,243)	(27,586)	(52,417)	(140,124)	–	(324,370)
Net carrying amount	67,039	20,000	7,558	79,905	47,199	221,701
At 30 July 2005						
Cost	174,747	48,935	56,530	228,190	41,374	549,776
Accumulated depreciation	(103,095)	(27,118)	(51,873)	(142,600)	–	(324,686)
Net carrying amount	71,652	21,817	4,657	85,590	41,374	225,090

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

14. PLANT AND EQUIPMENT (NON-CURRENT) – continued

The movements in the Company's plant and equipment balances are as follows:

David Jones Limited	Leasehold improvements $000	Plant and equipment $000	Computer equipment $000	Fixtures and fittings $000	Work in progress $000	Total $000
YEAR ENDED 29 JULY 2006						
At 1 August 2005, net of accumulated depreciation	71,652	21,602	4,657	85,780	41,374	225,065
Additions	23,287	4,778	526	10,809	21,857	61,257
Disposals, write-downs and reclassifications	(3)	-	(14)	329	-	312
Reimbursements	(4,660)	(988)	(8,228)	(14,889)	-	(28,765)
Transfers	7,131	1,850	11,458	33,899	(58,763)	(4,425)
Depreciation charge for the year	(6,866)	(4,507)	(2,629)	(11,821)	-	(25,823)
At 29 July 2006, net of accumulated depreciation	90,541	22,735	5,770	104,107	4,468	227,621
At 1 August 2005						
Cost	174,747	48,720	56,530	227,980	41,374	549,351
Accumulated depreciation	(103,095)	(27,118)	(51,873)	(142,200)	-	(324,286)
Net carrying amount	71,652	21,602	4,657	85,780	41,374	225,065
At 29 July 2006						
Cost	193,605	49,576	45,747	244,164	4,468	537,560
Accumulated depreciation	(103,064)	(26,841)	(39,977)	(140,057)	-	(309,939)
Net carrying amount	90,541	22,735	5,770	104,107	4,468	227,621
YEAR ENDED 30 JULY 2005						
At 1 August 2004, net of accumulated depreciation	67,039	19,785	7,558	80,213	47,199	221,794
Additions	8,975	3,344	2,553	25,871	31,353	72,096
Disposals, write-downs and reclassifications	4,495	842	(2,729)	(5,182)	-	(2,574)
Reimbursements	(19,372)	(85)	(1,222)	(15,671)	-	(36,350)
Transfers	19,462	95	1,231	16,360	(37,178)	(30)
Depreciation charge for the year	(8,947)	(2,379)	(2,734)	(15,811)	-	(29,871)
At 30 July 2005, net of accumulated depreciation	71,652	21,602	4,657	85,780	41,374	225,065
At 1 August 2004						
Cost	171,282	47,371	59,975	220,029	47,199	545,856
Accumulated depreciation	(104,243)	(27,586)	(52,417)	(139,816)	-	(324,062)
Net carrying amount	67,039	19,785	7,558	80,213	47,199	221,794
At 30 July 2005						
Cost	174,747	48,720	56,530	227,980	41,374	549,351
Accumulated depreciation	(103,095)	(27,118)	(51,873)	(142,200)	-	(324,286)
Net carrying amount	71,652	21,602	4,657	85,780	41,374	225,065

15. INTANGIBLE ASSETS

	CONSOLIDATED			DAVID JONES LIMITED		
	Software $000	Goodwill $000	Total $000	Software $000	Goodwill $000	Total $000
At 1 August 2005						
Cost (gross carrying amount)	43,592	10,305	53,897	43,364	–	43,364
Accumulated amortisation	(36,063)	–	(36,063)	(35,901)	–	(35,901)
Net carrying amount	7,529	10,305	17,834	7,463	–	7,463
Year ended 29 July 2006						
At 1 August 2005, net of accumulated depreciation	7,529	10,305	17,834	7,463	–	7,463
Additions	–	–	–	–	–	–
Disposals and write-downs	(885)	–	(885)	(885)	–	(885)
Transfers	4,425	–	4,425	4,425	–	4,425
Amortisation charge for the year	(3,121)	–	(3,121)	(3,087)	–	(3,087)
At 29 July 2006, net of accumulated depreciation	7,948	10,305	18,253	7,915	–	7,915
At 29 July 2006						
Cost	26,739	10,305	37,044	26,510	–	26,510
Accumulated depreciation	(18,791)	–	(18,791)	(18,595)	–	(18,595)
Net carrying amount	7,948	10,305	18,253	7,915	–	7,915
At 1 August 2004						
Cost (gross carrying amount)	41,519	10,305	51,824	41,291	–	41,291
Accumulated amortisation	(33,819)	–	(33,819)	(33,819)	–	(33,819)
Net carrying amount	7,700	10,305	18,005	7,472	–	7,472
Year ended 30 July 2005						
At 1 August 2004, net of accumulated depreciation	7,700	10,305	18,005	7,472	–	7,472
Additions	2,693	–	2,693	2,693	–	2,693
Disposals and write-downs	(27)	–	(27)	(27)	–	(27)
Transfers	30	–	30	30	–	30
Amortisation charge for the year	(2,867)	–	(2,867)	(2,705)	–	(2,705)
At 30 July 2005, net of accumulated depreciation	7,529	10,305	17,834	7,463	–	7,463
At 30 July 2005						
Cost	43,592	10,305	53,897	43,364	–	43,364
Accumulated depreciation	(36,063)	–	(36,063)	(35,901)	–	(35,901)
Net carrying amount	7,529	10,305	17,834	7,463	–	7,463

Impairment test for goodwill

The goodwill balance above relates to the acquisition in 2000 of department stores (or cash generating units (CGUs)) in Western Australia. The recoverable amount of these CGUs is determined based on the value in use calculation. The calculation uses a discounted cash flow projection over the remaining term of each store lease, based on financial projections determined by the Company, a growth rate of 1% and a pre-tax discount rate of 15.43%. The recoverable amount calculated exceeds the total carrying value of the CGUs including goodwill.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	2006	2005
	$000	$000	$000	$000
16. DEFERRED TAX ASSETS AND LIABILITIES				
Deferred tax assets/(liabilities) are attributable to the following items:				
Inventory	5,193	6,808	5,193	6,808
Plant and equipment	13,167	13,589	13,175	13,608
Accrued expenses	4,882	4,361	4,882	4,361
Provisions for:				
– Directors retirement allowance	305	288	305	288
– Doubtful debts	3,799	3,270	954	901
– Employee benefits	13,973	12,905	13,973	12,905
– Restructuring	–	27	–	27
– Warranties	82	300	82	300
– Sales returns	649	745	649	745
Revenue received in advance	3,059	3,673	2,718	3,312
Interest free sales	1,259	960	1,259	960
Straight-lining of lease rentals	14,414	12,415	14,414	12,415
Hedge accounting	2,006	–	2,006	–
Sale and leaseback arrangement	(56,576)	(57,052)	(56,576)	(57,052)
Other amounts	(966)	(826)	(966)	(826)
	5,246	1,463	2,068	(1,248)
Deferred tax assets not recognised				
Capital tax losses	6,077	6,094	–	–

The capital tax losses do not expire under current tax legislation. A deferred tax asset has not been recognised in respect of capital tax losses because it is not probable that future capital profits will be available against which the Consolidated Entity can utilise the benefits from at this time.

The potential future income tax benefit will only be obtainable if:

(i) the relevant entities derive future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another entity within the Consolidated Entity in accordance with Division 170 of the *Income Tax Assessment Act 1997*;

(ii) the relevant entities continue to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant entities in realising the benefit.

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	2006	2005
	$000	$000	$000	$000
17. PAYABLES				
Trade creditors	123,581	108,916	123,614	108,942
Other creditors and accruals	113,131	111,857	67,862	72,357
	236,712	220,773	191,476	181,299
18. INTEREST BEARING LIABILITIES				
CURRENT				
Securitisation facility	347,997	366,030	–	–
Short-term borrowing	1,284	–	1,284	–
Reset preference shares	42,148	–	42,148	–
Reset preference shares – borrowing costs	(854)	–	(854)	–
	390,575	366,030	42,578	–

Information in relation to the Consolidated Entity's exposure to interest rate risk and foreign currency risk is disclosed in note 34.

18. INTEREST BEARING LIABILITIES – continued

SECURITISATION FACILITY

Receivables from David Jones cardholders are sold to an unrelated third party, in which the Consolidated Entity has no ownership interest. The Consolidated Entity does not have the capacity to control the unrelated third party and accordingly does not consolidate the entity.

RESET PREFERENCE SHARES

As disclosed in note 1(r), the RPS have been reclassified in the current financial year as a liability in accordance with AIFRS.

Terms and conditions of RPS

Dividends

RPS entitle the holder to receive a fully franked non-cumulative dividend of 8.1% per annum, fixed until the first reset date of 1 August 2007, if a dividend is declared or otherwise resolved to be paid by the Directors.

Dividends on RPS will be paid at the discretion of the Directors in priority to any dividends declared on ordinary shares.

If any RPS dividend is not paid in full in any period, then no dividend or return of capital can be paid or conducted in relation to ordinary shares unless and until either the:

- Company has paid two consecutive RPS dividends in full or has paid a shortfall dividend to make up for the unpaid amount; or
- holders of RPS pass a special resolution approving the paying of the dividend or return of capital.

The RPS do not confer on holders any right to participate in the David Jones Shareholder Rewards Scheme.

Conversion

Either the Company or the RPS holders may elect to convert the RPS to ordinary shares on the reset date. If the holder elects to convert their RPS, then the Company may elect to arrange a resale for some or all of those RPS instead and pay the RPS holder a cash amount equal to the value of the ordinary shares that would be deliverable and any dividend that would be due if conversion of those RPS were to occur on that date.

By Deed Poll dated 28 July 2005 the Company has irrevocably promised that it will no longer elect to repurchase RPS for cash (despite such repurchase otherwise being permitted under clause 6.5 (a) and (b) of the terms of the RPS contained in the prospectus dated 14 May 2002).

In certain circumstances (including a takeover or scheme of arrangement, proposed changes to tax regulation or the aggregate RPS on issue falling below $30 million in issue price), conversion may occur earlier. Until the first reset date, the holder will have the right at any time to request conversion of each RPS into 70.1754 ordinary shares.

Voting

RPS holders will not be entitled to speak or to vote at general meetings of the Company, except in certain circumstances, in which case holders will have one vote per RPS held.

RPS holders have the same rights as ordinary shareholders to receive accounts, reports and notices of meetings of the Company and to attend any general meetings of the Company.

Ranking

RPS are subordinated to all creditors of the Company.

On a winding up of the Company, the RPS rank ahead of ordinary shares for a return of capital (equal to the issue price) and for the payment of any accrued dividend on the RPS.

Borrowing covenants

Under the Syndicated Facility Agreement (as amended) between a controlled entity, David Jones Finance Pty Limited, and participating banks, the proceeds from the issue of RPS are specifically excluded from the definition of financial indebtedness that is used to calculate financial ratios and limits in relation to the financing facilities set out in note 27.

Movements in RPS

	Number of Shares	$000
Balance at 31 July 2004	650,000	65,000
Conversion to ordinary shares	(109,008)	(10,901)
Balance at 30 July 2005	540,992	54,099
Opening balance adjustment re RPS Interest Rate Swap	–	400
Movement in RPS Interest Rate Swap	–	(411)
Conversion to ordinary shares	(119,402)	(11,940)
Balance at 29 July 2006	421,590	42,148

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

	Note	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000	DAVID JONES LIMITED 2006 $000	DAVID JONES LIMITED 2005 $000
19. CURRENT TAX LIABILITIES					
Movements during the year were as follows:					
Balance at beginning of year		**21,631**	25,198	**21,631**	25,198
Over provision from prior year		**(840)**	(1,512)	**(840)**	(1,512)
Current period income tax provision		**42,953**	35,013	**42,953**	35,013
Income tax paid		**(50,195)**	(37,068)	**(50,195)**	(37,068)
		13,549	21,631	**13,549**	21,631
20. PROVISIONS					
CURRENT					
Employee entitlements	30	**41,759**	38,316	**41,759**	38,316
Restoration and make good		**834**	–	**834**	–
Restructuring		**–**	90	**–**	90
Sales returns		**2,163**	2,485	**2,163**	2,485
Warranties		**143**	432	**143**	432
		44,899	41,323	**44,899**	41,323
NON-CURRENT					
Employee entitlements	30	**4,818**	4,701	**4,818**	4,701
Restoration and make good		**2,085**	2,856	**2,085**	2,856
Directors' retirement allowance		**1,015**	960	**1,015**	960
Warranties		**130**	568	**130**	568
		8,048	9,085	**8,048**	9,085

Reconciliations

Reconciliations of the carrying amount of each class of provision, excluding employee benefits and Directors' retirement allowance, are set out below. The numbers disclosed are for the Consolidated Entity and the Company.

	Restructuring $000	Sales returns $000	Warranties $000	Restoration $000	Total $000
Balance at 31 July 2005	90	2,485	1,000	2,856	6,431
Provisions made during the year	–	2,007	–	63	2,070
Provisions used during the year	–	(2,329)	(727)	–	(3,056)
Provisions reversed during the year	(90)	–	–	–	(90)
Balance at 29 July 2006	–	2,163	273	2,919	5,355
Current	–	2,163	143	834	3,140
Non-current	–	–	130	2,085	2,215
Total	–	2,163	273	2,919	5,355

20. PROVISIONS – continued

(i) Service warranties

A provision is recognised for the estimated liability relating to warranty claims on electrical goods covered by the Consolidated Entity's one year warranty extension program. The provision is estimated with reference to the level of sales of eligible products, the manufacturer's warranty period and the historical level of warranty claims. The Consolidated Entity's warranty extension program applies to sales made on eligible products prior to September 2003.

(ii) Sales returns

A provision is recognised for the estimated cost of sales returns which have occurred during the period. The provision is estimated with reference to actual sales during the period and the historical level of sales returns processed in accordance with the Consolidated Entity's returns policy.

(iii) Dismantling and restoration

A provision is recognised in respect of existing lease contracts for the estimated present value of expenditure required to complete dismantling and site restoration obligations under those contracts at the reporting date. Future dismantling and restoration costs are reviewed annually and any changes are reflected in the present value of the restoration and make good provision at the end of the reporting period.

The amount of the provision for future dismantling costs is capitalised and is depreciated in accordance with the policy set out in note 1(k). The unwinding of the effect of discounting on the provision is recognised as a finance expense.

(iv) Restructuring

A provision for restructuring is recognised when the Consolidated Entity has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced. Future operating costs are not provided for.

	Note	CONSOLIDATED		DAVID JONES LIMITED	
		2006	2005	**2006**	2005
		$000	$000	**$000**	$000
21. FINANCIAL LIABILITIES					
CURRENT					
Forward exchange contracts – at fair value		**242**	–	**242**	–
Interest rate swap – at fair value		**30,918**	–	**30,918**	–
		31,160	–	**31,160**	–
22. OTHER LIABILITIES					
CURRENT					
Unearned revenue		**804**	969	**–**	–
Straight-lining of lease rentals		**36,336**	389	**36,336**	389
		37,140	1,358	**36,336**	389
NON-CURRENT					
Discount on deferred payment of interest free sales	1(d)	**4,197**	3,201	**4,197**	3,201
Straight-lining of lease rentals		**11,712**	40,995	**11,712**	40,995
Unearned revenue		**334**	1,610	**–**	1,375
		16,243	45,806	**15,909**	45,571

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

	CONSOLIDATED		DAVID JONES LIMITED	
	2006 $000	2005 $000	2006 $000	2005 $000
23. SHARE CAPITAL				
Ordinary shares, fully paid	362,719	350,264	362,719	350,264
RPS, fully paid	–	49,827	–	49,827
	362,719	400,091	362,719	400,091
Movements in ordinary share capital				
Balance at the beginning of the year	400,091	394,495	400,091	394,495
RPS adjustment on adoption of AASB 132	(49,827)	–	(49,827)	–
Allocation under LTI Plan	150	200	150	200
Exercise of options under executive option plan	365	5,396	365	5,396
Conversion of RPS	11,940	–	11,940	–
Balance at the end of the year	362,719	400,091	362,719	400,091

	DAVID JONES LIMITED	
Movements in the number of ordinary shares	2006 Number of Shares	2005 Number of Shares
Balance at the beginning of the year	425,000,343	412,198,689
Conversion of RPS	8,379,023	7,649,654
Options exercised under executive option plan	275,000	3,940,000
Shares issued under the LTI Plan	3,427,512	1,212,000
Balance at the end of the year	437,081,878	425,000,343

Terms and conditions of ordinary share capital

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company.

In the event of the winding up of the Company, ordinary shareholders rank after all other shareholders and creditors, and are fully entitled to any proceeds of liquidation.

Dividend reinvestment plan

As announced on 1 September 2006, the Company has reactivated its dividend reinvestment plan.

Subsequent event

The Company has received holder conversion notices after 29 July 2006 for the conversion of 39,847 RPS into 2,796,260 ordinary shares. In accordance with the terms and conditions of the RPS, these RPS will be converted into ordinary shares in the year ending 28 July 2007 resulting in a decrease of $3.98 million in RPS liability and a corresponding increase in ordinary share capital.

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	2006	2005
	$000	$000	$000	$000
24. RESERVES				
Share-based payments reserve	17,087	9,793	17,087	9,793
Cash flow hedge reserve	449	–	449	–
	17,536	9,793	17,536	9,793
Movements:				
Share-based payments reserve				
Balance at beginning of the year	9,793	4,354	9,793	4,354
LTI Plan expense for the year	7,294	5,439	7,294	5,439
Balance at the end of the year	17,087	9,793	17,087	9,793
Cash flow hedge reserve				
Balance at beginning of the year	900	–	900	–
Movement during the year	(451)	–	(451)	–
Balance at the end of the year	449	–	449	–

Share-based payment reserve

The share-based payment reserve is used to recognise the fair value of LTI Plan rights issued.

Cash flow hedge reserve

The cash flow hedge reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

	Note	CONSOLIDATED		DAVID JONES LIMITED	
		2006	2005	2006	2005
		$000	$000	$000	$000
25. ACCUMULATED LOSSES					
Accumulated losses at beginning of the year		(35,333)	(47,966)	(60,598)	(42,250)
Adjustment on adoption of AASB 132 and AASB 139, net of tax		(7,792)	–	(7,792)	–
Net profit attributable to members of the parent entity		81,120	67,973	45,867	36,992
Dividends recognised during the year on ordinary shares	7	(60,897)	(50,549)	(60,897)	(50,549)
Dividends recognised during the year on RPS	7	–	(4,791)	–	(4,791)
Accumulated losses at the end of the year		(22,902)	(35,333)	(83,420)	(60,598)

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

26. OFF BALANCE SHEET ARRANGEMENTS

The Balance Sheet should be read in conjunction with the following off balance sheet arrangement.

Sale and leaseback arrangement

The Consolidated Entity entered into a sale and leaseback arrangement with Deutsche Retail Infrastructure Trust (DRIT) in November 2000 whereby the Elizabeth and Market Streets, Sydney and Bourke Street, Melbourne properties (Properties) were, in substance, sold by granting a 79 year head lease to DRIT. The non-refundable proceeds received by the Consolidated Entity of $201.85 million were recorded in the 28 July 2001 financial report as proceeds from the sale of property.

Legally, David Jones received a loan from DRIT and has a recognised right to set-off the rent ($201.85 million at inception) under the head lease and payables under the loan agreement ($201.85 million at inception) in order to settle on a net basis. To the extent that the head lease rentals exceed the loan payments, the Consolidated Entity is entitled to set-off the balance against rent payable by it under the sub-lease referred to below.

The Consolidated Entity has entered into operating sub-leases in respect of the Properties. The operating leases are for an initial term of 30 years with:

- base rentals calculated on floor space with a 2.5% per annum quarterly increase;
- contingent rentals based on turnover, reviewed every five years, with a set upper and lower limit.

The leases contain two further renewal options of 30 years and 19 years.

Under the arrangement, DRIT agreed to provide funds to the Consolidated Entity for the refurbishment of the Properties and compensation by way of a disruption allowance for the impact of disruption suffered during the refurbishments.

In these original arrangements, Deutsche Asset Management (Australia) Limited (DAMAL), as responsible entity for the DRIT, was to receive the greater of $100 million or 50% of the market value of the Properties in year 2079.

The Consolidated Entity has also entered into agreements with Deutsche Bank AG (DBAG) whereby:

- the Consolidated Entity waives its right to terminate each of the head leases;
- DBAG agrees to pay the 50% of the sale proceeds due to DAMAL on sale of the Properties in year 2079, or the minimum guarantee amount of $100 million, whichever DAMAL is entitled to, on the Consolidated Entity's behalf;
- the Consolidated Entity waives any entitlement to 50% of the proceeds of sale of the Properties; and
- the Consolidated Entity waives its right to buy the Properties by way of a pre-emptive right and by a last right of refusal.

Under the original arrangements an effectively guaranteed residual amount of $100 million may have been payable by the Consolidated Entity in the year 2079 depending on the value of the Properties at that time. DBAG was also expected under these arrangements to acquire legal title to the Properties in year 2079 and the Consolidated Entity now has no contractual right to repurchase the Properties during or at the end of the 79 year period.

In the original transaction, the Consolidated Entity entered into a put option agreement where elements of DRIT's financing totalling $146 million (28 January 2006: $79 million) could be put to the Consolidated Entity. This put option is only exercisable in remote circumstances (for example, payment default under the DRIT financial arrangements, demand under or cancellation of David Jones' Syndicated Banking Facility Agreement and trigger events largely associated with the insolvency of the Consolidated Entity). This results in the Consolidated Entity having an element of refinancing risk in the event of a significant fall in the value of the Properties, which coincides largely with an insolvency or credit event of the Consolidated Entity. However, equity holders in DRIT take the primary risk of a fall in the improved value of the Properties.

The Consolidated Entity has entered into 30 year interest rate swap contracts associated with the transaction. The estimated fair value of the payables and receivables under the swaps at 29 July 2006 are $30.907 million and $23.578 million respectively (30 July 2005: $53.407 million and $45.937 million). These amounts have been recognised in the balance sheet as at 29 July 2006.

On 13 December 2005, the Consolidated Entity announced to the ASX that it had entered into Heads of Agreement with DBAG to terminate the head lease and therefore, in a commercial sense, to reacquire the Properties.

At balance date, the completion of the proposed transaction remained conditional and accordingly the financial impact of the transaction has not been recognised at 29 July 2006.

26. OFF BALANCE SHEET ARRANGEMENTS – continued

Events occurring after balance sheet date

Following approval by the minority interests in DRIT, the transaction was completed on 29 September 2006. The transaction will be recognised for accounting purposes on completion with the following estimated financial effect:

- an increase in property, plant and equipment of $414.0 million reflecting the termination of the head lease, repayment of the head lease loan and the termination of the interest rate swap contracts.
- a decrease in cash of $62.0 million and increase in current interest bearing liabilities of $350.0 million reflecting the funding of the transaction from the Consolidated Entity's cash reserves and a bridging loan which will be replaced with long term funding in the forthcoming 12 months.
- a decrease in current financial assets of $23.578 million and current financial liabilities of $30.918 million reflecting the termination of interest rate swap arrangements associated with the original sale and leaseback transaction.
- a decrease in deferred tax liabilities of $56.576 million reflecting the impact of the transaction on deferred tax balances.

In addition to the above, and as a consequence of the execution of the transaction, a decrease in current other liabilities of $35.846 million (tax effect $10.754 million) reflecting the impact of the transaction on the *straight-line rent adjustment* balance will also be recognised.

An overall increase in retained earnings of $81.668 million will result from the combined after tax impact of those of the above adjustments that have a profit and loss impact.

Due to this subsequent event, the following assets and liabilities have been reclassified as current at 29 July 06:

- financial liabilities and financial assets in relation to the interest rate swap contracts of $30.918 million and $23.578 million respectively.
- other liabilities in relation to the rent straight line adjustment of $35.846 million.

27. CONTINGENT LIABILITIES

The Directors are of the opinion that provisions are not required in respect of the matters disclosed below, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of being reliably measured.

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
(a) Guarantees				
Guarantees to third parties given in the ordinary course of business	**926**	758	**926**	758

(b) Litigation

In the ordinary course of business the Consolidated Entity becomes involved in litigation. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably quantified. As the outcomes of these matters remain uncertain, contingent liabilities exist for possible amounts eventually payable that are in excess of the amounts provided. The financial estimation of these amounts is impracticable.

(c) Finance facilities

A controlled entity, David Jones Finance Pty Limited, is the borrower of certain finance facilities. The borrowings of David Jones Finance Pty Limited are guaranteed by the Company and each of its controlled entities.

(d) Sale and leaseback arrangement

Contingent liabilities in relation to the sale and leaseback arrangement are shown in note 26.

(e) Deed of cross guarantee

Pursuant to ASIC Class order 98/1418 (as amended) dated 13 August 1998, the wholly-owned subsidiaries listed below are relieved from the Corporations Act 2001 requirements for preparation, audit, and lodgement of financial reports, and directors' reports.

It is a condition of the Class Order that the Company and each of the participating subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed, dated 22 March 2005, is that the Company guarantees to each creditor, payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act. If a winding up occurs under other provisions of the Corporations Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

- David Jones Financial Services Limited
- David Jones Finance Pty Limited
- 299–307 Bourke Street Pty Limited
- David Jones Properties Pty Limited

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

27. CONTINGENT LIABILITIES – continued

Set out below is a consolidated income statement and a consolidated balance sheet comprising the Company and the controlled entities that are party to the Deed, after eliminating all transactions between the parties to the Deed of Cross Guarantee, at 29 July 2006.

Summarised income statement and accumulated losses

	CONSOLIDATED	
	2006	2005
	$000	$000
Profit before related income tax expense	**119,791**	94,641
Income tax expense	**(40,420)**	(28,601)
Profit after income tax expense	**79,371**	66,040
Summary of movements in consolidated accumulated losses		
Retained profits at the beginning of the year	**(37,102)**	52,738
Adjustment to retained profits on transition to AIFRS, *net of tax*	**(7,792)**	(100,540)
Dividends recognised during the year	**(60,897)**	(55,340)
Net profit attributable to parties of the Closed Group	**79,371**	66,040
Accumulated losses at the end of the year	**(26,420)**	(37,102)
Balance sheet		
CURRENT ASSETS		
Cash and cash equivalents	**173,230**	147,245
Receivables	**400,599**	406,064
Inventories	**274,761**	272,734
Financial assets	**23,733**	–
Other assets	**12,647**	5,489
Total current assets	**884,970**	831,532
NON-CURRENT ASSETS		
Financial assets	**105,983**	105,255
Plant and equipment	**227,642**	232,619
Intangible assets	**7,947**	–
Deferred tax assets	**5,246**	1,463
Other assets	**719**	4,625
Total non-current assets	**347,537**	343,962
Total assets	**1,232,507**	1,175,494
CURRENT LIABILITIES		
Payables	**301,202**	282,479
Interest bearing liabilities	**391,430**	366,030
Current tax liabilities	**13,550**	21,631
Provisions	**44,899**	41,323
Financial liabilities	**31,160**	–
Other liabilities	**1,294**	1,358
Total current liabilities	**783,535**	712,821
NON-CURRENT LIABILITIES		
Provisions	**8,048**	9,085
Deferred tax liabilities	**–**	–
Other liabilities	**52,089**	45,806
Total non-current liabilities	**60,137**	54,891
Total liabilities	**843,672**	767,712
Net assets	**388,835**	407,782

27. CONTINGENT LIABILITIES – continued

Balance sheet – continued

	CONSOLIDATED	
	2006	2005
	$000	$000
EQUITY		
Share capital	397,719	435,091
Reserves	17,536	9,793
Accumulated losses	(26,420)	(37,102)
Total equity	388,835	407,782

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	2006	2005
	$000	$000	$000	$000
28. COMMITMENTS FOR EXPENDITURE				
Capital expenditure commitments				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as a liability in the financial statements, payable:				
Within one year	3,110	14,162	3,110	14,162
Later than one year but not later than five years	–	575	–	575
Later than five years	–	–	–	–
	3,110	14,737	3,110	14,737
Operating lease commitments				
Future operating lease rentals payable:				
Within one year	88,216	89,102	88,216	89,102
Later than one year but not later than five years	365,887	373,989	365,887	361,142
Later than five years	1,640,548	1,719,803	1,640,548	1,719,803
	2,094,651	2,182,894	2,094,651	2,170,047

The Consolidated Entity leases retail premises and warehousing facilities. Generally the operating lease agreements are for an initial average term of 23 years and include renewal options. Under most leases, the Consolidated Entity is responsible for property taxes, insurance, maintenance and expenses related to the leased properties.

The operating lease commitments set out above comprise base rental payments plus agreed percentage increases.

Further details in relation to operating leases of retail properties at Bourke Street, Melbourne and Elizabeth and Market Streets, Sydney are disclosed in note 26.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

29. KMP DISCLOSURES

KMP are persons having the authority and responsibility for planning, directing and controlling the Company's activities directly or indirectly, including Directors of David Jones. The following persons were KMP of the Consolidated Entity during the financial year:

Name	Title	Period of responsibility
Directors		
Robert Savage	Chairman and independent Non-Executive Director	31 July 2005 – 29 July 2006
John Coates AC	Deputy chairman and independent Non-Executive Director	31 July 2005 – 29 July 2006
Mark McInnes	Chief Executive Officer and Executive Director	31 July 2005 – 29 July 2006
Stephen Goddard	Finance Director and Executive Director	31 July 2005 – 29 July 2006
Reginald Clairs AO	Independent Non-Executive Director	31 July 2005 – 29 July 2006
Paula Dwyer	Independent Non-Executive Director	31 July 2005 – 29 July 2006
John Harvey	Independent Non-Executive Director	31 July 2005 – 29 July 2006
Katie Lahey	Independent Non-Executive Director	31 July 2005 – 29 July 2006
Executives		
Damian Eales	Group General Manager – Financial Services and Marketing	1 April 2006 – 29 July 2006
	Group General Manager – Marketing and Operations	31 July 2005 – 1 April 2006
Colette Garnsey	Group General Manager – Apparel, Accessories, Footwear and Cosmetics	1 April 2006 – 29 July 2006
	Group General Manager – Apparel, Accessories and Footwear	31 July 2005 – 1 April 2006
Antony Karp	Group General Manager – Retail Development	31 July 2005 – 29 July 2006
Patrick Robinson	Group General Manager – Home and Food	31 July 2005 – 29 July 2006
Paul Zahra	Group General Manager – Stores and Operations	1 April 2006 – 29 July 2006
	Group General Manager – Stores	31 July 2005 – 1 April 2006

Compensation by category for KMP

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	**2006**	2005
	$	$	**$**	$
Short term employee benefits	**10,940,039**	9,515,367	**10,940,039**	9,515,367
Post employment benefits	**556,935**	497,155	**556,935**	497,155
Other long-term benefits	**140,393**	119,783	**140,393**	119,783
Share-based payment	**4,862,022**	4,017,250	**4,862,022**	4,017,250
Total compensation	**16,499,389**	14,149,555	**16,499,389**	14,149,555

The Remuneration Report (section 7) includes disclosures of the individual components of each KMP's remuneration.

29. KMP DISCLOSURES – continued

EQUITY HOLDINGS OF KMP

LTI Plan rights holdings of KMP

The following tables show the movements in LTI Plan rights holdings of KMP for the current and prior financial year.

For the year ended 29 July 2006

Name	LTI Plan	Holding at 30 July 2005[1] Number	Granted as remuneration[1] Number	Vested during the year[1] Number	Sub-total[4] $	Holding at 29 July 2006[1] Number	Minimum value of award to vest $	Maximum value of award to vest[3] $	Fair value of right – TSR $	Fair value of right – ROFE $	Fair value of right – NPAT $
Directors[2]											
Mark	03–05 offer	296,296	–	(296,296)		–	–	–	1.86	1.59	–
McInnes	03–05 supplementary	398,148	–	(398,148)		–	–	–	3.06	2.15	–
	04–06 offer	263,014	–	–		263,014	–	–	1.36	1.49	–
	04–06 supplementary	250,685	–	–		250,685	–	–	2.32	2.03	–
	05–07 offer	382,653	–	–		382,653	–	308,673	1.96	1.92	–
	06–08 offer	–	449,380	–		449,380	–	820,867	2.39	2.06	–
	05–08 retention offer	–	1,000,000	–		1,000,000	–	1,200,000	–	–	2.40
	Aggregate value		*$3,631,301*	*$2,583,334*	*$6,214,635*						
Stephen	03–05 offer	194,444	–	(194,444)		–	–	–	1.86	1.59	–
Goddard	03–05 supplementary	120,371	–	(120,371)		–	–	–	3.06	2.15	–
	04–06 offer	158,219	–	–		158,219	–	–	1.36	1.49	–
	04–06 supplementary	74,658	–	–		74,658	–	–	2.32	2.03	–
	05–07 offer	173,469	–	–		173,469	–	139,932	1.96	1.92	–
	06–08 offer	–	175,620	–		175,620	–	320,799	2.39	2.06	–
	05–08 retention offer	–	600,000	–		600,000	–	720,000	–	–	2.40
	Aggregate value		*$1,921,199*	*$1,171,111*	*$3,092,310*						
Executives											
Damian	03–05 offer	58,565	–	(58,565)		–	–	–	1.86	1.59	–
Eales	04–06 offer	51,199	–	–		51,199	–	–	1.36	1.49	–
	04–06 supplementary	44,691	–	–		44,691	–	–	2.32	2.03	–
	05–07 offer	71,429	–	–		71,429	–	45,238	1.37	1.62	–
	06–08 retention offer	–	400,000	–		400,000	–	658,667	–	–	2.47
	Aggregate value		*$988,000*	*$217,861*	*$1,205,861*						
Colette	03–05 offer	92,639	–	(92,639)		–	–	–	1.86	1.59	–
Garnsey	03–05 supplementary	122,176	–	(122,176)		–	–	–	1.86	1.59	–
	04–06 offer	68,527	–	–		68,527	–	–	1.36	1.49	–
	04–06 supplementary	90,377	–	–		90,377	–	–	1.36	1.49	–
	05–07 offer	118,367	–	–		118,367	–	74,966	1.37	1.62	–
	06–08 retention offer	–	400,000	–		400,000	–	658,667	–	–	2.47
	Aggregate value		*$988,000*	*$799,111*	*$1,787,111*						

29. KMP DISCLOSURES – continued

Name	LTI Plan	Holding at 30 July 2005[1] Number	Granted as remuneration[1] Number	Vested during the year[1] Number	Sub-total[4] $	Holding at 29 July 2006[1] Number	Minimum value of award to vest $	Maximum value of award to vest[3] $	Fair value of right – TSR $	Fair value of right – ROFE $	Fair value of right – NPAT $
Antony	05–07 offer	48,112	–	–		48,112	–	30,471	1.37	1.62	–
Karp	06–08 retention offer	–	400,000	–		400,000	–	658,667	–	–	2.47
	Aggregate value		$988,000	–	$988,000						
Patrick	03–05 offer	85,824	–	(85,824)		–	–	–	1.86	1.59	–
Robinson	03–05 supplementary	128,991	–	(128,991)		–	–	–	1.86	1.59	–
	04–06 offer	67,740	–	–		67,740	–	–	1.36	1.49	–
	04–06 supplementary	91,164	–	–		91,164	–	–	1.36	1.49	–
	05–07 offer	118,367	–	–		118,367	–	74,966	1.37	1.62	–
	06–08 retention offer	–	400,000	–		400,000	–	658,667	–	–	2.47
	Aggregate value		$988,000	$799,111	$1,787,111						
Paul	03–05 offer	84,759	–	(84,759)		–	–	–	1.86	1.59	–
Zahra	03–05 supplementary	130,056	–	(130,056)		–	–	–	1.86	1.59	–
	04–06 offer	67,740	–	–		67,740	–	–	1.36	1.49	–
	04–06 supplementary	91,164	–	–		91,164		–	1.36	1.49	–
	05–07 offer	118,367	–	–		118,367		74,966	1.37	1.62	–
	06–08 retention offer	–	400,000	–		400,000	–	658,667	–	–	2.47
	Aggregate value		$988,000	$799,111	$1,787,111						

Notes:

[1] The numbers disclosed above are the target potential ordinary shares that could be allocated to each KMP under the LTI Plan. The actual number of shares issued could be higher or lower, dependent on Company performance.

[2] Non-Executive Directors are not entitled to participate in the LTI Plan and therefore no holdings are disclosed.

[3] This is an estimate of the maximum possible total value of the rights to be recognised in future financial years.

[4] *No LTI Plan rights were forfeited during the year.*

29. KMP DISCLOSURES – continued

For the year ended 30 July 2005

Name	LTI Plan	Holding at 31 July 2004[1] Number	Granted as remuneration[1] Number	Vested during the year[1] Number	Sub-total[5] $	Holding at 30 July 2005[1] Number	Minimum value of award to vest $	Maximum value of award to vest[3] $	Fair value of right – TSR[4] $	Fair value of right – ROFE[4] $
Directors[2]										
Mark McInnes	02–04 offer	100,000	–	(100,000)		–	–	–	NA	NA
	03–05 offer	296,296	–	–		296,296	–	–	1.86	1.59
	03–05 supplementary	–	398,148	–		398,148	–	–	3.06	2.15
	04–06 offer	263,014	–	–		263,014	–	157,589	1.36	1.49
	04–06 supplementary	–	250,685	–		250,685	–	224,154	2.32	2.03
	05–07 offer	–	382,653	–		382,653	–	617,347	1.96	1.92
	Aggregate value		*$2,849,663*	*$286,500*	*$3,136,163*					
Stephen Goddard	02–04 offer	125,000	–	(125,000)		–	–	–	NA	NA
	03–05 offer	194,444	–	–		194,444	–	–	1.86	1.59
	03–05 supplementary	–	120,371	–		120,371	–	–	3.06	2.15
	04–06 offer	158,219	–	–		158,219	–	94,800	1.36	1.49
	04–06 supplementary	–	74,658	–		74,658	–	66,757	2.32	2.03
	05–07 offer	–	173,469	–		173,469	–	279,863	1.96	1.92
	Aggregate value		*$998,331*	*$358,125*	*$1,356,456*					
Executives										
Damian Eales	03–05 offer	58,565	–	–		58,565	–	–	1.86	1.59
	04–06 offer	51,199	–	–		51,199	–	30,677	1.36	1.49
	04–06 supplementary	–	44,691	–		44,691	–	39,961	2.32	2.03
	05–07	–	71,429	–		71,429	–	90,477	1.37	1.62
	Aggregate value		*$255,599*		*$255,599*					
Colette Garnsey	02–04 offer	45,000	–	(45,000)		–	–	–	NA	NA
	03–05 offer	92,639	–	–		92,639	–	–	1.86	1.59
	03–05 supplementary	122,176	–	–		122,176	–	–	1.86	1.59
	04–06 offer	68,527	–	–		68,527	–	41,059	1.36	1.49
	04–06 supplementary	90,377	–	–		90,377	–	54,151	1.36	1.49
	05–07 offer	–	118,367	–		118,367	–	149,932	1.37	1.62
	Aggregate value		*$224,897*	*$128,925*	*$353,822*					
Peter Helson	02–04 offer	40,000	–	(40,000)		–	–	–	NA	NA
	03–05 offer	38,889	–	–		38,889	–	–	1.86	1.59
	04–06 offer	29,870	–	–		29,870	–	17,897	1.36	1.49
	05–07 offer	–	23,214	–		23,214	–	29,404	1.37	1.62
	Aggregate value		*$44,107*	*$114,600*	*$158,707*					

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

29. KMP DISCLOSURES – continued

Name	LTI Plan	Holding at 31 July 2004[1] Number	Granted as remuneration[1] Number	Vested during the year[1] Number	Sub-total[5] $	Holding at 30 July 2005[1] Number	Minimum value of award to vest $	Maximum value of award to vest[3] $	Fair value of right – TSR[4] $	Fair value of right – ROFE[4] $
Antony Karp	05–07 offer	–	48,112	–		48,112	–	60,942	1.37	1.62
	Aggregate value		*$91,413*	–	*$91,413*					
Patrick Robinson	02–04 offer	45,000	–	(45,000)		–	–	–	NA	NA
	03–05 offer	85,824	–	–		85,824	–	–	1.86	1.59
	03–05 supplementary	128,991	–	–		128,991	–	–	1.86	1.59
	04–06 offer	67,740	–	–		67,740	–	40,588	1.36	1.49
	04–06 supplementary	91,164	–	–		91,164	–	54,622	1.36	1.49
	05–07 offer	–	118,367	–		118,367	–	149,932	1.37	1.62
	Aggregate value		*$224,897*	*$128,925*	*$353,822*					
Paul Zahra	02–04 offer	21,500	–	(21,500)		–	–	–	NA	NA
	03–05 offer	84,759	–	–		84,759	–	–	1.86	1.59
	03–05 supplementary	130,056	–	–		130,056	–	–	1.86	1.59
	04–06 offer	67,740	–	–		67,740	–	40,588	1.36	1.49
	04–06 supplementary	91,164	–	–		91,164	–	54,622	1.36	1.49
	05–07 offer	–	118,367	–		118,367	–	149,932	1.37	1.62
	Aggregate value		*$224,897*	*$61,693*	*$286,590*					

Notes:

[1] The numbers disclosed above are the target potential ordinary shares that could be allocated to each KMP under the LTI Plan. The actual number of shares issued could be higher or lower, dependent on Company performance.

[2] Non-Executive Directors are not entitled to participate in the LTI Plan and therefore no holdings are disclosed.

[3] This is an estimate of the maximum possible total value of the rights to be recognised in future financial years.

[4] LTI Plan rights under the 02–04 offer do not have a value disclosed as these rights were issued prior to the commencement of AASB2.

[5] No LTI Plan rights were forfeited during the year.

29. KMP DISCLOSURES – continued

Summary of LTI Plans

FEATURE	2003 TO 2005 OFFER	2004 TO 2006 OFFER	2005 TO 2007 OFFER	2006 TO 2008 OFFER
OFFERED TO	CEO, Finance Director and senior employees		CEO, Finance Director and senior employees	CEO, Finance Director and senior employees
VESTING DATE	31 July 2005	31 July 2006	31 July 2007	31 July 2008
PERFORMANCE MEASURES	TSR compared to peer group and capital management (ROFE)			
RETESTING RULES	The performance period may be extended by one year and retested for the TSR measure			
PLAN STATUS	*Fully vested at stretch*		Performance periods not yet concluded	
	ASX LISTED RETAILERS			
PEER GROUP FOR TSR COMPARATOR	Woolworths Limited, Coles Myer Limited, Harvey Norman Holdings Limited, Foodland Associated Limited, Metcash Trading Limited, Colorado Group Limited, Housewares International Limited, Brazin Limited, Country Road Limited, Freedom Group, Strathfield Group Limited and Miller's Retail Limited.		Woolworths Limited, Coles Myer Limited, Harvey Norman Holdings Limited, Foodland Associated Limited, Metcash Trading Limited, Colorado Group Limited, Brazin Limited, Country Road Limited, Strathfield Group Limited, Miller's Retail Limited, JB Hi-Fi Limited, Just Group Limited, Rebel Sport Limited, Oroton Group Limited and Repco Corporation Limited.	Woolworths Limited, Coles Myer Limited, Harvey Norman Holdings Limited, Metcash Trading Limited, Colorado Limited, Brazin Limited, Miller's Retail Limited, JB Hi-Fi Limited, Just Group Limited, Rebel Sport Limited, Repco Corporation Limited and Super Cheap Auto Limited.
	BUSINESSES IN A 'MATURE' INDUSTRY WITH A MINIMUM MARKET CAPITALISATION GREATER THAN $200 MILLION			NON RETAILERS THAT DEMONSTRATE CYCLICAL PATTERNS
	GUD Holdings Limited, Downer EDI Limited, Bank of Queensland Limited, Ramsay Health Care Limited, ION Limited, McGuigan Simeon Wines Limited, Crane Group Limited, Bristile Limited, Hills Industries Limited, Transfield Services Limited, SPC Ardmona Limited, Collection House Limited, GWA International Limited, Adelaide Bank Limited, Australian Pharmaceutical Industries Limited, Reece Australia Limited, Amalgamated Holdings Limited, Adelaide Brighton Limited, Rural Press Limited, Coates Hire Limited, Sigma Group Limited, Bendigo Bank Limited, Fairfax Limited, APN News and Media Limited and West Australian Newspaper Holdings Limited.		GUD Holdings Limited, Bank of Queensland Limited, Ramsay Health Care Limited, ION Limited, Crane Group Limited, Hills Industries Limited, SPC Ardmona Limited, Collection House Limited, GWA International Limited, Housewares International Limited, Adelaide Bank Limited, Reece Australia Limited, Amalgamated Holdings Limited, Adelaide Brighton Limited, Rural Press Limited, Coates Hire Limited, Bendigo Bank Limited, Fairfax Limited and West Australian Newspaper Holdings Limited.	APN News & Media Limited, Austereo Group Limited, Funtastic Limited, Flight Centre Limited, GUD Holdings Limited, Globe International Limited, Housewares Limited, John Fairfax Holdings Limited, Kresta Limited, Pacific Brands Limited, Publishing & Broadcasting Limited, PMP Limited, Salmat Limited, Seven Network Limited, Southern Cross Broadcasting Australia Limited, STW Communications Group Limited, Ten Network Holdings Limited and West Australian Newspaper Holdings Limited.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

29. KMP DISCLOSURES – continued

Inputs into the valuation of LTI Plan rights

The valuations of LTI Plan rights were based on the following inputs:

	2003 TO 2005 OFFER		2003 TO 2005 OFFER TO EXECUTIVE DIRECTORS		2004 TO 2006 OFFER		2004 TO 2006 OFFER TO EXECUTIVE DIRECTORS	
GRANT DATE	8 July 2004		26 November 2004		8 July 2004		26 November 2004	
SHARE PRICE	$1.71		$2.23		$1.71		$2.23	
DIVIDEND YIELD	7.00%		5.83%		7.00%		5.83%	
RISK FREE RATE	5.25%		4.98–5.08%		5.34%		4.98–5.08%	
EXERCISE PRICE	–		–		–		–	
VOLATILITY	23–26%		20–25%		23–26%		20–25%	
VALUATION	TSR	ROFE	TSR	ROFE	TSR	ROFE	TSR	ROFE
	$1.86	$1.59	$3.06	$2.15	$1.36	$1.49	$2.32	$2.03
VALUATION MODEL USED	TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes	

	2005 TO 2007 OFFER		2005 TO 2007 OFFER TO EXECUTIVE DIRECTORS		2006 TO 2008 OFFER		2006 TO 2008 OFFER TO EXECUTIVE DIRECTORS	
GRANT DATE	30 June 2005		26 November 2004		3 April 2006		2 December 2005	
SHARE PRICE	$1.88		$2.23		$2.81		$2.40	
DIVIDEND YIELD	7.45%		5.83%		5.69%		5.83%	
RISK FREE RATE	5.10%		4.98–5.08%		5.37%		5.32%	
EXERCISE PRICE	–		–		–		–	
VOLATILITY	27%		20–25%		30%		28%	
VALUATION	TSR	ROFE	TSR	ROFE	TSR	ROFE	TSR	ROFE
	$1.37	$1.62	$1.96	$1.92	$3.04	$2.47	$2.39	$2.06
VALUATION MODEL USED	TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes		TSR – Monte Carlo simulation ROFE – Black Scholes	

29. KMP DISCLOSURES – continued

The valuation of LTI Plan retention rights issued to Executive Directors:

The valuation of the retention rights was prepared by an independent valuer using the Black Scholes option pricing model. The following inputs were used to determine the valuation per retention right:

Grant date	2 December 2005
Share price	$2.40
Dividend yield	5.83%
Risk free rate	5.32%
Exercise price	$0.00
Volatility	28%

The retention rights were valued at $2.40 per right.

The valuation of LTI Plan retention rights issued to other executives:

The valuation of the retention rights was prepared by an independent valuer using the Black Scholes option pricing model. The following inputs were used to determine the valuation per retention right:

Grant date	3 April 2006
Share price	$2.81
Dividend yield	5.69%
Risk free rate	5.37%
Exercise price	$0.00
Volatility	30%

The retention rights were valued at $2.47 per right.

Shareholdings of KMP

The following tables show the movements in the number of ordinary shares held in the Company, directly, indirectly or beneficially, by each KMP, including their personally-related entities, for the current and prior financial year.

For the year ended 29 July 2006

	Holding at 30 July 2005	Granted as remuneration[1]	Allocated under LTI Plan	Net change – other[2]	Holding at 29 July 2006
Directors					
Robert Savage	63,669	9,649	–	–	73,318
John Coates AC	38,589	–	–	–	38,589
Mark McInnes	150,000	–	1,041,667	–	1,191,667
Stephen Goddard	187,725	–	472,222	–	659,947
Reginald Clairs AO	156,077	5,700	–	–	161,777
Paula Dwyer	30,000	–	–	–	30,000
John Harvey	30,000	–	–	–	30,000
Katie Lahey	21,995	–	–	(11,430)	10,565
Executives					
Damian Eales	–	–	87,847	–	87,847
Colette Garnsey	67,500	–	322,222	–	389,722
Antony Karp	–	–	–	4,190	4,190
Patrick Robinson	68,735	–	322,222	–	390,957
Paul Zahra	32,525	–	322,222	–	354,747

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

29. KMP DISCLOSURES – continued

For the year ended 30 July 2005

	Holding at 31 July 2004	Granted as remuneration[1]	Allocated under LTI Plan	Received on exercise of options	Net change – other[2]	Holding at 30 July 2005
Directors						
Robert Savage	61,804	1,865	–	–	–	63,669
John Coates AC	38,589	–	–	–	–	38,589
Mark McInnes	–	–	150,000	800,000	(800,000)	150,000
Stephen Goddard	225	–	187,500	800,000	(800,000)	187,725
Reginald Clairs AO	148,621	7,456	–	–	–	156,077
Paula Dwyer	30,000	–	–	–	–	30,000
John Harvey	30,000	–	–	–	–	30,000
Katie Lahey	17,554	–	–	–	4,441	21,995
Executives						
Damian Eales	–	–	–	–	–	–
Colette Garnsey	–	–	67,500	300,000	(300,000)	67,500
Peter Helson	2,591	–	60,000	300,000	(50,000)	312,591
Antony Karp	–	–	–	–	–	–
Patrick Robinson	1,235	–	67,500	300,000	(300,000)	68,735
Paul Zahra	225	–	32,300	150,000	(150,000)	32,525

Notes to the above tables

[1] Includes shares acquired through the DESP.

[2] 'Net change – other' includes on-market purchases and sales of ordinary shares.

Executive Option Plan holdings of KMP

For the year ended 29 July 2006

There were no options held, directly or indirectly, by any KMP during the year.

For the year ended 30 July 2005

The following table shows the movements in executive option plan holdings of KMP for the 52 weeks ended 30 July 2005.

	Balance at 31 July 2004	Granted as remuneration	Exercised during the period	Balance at 30 July 2005
Executive Directors				
Mark McInnes	800,000	–	(800,000)	–
Stephen Goddard	800,000	–	(800,000)	–
Executives				
Damian Eales	–	–	–	–
Colette Garnsey	300,000	–	(300,000)	–
Peter Helson	300,000	–	(300,000)	–
Patrick Robinson	300,000	–	(300,000)	–
Paul Zahra	150,000	–	(150,000)	–

Non-Executive directors were not entitled to participate in the executive option plan and therefore no holdings are disclosed.

Other transactions and balances with KMP

David Jones employees, including KMP, are entitled to a staff discount on purchases made from the Consolidated Entity. The discount varies depending on the merchandise purchased and does not exceed 10%.

Loans to KMP

There were no loans between the Consolidated Entity and KMP during the current or prior financial year except for amounts due for purchases made on an arm's length basis on the David Jones store card.

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	**2006**	2005
30. EMPLOYEE BENEFITS				
Employee numbers				
Number of staff employed at balance date	8,716	8,426	8,716	8,426
Provision for employee entitlements				
Current ($000)	**41,759**	38,316	**41,759**	38,316
Non-current ($000)	**4,818**	4,701	**4,818**	4,701
	46,577	43,017	**46,577**	43,017
The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following assumptions:				
Assumed increase in wage and salary rates	**4.0%**	4.0%	**4.0%**	4.0%
Discount rate	**5.9%**	5.2%	**5.9%**	5.2%

Superannuation

The Company contributes to several defined contribution superannuation plans.

All superannuation contributions are made in accordance with the relevant trust deeds and the superannuation guarantee legislation.

Share-based payment arrangements

The Consolidated Entity provides the following share-based payment arrangements to employees:

- LTI Plan (including retention rights)
- Executive option plan
- Employee share plan
- EESP
- DESP

LTI Plan

Rights to ordinary shares are granted to senior executives under the LTI Plan. Offers are generally made annually to key executives. The performance period of the rights is typically three years and it is a requirement that the executive stays in continued employment for the full period. The number of rights that vest is dependent upon the achievement of two performance conditions, being TSR and ROFE. The rights can only be equity settled in ordinary shares.

A detailed explanation of the LTI Plan including information on the valuation of the rights is disclosed in the Remuneration Report.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

30. EMPLOYEE BENEFITS – continued

Summary details of the LTI Plan and movements in rights during the year are shown below.

Movements in the LTI Plan rights for the 52 weeks ended 29 July 2006:

			NUMBER OF LTI PLAN RIGHTS							
Offer Description/ Performance Period	Date of grant	Expiry date	Balance at start of the year	Granted during period	Forfeited during period	Vested during period	Balance at end of the year	Exercisable at end of year	Fair value per right TSR hurdle	Fair value per right ROFE/ NPAT hurdle
Consolidated and David Jones Limited – 2006										
03–05 OFFER – SENIOR EXECUTIVES										
3 February 2003 –31 July 2005	8 July 2004	31 July 2005	1,738,618	–	–	1,738,618	–	–	$1.86	$1.59
03–05 SUPPLEMENTARY OFFER – EXECUTIVE DIRECTORS AND SENIOR EXECUTIVES										
3 February 2003 –31 July 2005	26 November 2004	31 July 2005	546,389	–	–	546,389	–	–	$3.06	$2.15
04–06 OFFER – SENIOR EXECUTIVES										
1 August 2003 –31 July 2006	8 July 2004	31 July 2006	1,422,704	–	98,873	–	1,323,831	1,323,831	$1.36	$1.49
04–06 SUPPLEMENTARY OFFER – EXECUTIVE DIRECTORS AND SENIOR EXECUTIVES										
1 August 2003 –31 July 2006	26 November 2004	31 July 2006	448,150	–	–	–	448,150	448,150	$2.32	$2.03
05–07 OFFER – EXECUTIVE DIRECTORS										
1 August 2004 –31 July 2007	26 November 2004	31 July 2007	556,122	–	–	–	556,122	–	$1.96	$1.92
05–07 OFFER – SENIOR EXECUTIVES										
1 August 2004 –31 July 2007	30 June 2005	31 July 2007	1,118,240	–	86,700	–	1,031,540	–	$1.37	$1.62
06–08 OFFER – EXECUTIVE DIRECTORS										
1 August 2005 –31 July 2008	2 December 2005	31 July 2008	–	625,000	–	–	625,000	–	$2.39	$2.06
06–08 OFFER – SENIOR EXECUTIVES										
1 August 2005 –31 July 2008	3 April 2006	31 July 2008	–	220,686	–	–	220,686	–	$3.04	$2.47
RETENTION OFFER – EXECUTIVE DIRECTORS										
1 August 2004 –31 July 2007	2 December 2005	31 July 2008	–	1,600,000	–	–	1,600,000	–	–	$2.40
RETENTION OFFER – SENIOR EXECUTIVES										
1 August 2005 –31 July 2008	3 April 2006	31 July 2008	–	4,400,000	–	–	4,400,000	–	–	$2.47

All LTI Plan rights are based on target performance. The actual number of shares issued may be higher or lower than this amount.

30. EMPLOYEE BENEFITS – continued

Movements in the LTI Plan rights for the 52 weeks ended 30 July 2005:

Offer Description/ Performance Period	Date of grant	Expiry date	NUMBER OF LTI PLAN RIGHTS Balance at start of the year	Granted during period	Forfeited during period	Vested during period	Balance at end of the year	Exercisable at end of year	Fair value per right TSR hurdle	Fair value per right ROFE/ NPAT hurdle
Consolidated and David Jones Limited – 2005										
02–04 OFFER 1 August 2003 –31 July 2004	30 August 2002	31 July 2004	807,400	–	–	807,400	–	–	NA	NA
03–05 OFFER 3 February 2003 –31 July 2005	8 July 2004	31 July 2005	1,785,367	–	46,749	–	1,738,618	1,738,618	$1.86	$1.59
03–05 SUPPLEMENTARY OFFER 3 February 2003 –31 July 2005	26 November 2004	31 July 2005	–	546,389	–	–	546,389	546,389	$3.06	$2.15
04–06 OFFER 1 August 2003 –31 July 2006	8 July 2004	31 July 2006	1,444,835	–	22,131	–	1,422,704	–	$1.36	$1.49
04–06 SUPPLEMENTARY OFFER 1 August 2003 –31 July 2006	26 November 2004	31 July 2006	–	448,150	–	–	448,150	–	$2.32	$2.03
05–07 OFFER SENIOR EXECUTIVES 1 August 2004 –31 July 2007	26 November 2004	31 July 2007	–	556,122	–	–	556,122	–	$1.96	$1.92
05–07 OFFER 1 August 2004 –31 July 2007	30 June 2005	31 July 2007	–	1,154,864	36,624	–	1,118,240	–	$1.37	$1.62

	CONSOLIDATED 2006 Number	CONSOLIDATED 2005 Number	DAVID JONES LIMITED 2006 Number	DAVID JONES LIMITED 2005 Number
Shares issued under the plan to participating employees on 28 September 2005 (2005: 28 September 2004)	**3,427,510**	1,212,000	**3,427,510**	1,212,000
The market price of David Jones Limited shares on the date of issue	**$2.48**	$1.91	**$2.48**	$1.91

For both years, stretch targets were achieved and therefore the number of shares issued were greater than the number of rights outstanding.

All LTI Plan rights are based on target performance. The actual number of shares that vest may be higher or lower than this amount.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

30. EMPLOYEE BENEFITS – *continued*

Executive option plan (EOP)

The EOP provides to eligible employees an opportunity to acquire an ownership interest in the Company.

Under the EOP, eligible employees were offered options to acquire shares in the Company at a specified price. Such options will be exercisable on a specified date, at the greater of the market value of shares at date of grant or 20c.

Unexercised options lapse no later than five years after the date of grant.

In the absence of special circumstances, each issue of options under the EOP must be held for at least 24 months before they can be considered for exercise. Then they can only be exercised if the Company's performance is equal to or greater than the performance hurdles described below:

- over the three-month period preceeding the date of exercise of the options, the median DJL Accumulation Index is equal to, or greater than, the median Mid-Cap 50 Industrials Accumulation Index; and
- at the date of exercise, the closing price of fully paid ordinary shares in the capital of the Company on the ASX is 15% or greater above the market value of the Company's shares at the date of grant.

The DJL Accumulation Index measures the performance of the Company's shares on the basis of realised returns to shareholders of the Company in the form of share price growth, dividends paid and reinvested.

The Mid-Cap 50 Industrials Accumulation Index measures the performance of shares of companies included in this index on the basis of returns to shareholders of those companies in the form of share price growth, dividends paid and reinvested.

All options expire on the earlier of their expiry date or:

- six months after the occurrence of a special circumstance;
- the date of termination of employment of the eligible employee (other than due to the occurrence of a special circumstance, which includes retirement, redundancy, death or permanent disability of the eligible employee, or other such circumstances that the Board may determine to be a special circumstance).

An independent valuation of each tranche of options at their respective grant dates has been performed by PricewaterhouseCoopers (PwC).

In undertaking the valuation of the options, PwC have used the binomial option pricing model which takes into account factors such as the Company's closing share price at the date of grant, volatility of the underlying share price, risk free rate of return, dividend yield and time to maturity.

The value determined by PwC represents the indicative fair market value of each option at grant date on a non marketable controlling basis.

No further options are intended to be granted under the EOP as this plan has been replaced by the LTI Plan.

The following table shows the movements in executive options for the current and prior financial years:

Grant date	Expiry date	Exercise price	Balance at start of the year Number	Issued during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number
Consolidated and David Jones Limited – 2006							
16 January 2001	16 January 2006	$1.3280	275,000	–	275,000	–	–
Consolidated and David Jones Limited – 2005							
16 December 1999	16 December 2004	$1.4047	2,145,000	–	2,145,000	–	–
16 January 2001	16 January 2006	$1.3280	2,070,000	–	1,795,000	–	275,000
			4,215,000	–	3,940,000	–	275,000

30. EMPLOYEE BENEFITS – continued

Options exercised during the financial year and number of shares issued to employees on the exercise of options

		CONSOLIDATED		DAVID JONES LIMITED	
Exercise date	Fair value of shares at issue date	2006 Number	2005 Number	2006 Number	2005 Number
28 September 2004	$1.963	–	2,210,000	–	2,210,000
29 September 2004	$1.922	–	490,000	–	490,000
05 October 2004	$1.937	–	75,000	–	75,000
07 October 2004	$1.981	–	340,000	–	340,000
12 October 2004	$1.922	–	310,000	–	310,000
27 October 2004	$1.988	–	80,000	–	80,000
02 November 2004	$1.944	–	40,000	–	40,000
08 November 2004	$1.997	–	80,000	–	80,000
10 November 2004	$2.052	–	40,000	–	40,000
11 November 2004	$2.138	–	80,000	–	80,000
12 November 2004	$2.142	–	75,000	–	75,000
17 November 2004	$2.181	–	40,000	–	40,000
23 November 2004	$2.132	–	40,000	–	40,000
22 July 2005	$2.120	–	40,000	–	40,000
30 September 2005	$2.533	40,000	–	40,000	–
14 October 2005	$2.213	115,000	–	115,000	–
15 December 2005	$2.419	40,000	–	40,000	–
19 December 2005	$2.359	40,000	–	40,000	–
22 December 2005	$2.327	40,000	–	40,000	–
Options exercised during the year		275,000	3,940,000	275,000	3,940,000
Options outstanding at the reporting date		–	275,000	–	275,000

	CONSOLIDATED		DAVID JONES LIMITED	
	2006 $000	2005 $000	2006 $000	2005 $000
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	365	5,397	365	5,397
Fair value of shares issued to employees on the exercise of options as at their issue date	640	7,762	640	7,762

The fair value of shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the ASX on the day prior to the exercise of the options.

The Employee share plan (ESP)

The ESP provides employees with an interest-free loan to enable the purchase of ordinary shares in the Company. Shares under the ESP were acquired by a trustee on behalf of the employee. Dividends and other distributions on the shares are applied to repay the outstanding loan balance. The shares vest with the employee after three years. Each shareholder loan is limited in recourse to the proceeds on sale of the shares acquired.

The ESP is divided into a General and Executive division.

General division

This division was open to all full-time and permanent part-time employees with more than 12 months continuous service and casual employees whose service was deemed by the Company to be more than five years' continuous service. The Company had discretion to offer shares to particular employees with lesser periods of service. In 1995 each eligible employee received between 500 and 5,000 shares, depending upon their position within the Company.

30. EMPLOYEE BENEFITS – continued

A total of 2,571,500 shares ($5,143,000) were issued under the initial offer to employees under this division of the ESP on 27 November 1995. Since that date, 2,104,000 shares (2005: 2,020,000) have been either forfeited by employees and sold by the trustee or the shares have been transferred to the employees on repayment of the loan, leaving a balance of 467,500 shares (2005: 551,500) allocated to employees at balance date. No shares have been issued under the general division since the initial offer.

During the financial year, the trustee sold 84,000 shares (2005: 80,500 shares) and 14,500 shares (2005: 27,000) were transferred to employees on repayment of loans of $16,984 (2005: $34,523).

The market value at balance date of each ordinary share in the Company issued to employees was $3.00 (2005: $2.08).

Executive division

No shares under the Executive Division remain on issue to executives as they have all been forfeited by executives and sold by the trustee.

EESP

The EESP provides eligible employees the opportunity to acquire an ownership interest in the Company. The EESP is designed to attract a tax concession provided under Australian income tax legislation to encourage share incentive plans.

Eligible employees may be offered up to $1,000 worth of the Company's ordinary shares each year, provided specific financial and qualitative corporate objectives are met to the satisfaction of the Board. No shares were issued to eligible employees during the period and no shares were purchased by the trustee on behalf of participants under the Plan.

Shares acquired under the offer must remain in the EESP until the earlier of three years after allocation, or termination of employment of the participant.

The EESP trustee will use funds it receives from the Company to either subscribe to a new issue of shares in the Company on behalf of the participating employees or purchase shares on the ASX on behalf of the participating employees. These shares will be registered in the name of the plan trustee on behalf of the EESP participants.

No voting rights will be exercised in relation to the shares held in the EESP unless instructions are received from a participating employee to vote in respect of his or her shares.

Non-Executive Directors of the Company are not eligible to participate in the EESP.

DESP

The DESP enables Directors, senior executives, management and other employees invited by the Board to participate in the DESP to acquire ordinary shares in the Company.

The DESP is a voluntary plan to provide greater choice for eligible employees in the way they receive their remuneration.

The DESP is designed to access the available taxation deferral concession legislated by the Federal Government to encourage employees to become shareholders in employer companies.

The plan trustee will acquire shares in the Company in the ordinary course of trading on the ASX on behalf of DESP participants, using funds allocated by the Company from its remuneration budget.

There is no additional cost to the Company as a result of the operation of the DESP (other than administrative and establishment costs) as the cost of the shares is funded from base pay and incentives payable within the Company's approved annual remuneration budget.

No voting rights will be exercised in relation to the shares held in the plans unless instructions are received from a participating employee to vote in respect of his or her shares.

Under the rules of the DESP, the Board may impose performance, vesting and any other conditions before shares can be withdrawn from the DESP by a participant.

When a participating employee's employment ends, he or she will receive the Company's shares held on his or her behalf except for:

- where relevant requirements have been imposed, these requirements have not been met; or
- where an employee has been dismissed as a result of that employee's fraud or wrongful conduct, in which case the Board has the discretion to require forfeiture of any shares under the DESP.

The trustee purchased 44,903 (2005: 55,998) shares on behalf of participants under the DESP during the year.

	Note	Class of share	Interest held 2006 %	2005 %
31. CONSOLIDATED ENTITIES				
Parent entity:				
David Jones Limited				
Subsidiaries:				
Aherns Holdings Pty Ltd (investor)		Ordinary	100	100
Ahern's (Suburban) Pty Ltd (retailer)	(i)	Ordinary	100	100
Akitin Pty Limited (investor)		Ordinary	100	100
Helland Close Pty Limited (liquor licence holder)		Ordinary	100	100
299–307 Bourke Street Pty Limited (property owner)	(ii)	Ordinary	100	100
David Jones Credit Pty Limited (investor)		Ordinary	100	100
John Martin Retailers Pty Limited (non-operating)		Ordinary	100	100
David Jones Financial Services Limited (financial services)		Ordinary	100	100
David Jones Insurance Agency Pty Limited (financial services)		Ordinary	100	100
David Jones Finance Pty Limited (finance company)		Ordinary	100	100
David Jones (Adelaide) Pty Limited (investor)	(iii)	Ordinary	100	100
Buckley & Nunn Pty Limited (investor)		Ordinary	100	100
David Jones Properties (South Australia) Pty Limited (investor)		Ordinary	100	100
David Jones Properties (Victoria) Pty Limited (property owner)		Ordinary	100	100
David Jones Properties (Queensland) Pty Limited (property owner)		Ordinary	100	100
Speertill Pty Limited (liquor licence holder)		Ordinary	100	100
David Jones Properties Pty Limited (property owner)		Ordinary	100	100
David Jones Employee Share Plan Pty Limited (corporate trustee)		Ordinary	100	100
David Jones Share Plans Pty Limited (corporate trustee)		Ordinary	100	100

Notes:

(i) Issued capital is owned by Aherns Holdings Pty Ltd.

(ii) Issued capital is owned by David Jones Finance Pty Limited.

(iii) Issued capital of the entity is owned 50% by David Jones Limited and 50% by David Jones Properties (South Australia) Pty Limited.

All controlled entities are incorporated in Australia and carry on business in their country of incorporation.

David Jones Limited is the ultimate parent entity.

32. RELATED PARTY DISCLOSURES

(a) Transactions between Directors and the Company

(i) From time to time Directors may purchase goods from the Company. These purchases are on the same terms and conditions as those entered into by senior management.

(ii) Details of indemnification and insurance of Directors and Officers are disclosed in the Directors' Report.

(b) Interest in controlled entities

Information relating to controlled entities is set out in notes 3, 6, 12, 14, 16, 25, 27, 28 and 31.

(c) Superannuation plans

Information relating to superannuation plans is set out in note 30.

(d) Other related party transactions

(i) Interest on borrowings between entities is charged at commercial rates (refer note 3).

(ii) Rent on properties owned by the Consolidated Entity is paid by the relevant operating retail company at commercial rates. Rentals for the 52 weeks ended 29 July 2006 amounted to $nil (2005: $2,719,871).

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

	Note	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000	DAVID JONES LIMITED 2006 $000	DAVID JONES LIMITED 2005 $000
33. NOTES TO THE CASH FLOW STATEMENT					
(a) Financing facilities					
Access to the following lines of credit was available at balance date:					
Total facilities	(i)				
Overdraft and trade finance facility	(ii)	**27,500**	27,500	**27,500**	27,500
Working capital facility	(iii)	**50,000**	50,000	**–**	–
Bank guarantees	(iv)	**926**	758	**926**	758
		78,426	78,258	**28,426**	28,258
Used at balance date					
Overdraft and trade finance facility		**2,224**	540	**2,224**	540
Working capital facility		**–**	–	**–**	–
Bank guarantees		**926**	758	**926**	758
		3,150	1,298	**3,150**	1,298
Unused at balance date					
Overdraft and trade finance facility		**25,276**	26,960	**25,276**	26,960
Working capital facility		**50,000**	50,000	**–**	–
Bank guarantees		**–**	–	**–**	–
		75,276	76,960	**25,276**	26,960

Notes:

(i) All facilities are denominated in Australian dollars, unsecured and subject to borrowing covenants which have been met.

(ii) The overdraft and trade finance facility are subject to annual review in February each year.

(iii) The working capital facility is available for the period 15 October 2006 to 15 December 2006 to meet peak seasonal working capital requirements.

(iv) The bank guarantee facility is available until November 2006.

33. NOTES TO THE CASH FLOW STATEMENT – continued

	CONSOLIDATED		DAVID JONES LIMITED	
	2006	2005	2006	2005
	$000	$000	$000	$000
(b) Reconciliation of profit after income tax to the net cash flows from operations				
Profit after income tax	81,120	67,973	45,867	36,992
Adjusted for non-cash adjustments on adoption of AASB 132 and AASB 139:				
– Increase/(Decrease) in current Financial Assets	46,492	–	46,492	–
– Increase/(Decrease) in non-current Financial Assets	1,773	–	1,773	–
– (Increase)/Decrease in Interest Bearing Liabilities – current	(52,790)	–	(52,790)	–
– (Increase)/Decrease in current Financial Liabilities	(54,049)	–	(54,049)	–
– (Increase)/Decrease in tax items	1,855	–	1,855	–
Adjusted for other non-cash items and transfers:				
– Depreciation and amortisation expense	28,949	32,900	28,912	32,576
– Net loss on disposal of assets	571	669	571	669
– Share-based payment expense	7,293	5,439	7,293	5,439
– Hedge Reserves	(450)	–	(450)	–
– Interest Classified as Financing Activity	4,165	–	4,165	–
– Conversion of RPS to ordinary shares	11,940	–	11,940	–
Changes in assets and liabilities:				
– (Increase)/Decrease in receivables	5,876	(6,770)	2,530	(7,708)
– (Increase)/Decrease in inventories	(993)	18,743	(993)	18,743
– (Increase)/Decrease in Financial Assets – current	(23,733)	–	(23,733)	–
– (Increase)/Decrease in Financial Assets – non-current	(728)	–	(728)	–
– (Increase)/Decrease in other assets – current	(6,740)	2,133	(6,907)	1,876
– (Increase)/Decrease in other assets – non-current	3,934	617	3,933	450
– Increase/(Decrease) in payables	15,939	(26,820)	10,177	(3,304)
– Increase/(Decrease) in Interest Bearing Liabilities – current	23,261	13,970	41,294	–
– Increase/(Decrease) in Financial Liabilities – current	31,160	–	31,160	–
– Increase/(Decrease) in other liabilities – current	35,782	278	35,947	231
– Increase/(Decrease) in other liabilities – non-current	(29,563)	8,928	(29,662)	8,830
– Increase/(Decrease) in provisions – current	3,576	8,288	3,576	8,326
– Increase/(Decrease) in provisions – non-current	(1,037)	(6,366)	(1,037)	(6,366)
– Increase/(Decrease) in tax items	(11,865)	(6,941)	(11,398)	(6,941)
Net cash *from* operating activities	121,738	113,041	95,738	89,813

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

34. FINANCIAL INSTRUMENTS DISCLOSURE

(a) *Financial Risk Management Objectives and Policies*

The Consolidated Entity's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, RPS, and cash and short-term deposits.

The main purpose of these instruments is to raise finance for the Consolidated Entity's operations. The Consolidated Entity has various other financial assets and liabilities such as trade receivables and payables that arise directly from its operations. The Consolidated Entity also enters into derivative transactions, including principally interest rate swaps and forward rate agreements on foreign currency contracts. The purpose is to manage the interest rate and currency risks arising from the Consolidated Entity's operations and its sources of finance. It is, and has been throughout the financial year under review, the Consolidated Entity's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 (n) and (o) to the financial statements.

Policies for managing each of the four forms of risks described are outlined below.

(i) Cash flow and fair value interest rate risk

The Consolidated Entity's exposure to the risk of changes in market interest rates relates primarily to the Consolidated Entity's long term obligations under the sale and leaseback arrangement, and the securitisation of store card receivables.

The Entity's policy is to manage its interest cost using a mix of fixed and variable rate debt. At balance date the fixed rates varied from 5.59% to 6.10% (2005: 4.73% to 4.74%) and the floating rates were at bank bill rates plus the Consolidated Entity's credit margin.

(ii) Foreign currency risk

The Consolidated Entity enters into forward foreign exchange contracts to hedge certain purchase commitments denominated in foreign currencies. The terms of these derivatives and commitments are less than one year.

The forward currency contracts must be in the same currency as the hedged item.

It is the Consolidated Entity's policy not to enter into forward contracts until a firm commitment is in place, and to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

At 29 July 2006, the Consolidated Entity had hedged 100% of its foreign currency purchases for which firm commitments existed at the balance sheet date.

(iii) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Store card receivables are sold to an unrelated facility provider. The credit risk is limited to the over-collateralisation amount retained by the provider (refer note 18 and note 36(h)).

Credit risk on derivative contracts not in the statement of financial position is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

Swap and foreign exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large banks.

(iv) Liquidity Risk

The Consolidated Entity's objectives in relation to liquidity risk are to:

- ensure the availability of sufficient funds for short and long term commitments;
- diversify the sources of funds;
- spread the maturity dates of the different sources of funds; and
- refinance existing finance facilities at least three months ahead of maturity dates

The Consolidated Entity's policy is to maintain a minimum liquidity reserve of $40 million. The balance of the liquidity reserve at 29 July 2006 was $163.0 million (30 July 2005: $139.0 million).

34. FINANCIAL INSTRUMENTS DISCLOSURE – continued

(b) Fair values

The carrying amounts of bank term deposits, prepayments, receivables, payables, borrowings and dividends payable approximate net fair value. These monetary financial assets and financial liabilities are included in assets and liabilities in the statement of financial position.

The loan to employees under the Employee Share Plan of $520,817 (2005: $671,065) is secured against the value of the Company's shares. At balance date the market value of the underlying shares was $1,402,500, equivalent to $3.00 per share (2005: $1,147,120, equivalent to $2.08 per share).

	CARRYING AMOUNTS		FAIR VALUES	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Financial Assets				
Cash	**173,230**	147,245	**173,230**	147,245
Receivables	**400,791**	406,668	**400,791**	406,668
Other Assets	**12,317**	9,511	**12,317**	9,511
Interest rate swap – fair value	**24,461**	–	**24,461**	–
Financial Liabilities				
Payables	**237,475**	220,773	**237,475**	220,773
Interest bearing liabilities:				
– Securitisation	**347,143**	366,030	**347,143**	366,030
– Short-term borrowing	**1,284**	–	**1,284**	–
– RPS	**42,148**	–	**42,148**	–
Interest rate swap – fair value	**31,160**	–	**31,160**	–

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

34. FINANCIAL INSTRUMENTS DISCLOSURE – continued

(c) Interest rate exposures

The Consolidated Entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

	Floating Interest Maturing In		Fixed Interest Maturing In				
	1 Year or Less	Over 1 Year to 5 Years	1 Year or Less	Over 1 Year to 5 Years	Non Interest Bearing	Total	Average Interest Rate
2006							
FINANCIAL ASSETS							
Cash assets	163,000	–	–	–	10,230	173,230	5.72
Receivables	–	–	392,883	–	7,908	400,791	14.4
Other – prepayments	–	–	–	–	12,317	12,317	–
Interest rate swaps:							
– Sale and leaseback	23,578	–	–	–	–	23,578	8.40
– Receivables	–	728	–	–	–	728	6.01
	186,578	728	392,883	–	30,455	610,644	
FINANCIAL LIABILITIES							
Creditors payables	–	–	1,692	–	236,053	237,745	8.10
Securitisation	–	–	347,143	–	–	347,143	5.44
RPS	–	–	42,148	–	–	42,148	8.10
Interest rate swaps:		–					
– Sale and leaseback	30,907	–	–	–	–	30,907	8.61
– RPS	11	–	–	–	–	11	8.10
	30,918	–	390,983	–	236,053	657,954	
2005							
FINANCIAL ASSETS							
Cash assets	137,000	–	–	–	10,245	147,245	5.56
Receivables	–	–	394,233	–	12,435	406,668	14.6
Other – prepayments	–	–	–	–	9,510	9,510	–
	137,000	–	394,233	–	32,190	563,423	
FINANCIAL LIABILITIES							
Creditors payables	–	–	2,173	–	218,600	220,773	8.10
Securitisation	–	–	366,030	–	–	366,030	5.30
	–	–	368,203	–	218,600	586,803	

34. FINANCIAL INSTRUMENTS DISCLOSURE – continued

(d) Foreign exchange risks

The following table sets out the gross value to be paid under foreign currency contracts and the weighted average contracted exchange rates of contracts outstanding at balance date. All contracts expire within one year.

	EXCHANGE RATE		A$000	
	2006	2005	2006	2005
Buy United States Dollars	**0.7477**	0.7679	5,095	5,633
Buy English STG	**0.4114**	0.4141	1,749	1,466
Buy Hong Kong Dollars	**4.4506**	5.9580	56	226
Buy Euro	**0.5939**	0.5959	14,347	16,009
			21,247	23,334

As these contracts are hedging firm purchase commitments, any unrealised gains and losses on the contracts, together with the cost of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs. The marked to market loss on the contracts at the *reporting* date was $86,983 (2005: $494,811 loss).

Refer note 37 for detail regarding the impact on the balance sheet arising on adoption of AASB 132 and 139 at 31 July 2005.

35. EVENTS SUBSEQUENT TO REPORTING DATE

Dividends

Dividends declared after 29 July 2006 are disclosed in note 7.

RPS

Holder conversion notices received after 29 July 2006 for the conversion of RPS into ordinary shares are disclosed in note 23.

New Department Stores

As announced to the ASX on 20 July 2006, the *Company* has entered into agreements with Westfield Management Limited to open department stores in Burwood New South Wales, Chermside Queensland and Doncaster Victoria. The stores are scheduled to open in April 2007, August 2007 and late 2008 respectively.

The Company has reinstated its Dividend Reinvestment Plan to fund the opening of the new stores, including a payment of $20 million in relation to Burwood, fitout costs and additional inventory.

Sale and leaseback arrangement

On 29 September 2006, the Consolidated Entity acquired certain properties following the execution of agreements to unwind previously existing sale and leaseback arrangements. Details of the unwind transaction, including its estimated financial effect, are disclosed in note 26.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

36. EXPLANATION OF TRANSITION TO AIFRS

As stated in note 1(a), this is the Consolidated Entity's first consolidated financial statements prepared in accordance with AIFRS.

The accounting policies in note 1 have been applied in preparing the financial statements for the 52 weeks ended 29 July 2006, the comparative information for the 52 weeks ended 30 July 2005, and in the preparation of an opening AIFRS balance sheet at 1 August 2004 (the Consolidated Entity's date of transition).

In preparing its opening AIFRS balance sheet at 1 August 2004, the Consolidated Entity has adjusted amounts reported previously in financial statements prepared in accordance with its former basis of accounting: previous AGAAP.

An explanation of how the transition from previous AGAAP to AIFRS has affected the Consolidated Entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

The application of the financial instruments standards were deferred until 31 July 2005 in accordance with the exemptions available in AASB1. The impacts on the adoption of these standards are disclosed at note 36.

Income statement

52 weeks ended 30 July 2005

		CONSOLIDATED			DAVID JONES LIMITED		
	Note	Previous AGAAP $000	AIFRS Adjustments $000	AIFRS $000	Previous AGAAP $000	AIFRS Adjustments $000	AIFRS $000
Revenue from sale of goods	(e) (f)	1,799,123	1,673	1,800,796	1,799,123	1,673	1,800,796
Cost of sales	(d)(e)(f)	(1,136,298)	26,151	(1,110,147)	(1,136,298)	26,151	(1,110,147)
Gross profit		662,825	27,824	690,649	662,825	27,824	690,649
Other revenues	(b)(d)(h)(j)	104,997	(26,480)	78,517	28,187	(19,721)	8,466
Employee benefits expense	(a)(b)	(302,162)	(5,699)	(307,861)	(302,122)	(5,699)	(307,821)
Lease and occupancy expenses	(b)(c)	(165,487)	(8,024)	(173,511)	(168,429)	(8,024)	(176,453)
Depreciation and amortisation expense	(b)(g)	(34,744)	1,844	(32,900)	(32,547)	(29)	(32,576)
Advertising, merchandising and visual expenses	(d)	(61,030)	(11,229)	(72,259)	(61,030)	(11,229)	(72,259)
Administration expenses		(29,626)	–	(29,626)	(30,445)	–	(30,445)
Net financing expenses	(h)	(2,165)	(19,469)	(21,634)	(823)	–	(823)
Carrying amount of assets sold	(b)	(28,684)	28,684	–	(2,601)	2,601	–
Other expenses	(b)(f)	(32,208)	(1,067)	(33,275)	(26,283)	(1,067)	(27,350)
Profit before tax		111,716	(13,616)	98,100	66,732	(15,344)	51,388
Income tax expense	(m)	(33,854)	3,727	(30,127)	(18,123)	3,727	(14,396)
Profit after tax		77,862	(9,889)	67,973	48,609	(11,617)	36,992

36. EXPLANATION OF TRANSITION TO AIFRS – continued

Balance sheet

At 1 August 2004

	Note	CONSOLIDATED Previous AGAAP $000	CONSOLIDATED AIFRS Adjustments $000	CONSOLIDATED AIFRS $000	DAVID JONES LIMITED Previous AGAAP $000	DAVID JONES LIMITED AIFRS Adjustments $000	DAVID JONES LIMITED AIFRS $000
CURRENT ASSETS							
Cash and cash equivalents		97,844	–	97,844	8,844	–	8,844
Receivables	(h)(i)	48,708	351,190	399,898	12,889	(870)	12,019
Inventories	(d)	306,190	(14,713)	291,477	306,190	(14,713)	291,477
Land and buildings held for sale		26,152	–	26,152	–	–	–
Other assets		7,186	–	7,186	6,762	–	6,762
Total current assets		486,080	336,477	822,557	334,685	(15,583)	319,012
NON-CURRENTS ASSETS							
Plant and equipment	(b)	229,577	(7,876)	221,701	229,442	(7,771)	221,671
Intangibles	(b)	10,305	7,700	18,005	–	7,595	7,595
Deferred tax assets	(m)	39,720	(39,720)	–	39,720	(39,720)	–
Other assets		5,075	–	5,075	4,907	–	4,907
Financial assets		–	–	–	105,243	–	105,243
Total non-current assets		284,677	(39,896)	244,781	379,312	(39,896)	339,416
Total assets		770,757	296,581	1,067,338	713,997	(55,479)	658,518
CURRENT LIABILITIES							
Payables	(k)(n)	246,353	2,792	249,145	184,974	17	184,991
Interest bearing liabilities	(h)	1,697	352,060	353,757	1,697	–	1,697
Current tax liabilities		25,198	–	25,198	25,198	–	25,198
Provisions	(e)(k)	22,462	10,573	33,035	22,424	10,573	32,997
Other liabilities	(c)(j)	–	1,080	1,080	–	158	158
Total current liabilities		295,710	366,505	662,215	234,293	10,748	245,041
NON-CURRENT LIABILITIES							
Deferred tax liabilities	(m)(n)	250	1,661	1,911	250	4,436	4,686
Provisions	(b)(k)	20,707	(5,256)	15,451	20,707	(5,256)	15,451
Other liabilities	(c)(j)(k)	6,150	30,728	36,878	6,150	30,591	36,741
Total non-current liabilities		27,107	27,133	54,240	27,107	29,771	56,878
Total liabilities		322,817	393,638	716,455	261,400	40,519	301,919
Net assets		447,940	(97,057)	350,883	452,597	(95,998)	356,599
EQUITY							
Share capital	(i)	395,365	(870)	394,495	395,365	(870)	394,495
Reserves	(a)	–	4,354	4,354	–	4,354	4,354
Accumulated (losses)	(o)	52,575	(100,541)	(47,966)	57,232	(99,482)	(42,250)
Total equity		447,940	(97,057)	350,883	452,597	(95,998)	356,599

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

36. EXPLANATION OF TRANSITION TO AIFRS – continued

Balance sheet

At 30 July 2005

		CONSOLIDATED			DAVID JONES LIMITED		
	Note	Previous AGAAP $000	AIFRS Adjustments $000	AIFRS $000	Previous AGAAP $000	AIFRS Adjustments $000	AIFRS $000
CURRENT ASSETS							
Cash and cash equivalents		147,245	–	147,245	10,245	–	10,245
Receivables	(h)(i)	52,736	353,932	406,668	20,398	(671)	19,727
Inventories	(d)	289,198	(16,464)	272,734	289,198	(16,464)	272,734
Prepayments		5,053	–	5,053	4,886	–	4,886
Total current assets		494,232	337,468	831,700	324,727	(17,135)	307,592
NON-CURRENTS ASSETS							
Financial assets		12	–	12	105,255	–	105,255
Plant and equipment	(b)	233,084	(7,994)	225,090	232,993	(7,928)	225,065
Intangibles	(g)(b)	8,432	9,402	17,834	–	7,463	7,463
Deferred tax assets	(m)(n)	39,117	(37,654)	1,463	39,117	(39,117)	–
Other assets		4,458	–	4,458	4,457	–	4,457
Total non-current assets		285,103	(36,246)	248,857	381,822	(39,582)	342,240
Total assets		779,335	301,222	1,080,557	706,549	(56,717)	649,832
CURRENT LIABILITIES							
Payables	(h)(k)(n)	230,337	(9,564)	220,773	182,147	(848)	181,299
Interest bearing liabilities	(h)	–	366,030	366,030	–	–	–
Current tax liabilities		21,631	–	21,631	21,631	–	21,631
Provisions	(e)(k)	23,872	17,451	41,323	23,872	17,451	41,323
Other liabilities	(c)(j)	–	1,358	1,358	–	389	389
Total current liabilities		275,840	375,275	651,115	227,650	16,992	244,642
NON-CURRENT LIABILITIES							
Deferred tax liabilities	(n)	–	–	–	–	1,248	1,248
Provisions	(b)(k)	21,196	(12,111)	9,085	21,196	(12,111)	9,085
Other liabilities	(c)(j)(k)	6,440	39,366	45,806	6,440	39,131	45,571
Total non-current liabilities		27,636	27,255	54,891	27,636	28,268	55,904
Total liabilities		303,476	402,530	706,006	255,286	45,260	300,546
Net assets		475,859	(101,308)	374,551	451,263	(101,977)	349,286
EQUITY							
Share capital	(i)	400,762	(671)	400,091	400,762	(671)	400,091
Reserves	(a)	–	9,793	9,793	–	9,793	9,793
Accumulated (losses)	(o)	75,097	(110,430)	(35,333)	50,501	(111,099)	(60,598)
Total equity		475,859	(101,308)	374,551	451,263	(101,977)	349,286

36. EXPLANATION OF TRANSITION TO AIFRS – continued

Implications for the cash flow statement for the year ended 30 July 2005

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

Cash flows relating to interest income and net financing expenses have been classified in accordance with the accounting policy in note 1(d) and 1(e).

Notes to the reconciliations

The taxation effect of the following AIFRS adjustments are disclosed at note (m) below.

(a) Share-based payments

AIFRS requires the Consolidated Entity to recognise an expense for rights issued to employees under the LTI Plan after 7 November 2002 but that had not vested by 1 January 2005.

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been a decrease in retained earnings of $4.354 million (Company: $4.354 million) and a corresponding increase in the share plan reserve.

(ii) At 30 July 2005
For the Consolidated Entity there has been a decrease in retained earnings of $9.793 million (Company: $9.793 million), and a corresponding increase in the share plan reserve.

(iii) For the 52 weeks ended 30 July 2005
For the Consolidated Entity there has been an increase in employee benefits expense of $5.439 million (Company: $5.439 million).

(b) Plant and equipment

Research activities

AIFRS requires all expenditure on research activities to be recognised as an expense as incurred. Under previous AGAAP research expenditure was capitalised if it was expected, beyond reasonable doubt, to be recoverable.

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been a decrease in retained earnings of $0.280 million (Company: $0.280 million) and a decrease in plant and equipment of $0.280 million (Company: $0.280 million).

(ii) At 30 July 2005
For the Consolidated Entity there has been a decrease in retained earnings of $0.540 million (Company: $0.540 million) and a decrease in plant and equipment of $0.540 million (Company: $0.540 million).

(iii) For the 52 weeks ended 30 July 2005
For the Consolidated Entity there has been an increase in employee benefit expenses of $0.260 million (Company: $0.260 million).

Restoration costs

The Consolidated Entity has entered into operating leases for premises that require the premises to be returned to the lessor in their original condition. AIFRS requires a provision for restoration costs to be recognised over the term of the lease, measured at the expected cost of the restoration at each reporting date.

The cost of such rectification work was not recognised as an expense under previous AGAAP until it was probable the expenditure would be incurred.

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been a decrease in retained earnings of $2.570 million (Company: $2.570 million), an increase in plant and equipment (net of depreciation charges) of $0.104 million (Company: $0.104 million) and an increase in non-current provisions of $2.674 million (Company: $2.674 million).

(ii) At 30 July 2005
For the Consolidated Entity there has been a decrease in retained earnings of $2.781 million (Company: $2.781 million), an increase in plant and equipment (net of depreciation charges) of $0.075 million (Company: $0.075 million) and an increase in non-current provisions of $2.856 million (Company: $2.856 million).

(iii) For the 52 weeks ended 30 July 2005
For the Consolidated Entity there has been an increase in depreciation expense $0.029 million (Company: $0.029 million) and an increase in lease and occupancy expenses of $0.182 million (Company: $0.182 million).

Classification of gain/(loss) on sale of plant and equipment

AIFRS requires gains or losses on sale of plant and equipment to be disclosed on a net basis in the income statement. Under previous AGAAP proceeds on sale of plant and equipment were disclosed as other revenue and the carrying value of assets sold were disclosed as an expense.

The effect of this is:

(i) At 1 August 2004 and 30 July 2005
There is no impact on the Consolidated Entity (Company: nil)

(iii) For the 52 weeks ended 30 July 2005
For the Consolidated Entity there has been a decrease in other revenue of $28.015 million (Company: $1.932 million), carrying amount of assets sold has been decreased by $28.684 million (Company: $2.601 million) and other expenses has increased by $0.669 million (Company: $0.669 million).

Software

AIFRS requires the Consolidated Entity to recognise computer software that is not an integral part of computer hardware or is not integral to a piece of machinery to be classified as an intangible asset. Under previous AGAAP, software was disclosed as plant & equipment.

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been a decrease in plant and equipment of $7.7 million (Company: $7.595 million) and a corresponding increase in intangibles.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

36. EXPLANATION OF TRANSITION TO AIFRS – continued

(ii) At 30 July 2005
For the Consolidated Entity there has been a decrease in plant and equipment of $7.402 million (Company: $7.463 million), and a corresponding increase in intangibles.

(iii) For the 52 weeks ended 30 July 2005
There has been no profit or loss impact on the Consolidated Entity (Company: nil).

(c) Operating lease payments

AIFRS requires payments made under operating leases to be recognised in the income statement on a straight-line basis over the term of the lease where the lease agreement incorporates a predetermined fixed rate increase.

Operating lease payments were recognised as an expense as incurred under previous AGAAP.

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been a decrease in retained earnings of $33.541 million (Company: $33.541 million), an increase in other non-current liabilities of $33.383 million (Company: $33.383 million) and an increase in other current liabilities of $0.158 million (Company: $0.158 million).

(ii) At 30 July 2005
For the Consolidated Entity there has been a decrease in retained earnings of $41.383 million (Company: $41.383 million) and an increase in other non-current liabilities of $40.995 million (Company: $40.995 million) and an increase in other current liabilities of $0.388 million (Company: $0.388 million).

(iii) For the 52 weeks ended 30 July 2005
For the Consolidated Entity there has been an increase in lease and occupancy expenses of $7.842 million (Company: $7.842 million).

(d) Inventory

AIFRS require settlement discounts and rebates (including supplier funded markdowns) received from vendors to be recognised as a reduction of cost of sales (or inventory) unless the rebate represents a reimbursement of a specific, incremental, identifiable cost incurred by the entity in selling the vendors products. Such a rebate is recognised as a reduction of that cost. If the amount of the rebate credited or paid by the supplier exceeds the cost being reimbursed, AIFRS requires that the excess shall be deducted in determining the cost of inventories.

Under previous AGAAP, volume related supplier rebates were recognised as a reduction to the cost of inventory and recorded as a reduction in cost of sales when the inventory was sold. In addition, under previous AGAAP, promotion and advertising subsidies were offset against advertising, merchandising and visual expenses, and settlement discounts were recognised as income in the same period as the relevant purchase.

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been a decrease in retained earnings of $14.713 million (Company: $14.713 million), and a decrease in inventory of $14.713 million (Company: $14.713 million).

(ii) At 30 July 2005
For the Consolidated Entity there has been a decrease in retained earnings of $16.464 million (Company: $16.464 million), and a decrease in inventory of $16.464 million (Company: $16.464 million).

(iii) For the 52 weeks ended 30 July 2005
For the Consolidated Entity there has been a decrease in the cost of sales of $27.267 million (Company: $27.267 million), a decrease in other revenue of $17.789 million (Company: $17.789 million), and an increase in advertising, merchandising and visual expenses of $11.229 million (Company: $11.229 million).

(e) Provision for sales returns

AIFRS requires a provision for sales returns to be recognised based on the best estimate of the cost of sales returns. Sales returns were recognised as incurred under previous AGAAP.

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been a decrease in retained earnings of $2.643 million (Company: $2.643 million) and an increase in current provisions of $2.643 million (Company: $2.643 million).

(ii) At 30 July 2005
For the Consolidated Entity there has been a decrease in retained earnings of $2.484 million (Company: $2.484 million) an increase in current provisions of $2.484 million (Company: $2.484 million).

(iii) For the 52 weeks ended 30 July 2005.
For the Consolidated Entity there has been an increase in sales of $0.459 million (Company: $0.459 million), and an increase in cost of sales of $0.299 million (Company: $0.299 million).

(f) Provision for lay bys

Customers of the Consolidated Entity have the option of purchasing goods via lay-by.

The Consolidated Entity, under previous AGAAP, has adjusted the unearned revenue on lay-by sales to other expenses. Under AIFRS, the unearned revenue will be adjusted against sales revenue and cost of sales. This adjustment will affect the disclosure of revenue and expenses in the income statement but will not have a profit or loss impact.

The effect of this is:

(i) At 1 August 2004, 29 January 2005 and 30 July 2005
There is no impact on the Consolidated Entity.

(ii) For the 52 weeks ended 30 July 2005
For the Consolidated Entity there has been an increase in revenue from sale of goods of $1.214 million (Company: $1.214 million), an increase in cost of sales of $0.816 million (Company: $0.816 million) and an increase in other expenses of $0.398 million (Company: $0.398 million).

(g) Goodwill amortisation

AIFRS does not allow for the amortisation of goodwill. The Consolidated Entity was amortising goodwill on a straight-line basis over a period not exceeding 20 years under previous AGAAP.

The Consolidated Entity has elected not to retrospectively apply AASB3 *Business combinations* prior to 31 July 2004. As a result goodwill amortisation recognised prior to 31 July 2004 has not been reversed.

36. EXPLANATION OF TRANSITION TO AIFRS – continued

The effect of this is:

(i) At 1 August 2004
There is no impact on the Consolidated Entity.

(ii) At 30 July 2005
For the Consolidated Entity there has been an increase in retained earnings of $1.873 million (Company: $nil), and an increase in goodwill of $1.873 million (Company: $nil).

(iii) For the 52 weeks ended 30 July 2005
For the Consolidated Entity there has been a decrease in amortisation expense of $1.873 million (Company: $nil).

(h) Store card receivables

Under AIFRS receivables in respect of the David Jones' store card that are sold to a special purpose entity must be consolidated. The securitisation of the David Jones store card receivables was treated as an off-balance sheet arrangement under previous AGAAP.

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been an increase in receivables of $352.060 million (Company: $nil million), and a corresponding increase in interest bearing liabilities.

(ii) At 30 July 2005
For the Consolidated Entity there has been an increase in receivables of $354.603 million (Company: $nil), a decrease in current payables of $11.427 million (Company: $nil) and an increase in interest bearing liabilities of $366.030 million (Company: $nil).

(iii) For the 52 weeks ended 30 July 2005
There has been no profit or loss impact on the Consolidated Entity (Company: nil).

Reclassification in the income statement

The Consolidated Entity has reclassified interest income and net financing expenses in accordance with the accounting policy in note 1(d) and 1(e).

(i) Employee share plan loan receivables

The Company operates an Employee Share Plan (ESP) where it provides interest free loans to selected employees to purchase shares in the Company. All shares acquired under the ESP are held by a wholly owned subsidiary of the Company as trustee of the share plan trust. Dividends paid by the Company are used to repay the loan (after payment of a portion of the dividends to the employee to cover any tax liability). The loans are limited recourse and if the employee elects not to repay the loan, the underlying shares are sold to recover the outstanding loan balances.

Under AIFRS the ESP must be consolidated as part of the Consolidated Entity. The ESP was not consolidated under previous AGAAP.

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been a decrease in receivables of $0.870 million (Company: $0.870 million) and a corresponding decrease in share capital.

(ii) At 30 July 2005
For the Consolidated Entity there has been a decrease in receivables of $0.671 million (Company: $0.671 million) and a corresponding decrease in share capital.

(iii) For the 52 weeks ended 30 July 2005
There has been no profit or loss impact on the Consolidated Entity (Company: nil).

(j) Financial service fees

AIFRS requires revenue from financial service fees relating to customer loans to be deferred and recognised over the expected life of the instrument on an effective interest rate basis (amortised over the term of the loan). The Consolidated Entity previously recognised establishment fee revenue under previous AGAAP when it was received.

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been a decrease in retained earnings of $1.059 million (Company: $nil) and a corresponding increase in other liabilities.

(ii) At 30 July 2005
For the Consolidated Entity there has been a decrease in retained earnings of $1.204 million (Company: $nil), and a corresponding increase in other liabilities.

(iii) For the 52 weeks ended 30 July 2005
For the Consolidated Entity there has been a decrease in other revenues of $0.145 million (Company: $nil).

(k) Reclassification of liabilities

The Consolidated Entity, under AGAAP, classified liabilities into current and non-current based on expectations on when the liability would be settled. AIFRS requires liabilities to be classified as current where the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

This change has impacted the classification of the provision for annual leave and long service leave and the liability for unredeemed gift vouchers.

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

36. EXPLANATION OF TRANSITION TO AIFRS – continued

The effect of this is:

(i) At 1 August 2004
For the Consolidated Entity there has been an increase in current payables of $2.792 *million* (Company: $2.792 million), a decrease in other non-current liabilities of $2.792 million (Company: $2.792 million), an increase in current provisions of $7.930 million (Company: $7.930 *million*) and a decrease in non-current provisions of $7.930 million (Company: $7.930 million).

(ii) At 30 July 2005
For the Consolidated Entity there has been an increase in current payables of $1.864 million (Company: $1.864 million), a decrease in other non-current liabilities of $1.864 million (Company: $1.864 million) an increase in current provisions of $14.967 million (Company: $14.967 million) and a decrease in non-current provisions of $14.967 million (Company: $14.967 million).

(iii) For the 52 weeks ended 30 July 2005
There is no impact on the Consolidated Entity.

(l) Recognition of a deferred tax liability on the sale and lease back transaction

AIFRS adopts a balance sheet approach for the calculation of deferred tax balances. A deferred tax balance arises where there is a difference between the amount recognised in the balance sheet for accounting purposes and the tax base.

As disclosed in note 26, the Consolidated Entity entered into a sale and leaseback arrangement in respect of certain properties by granting a 79 year lease to a third party.

This transaction gave rise to a deferred tax liability of $57.052 million at 1 August 2004 due to the difference in the carrying value for accounting purposes and the tax base.

(m) Deferred tax balances

The above changes increased/(decreased) the deferred tax balances (based on an income tax rate of 30%) as follows:

		CONSOLIDATED		DAVID JONES LIMITED	
	Note	30 July 2005 $000	1 August 2004 $000	30 July 2005 $000	1 August 2004 $000
Plant and equipment	(b)	(162)	(84)	(181)	(100)
Operating lease payments	(c)	(12,415)	(10,062)	(12,415)	(10,062)
Inventory	(d)	(4,939)	(4,414)	(4,939)	(4,414)
Provision for sales returns	(e)	(745)	(793)	(745)	(793)
Financial service fees	(j)	(361)	(318)	–	–
Sale and leaseback	(l)	56,276	57,052	56,276	57,052
Provision for bad debts	(n)	–	–	2,369	2,248
Sundry items	(n)	–	–	–	225
Net increase in deferred tax liabilities		37,654	41,381	40,365	44,156
Impact on tax expense/(benefit)		(3,727)	–	(3,727)	–

(n) Tax consolidation

Urgent Issues Group Interpretation 1052 Tax Consolidation Accounting requires deferred tax balances to be recognised by each subsidiary within the Consolidated Entity. This change does not impact the Consolidated Entity.

The effect of this on the Company is:

(i) At 1 August 2004
There has been an increase in deferred tax liabilities of $2.775 million and a corresponding decrease in payables.

(ii) At 30 July 2005
There has been a reduction in deferred tax assets of $1.463 million, an increase in deferred tax liabilities of $1.248 million, and a decrease in payables of $2.711 million.

(iii) For the 52 weeks ended 30 July 2005
There is no impact on the income statement.

36. EXPLANATION OF TRANSITION TO AIFRS – continued

(o) Retained profits/(accumulated losses)

The effect of the above adjustments on retained profits is as follows:

	Note	CONSOLIDATED 30 July 2005 $000	CONSOLIDATED 1 August 2004 $000	DAVID JONES LIMITED 30 July 2005 $000	DAVID JONES LIMITED 1 August 2004 $000
Share-based payments	(a)	(9,793)	(4,354)	(9,793)	(4,354)
Plant and equipment	(b)	(3,321)	(2,850)	(3,321)	(2,850)
Operating lease payments	(c)	(41,383)	(33,541)	(41,383)	(33,541)
Inventory	(d)	(16,464)	(14,713)	(16,464)	(14,713)
Provision for sales returns	(e)	(2,484)	(2,643)	(2,484)	(2,643)
Goodwill amortisation	(g)	1,873	–	–	–
Financial service fees	(j)	(1,204)	(1,059)	–	–
Deferred tax	(l)	(37,654)	(41,381)	(37,654)	(41,381)
Total adjustment		(110,430)	(100,541)	(111,099)	(99,482)

37. CHANGES IN ACCOUNTING POLICY

Application of AASB 132 and AASB 139 from 31 July 2005

In the current financial year the Consolidated Entity adopted for the first time AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. This change in accounting policy resulted from the election made in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The impact of this change in accounting policy on the balance sheet as at 31 July 2005 is set out below. The notes below describe the major components of these impacts. The transitional provisions will not have any effect in future reporting periods.

Balance sheet accounts impacted at 30 July 2005

	Notes	CONSOLIDATED Previous AGAAP DR/(CR) $000	CONSOLIDATED AIFRS Adjustments DR/(CR) $000	CONSOLIDATED AIFRS DR/(CR) $000	DAVID JONES LIMITED Previous AGAAP DR/(CR) $000	DAVID JONES LIMITED AIFRS Adjustments DR/(CR) $000	DAVID JONES LIMITED AIFRS DR/(CR) $000
Receivables (current)							
Hedge receivables	(i)(ii)(iii)	–	2,328	2,328	–	2,328	2,328
Financial assets (current)	(iv)	–	45,937	45,937	–	45,937	45,937
Deferred tax assets	(v)	39,117	1,855	40,972	39,117	1,855	40,972
Payables (current)							
Hedge payable	(ii)	–	(642)	(642)	–	(642)	(642)
Financial liabilities (current)							
RPS	(i)	–	(52,790)	(52,790)	–	(52,790)	(52,790)
Financial liabilities (non current)							
Fair value derivatives	(iv)	–	(53,407)	(53,407)	–	(53,407)	(53,407)
Share capital	(i)	(400,762)	49,827	(350,935)	(400,762)	49,827	(350,935)
Cash flow hedge reserve	(ii)(iii)(v)	–	(900)	(900)	–	(900)	(900)
Accumulated losses	(i)(iv)	(75,097)	7,792	(67,305)	(50,501)	7,792	(42,709)

Notes to the Financial Statements

For the 52 weeks ended 29 July 2006 and 52 weeks ended 30 July 2005
David Jones Limited and its controlled entities

37. CHANGES IN ACCOUNTING POLICY – continued

Notes to the reconciliation

(i) RPS

RPS were presented as equity under previous AGAAP as they are not considered a mandatory convertible instrument and there is no obligation to pay distributions. RPS is classified as a financial liability under AIFRS as there are circumstances under which the holder can demand conversion of the instruments. This resulted in the reclassification of $49.827 million (Company: $49.827 million) from share capital to financial liabilities.

The transaction costs incurred from the issue of the RPS totalling $4.272 million (Company: $4.272 million) were recognised directly in previous AGAAP as a reduction in the proceeds of the instrument. With the RPS classified as a financial liability under AIFRS those transaction costs are deferred, disclosed together with the related liability, and recognised on an effective yield basis (amortised over the period to the first reset date of 1 August 2007). This requires an adjustment at 31 July 2005 of $1.709 million (Company: $1.709 million) to recognise the capitalisation of the transaction costs and a reduction in retained earnings of $2.563 million (Company: $2.563 million) representing the portion of transaction costs that have effectively been amortised up to that date.

The Consolidated Entity has entered into a swap contract to convert the fixed coupon payments to RPS holders to a floating rate. At 31 July 2005 the fair value of the interest rate swap contract of $0.400 million (Company: $0.400 million) resulted in the recognition of a hedge receivable of $0.400 million (Company: $0.400 million) with an equal amount being credited to the interest bearing liabilities.

(ii) Foreign exchange contracts

AIFRS requires foreign exchange derivatives to be recognised at fair value on the balance sheet. Fair value represents the difference between the contracted forward rate and the period end forward rate and represents an unrealised discounted (at applicable current interest rates) gain or loss on the contract at a point in time. At 31 July 2005, the fair value of the forward exchange contracts was a net unrealised loss of $0.487 million (Company: $0.487 million) resulting in the recognition of cash flow hedge receivable of $0.155 million (Company: $0.155 million), a cash flow hedge payable of $0.642 million (Company: $0.642 million) and debit to the cash flow hedge reserve in equity of $0.487 million (Company: $0.487 million).

(iii) Interest rate swaps – cash flow hedges

The interest rate swaps used to hedge the Consolidated Entity's financial liabilities exposure are required to be recognised at fair value on the balance sheet under AIFRS. Fair value represents the present value (discounted at applicable current interest rates) at reporting date of the net future interest coupons associated with the swaps. At 31 July 2005, the fair value of interest rate swaps totalled $1.773 million (Company: $1.773 million) resulting in the recognition of a hedge receivable of $1.773 million (Company: $1.773 million) with an equal amount being credited to the cash flow hedge reserve in equity.

(iv) Interest rate swaps – sale and leaseback arrangement

The Consolidated Entity has entered into interest rate swaps relating to the sale and leaseback arrangement referred to in note 26.

Under AIFRS the swaps are recognised at fair value on the balance sheet. Fair value represents the aggregate of the present value (discounted at applicable current interest rates) at reporting date of the future interest rate coupons under the respective swaps.

At 31 July 2005, the net fair values of these swaps resulted in the recognition of a financial liability of $53.407 million (Company: $53.407 million), a financial asset of $45.937 million (Company: $45.937 million) and a net debit to retained earnings of $7.470 million (Company: $7.470 million).

(v) Tax effect

The tax effect of the above adjustments was to increase the net deferred tax asset at 31 July 2005 by $1.855 million (Company: $1.855 million) recognised as $2.241 million (Company: $2.241 million) to retained earnings and $0.386 million (Company: $0.386 million) to the cash flow hedge reserve.

Directors' Declaration

1. In the opinion of the Directors of David Jones Limited ("the Company"):

(a) the financial statements and notes set out on pages 52 to 114, are in accordance with the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of the Company and the Consolidated Entity as at 29 July 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

   (ii) complying with Australian Accounting Standards and the *Corporations Regulations 2001*; and

(b) the remuneration disclosures that are set out on pages 31 to 51 of the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures* and *Corporations Regulations 2001*; and

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 31 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee.

3. The Directors have been given the declaration by the Chief Executive Officer and Finance Director for the 52 weeks ended 29 July 2006 pursuant to section 295A of the *Corporations Act 2001*.

Signed in accordance with a resolution of the Directors:



Robert Savage
Chairman



Mark McInnes
Executive Director and Chief Executive Officer

Sydney, 9 October 2006

Auditor's Independence Declaration

To the Directors of David Jones Limited

In relation to our audit of the financial report of David Jones Limited for the financial year ended 29 July 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.





Ernst & Young

S J Ferguson
Partner

9 October 2006

Liability limited by a scheme approved under
Professional Standards Legislation.

Independent Audit Report

To the members of David Jones Limited

SCOPE

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for David Jones Limited (the company) and the consolidated entity, for the year ended 29 July 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of *Accounting* Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 31 to 51 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Liability limited by a scheme approved under
Professional Standards Legislation.

Independent Audit Report

To the members of David Jones Limited

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of David Jones Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of David Jones Limited and the consolidated entity at 29 July 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained on pages 31 to 51 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.





Ernst & Young

S J Ferguson
Partner

Sydney
9 October 2006

Liability limited by a scheme approved under Professional Standards Legislation.

Shareholder Information

As at 22 September 2006
David Jones Limited and its controlled entities

Current shareholder information is available on the Company's website which is updated regularly.

TOP 20 ORDINARY SHAREHOLDERS AND RPS SHAREHOLDERS

Shareholder	Ordinary	%	No.	RPS	%	No.
J P Morgan Nominees Australia Limited	39,573,891	9.00	1	87,093	22.56	1
National Nominees Limited	28,493,986	6.48	2			
ANZ Nominees Limited	27,249,865	6.20	3			
Westpac Custodian Nominees Limited	20,508,819	4.67	4			
Cogent Nominees Pty Limited	5,992,406	1.36	5			
Citicorp Nominees Pty Limited	5,188,183	1.18	6	14,211	3.68	2
Argo Investments Limited	4,143,829	0.94	7			
UBS Nominees Pty Limited	3,488,536	0.79	8			
IAG Nominees Pty Limited	3,449,706	0.78	9			
Victorian Workcover Authority	2,505,279	0.57	10			
Bond Street Custodians Limited	2,060,742	0.47	11			
Yarawe Investments Pty Limited	1,926,100	0.44	12			
Transport Accident Commission	1,677,617	0.38	13			
Australian Reward Investment Alliance	1,614,973	0.37	14			
Citicorp Nominees Pty Limited	1,497,086	0.34	15			
The University of Melbourne	1,408,815	0.32	16			
Gwynvill Securities Pty Ltd	1,330,700	0.30	17			
Citicorp Nominees Pty Limited	1,329,266	0.30	18			
Merrill Lynch (Australia) Nominees Pty Ltd	1,278,609	0.29	19			
MLEQ Nominees Pty Limited	1,276,562	0.29	20			
National Nominees Limited				5,400	1.40	3
Troxfield Pty Ltd				5,000	1.30	4
Mr Gregory Paul Vesey & Mrs Rosalie Vesey				4,795	1.24	5
Paldite Holdings Pty Ltd				4,309	1.12	6
Fortis Clearing Nominees P/L				3,434	0.89	7
ANZ Nominees Limited				2,725	0.71	8
Faete Holdings Pty Limited				2,568	0.67	9
Australian Industrial Sands Pty Ltd				2,500	0.65	10
Mrs Jennifer P T Darvall				2,500	0.65	11
Mr Kenward Elmslie				2,150	0.56	12
Avanteos Investments Limited				1,660	0.43	13
Mr Neil Lloyd Jones				1,500	0.39	14
Dr Bruce Deane Roney & Mrs Pamela Anne Roney				1,404	0.36	15
Dr Rita Lin				1,315	0.34	16
Mrs Isabel Anne Stogdale				1,216	0.31	17
Leslie Leonards Hi-Fi Pty Ltd				1,196	0.31	18
Multay Pty Ltd				1,051	0.27	19
Ecapital Nominees Pty Limited				1,045	0.27	20
	155,994,970	35.49		147,072	38.09	

The 20 largest ordinary shareholders hold 35.49% of the ordinary shares of the Company.

The 20 largest RPS shareholders hold 38.09% of the RPS of the Company.

For Corporate and Customer information please visit us at

www.davidjones.com.au






napoleon
napoleon
napoleon